As filed with the Securities and Exchange Commission on June 26, 2009
Registration No. 333-148620
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 9
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

LOGMEIN, INC.
(Exact name of registrant as specified in its charter)

Delaware	7372	20-1515952
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

500 Unicorn Park Drive
Woburn, Massachusetts 01801
(781) 638-9050
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael K. Simon
Chairman, President and Chief Executive Officer
500 Unicorn Park Drive
Woburn, Massachusetts 01801
(781) 638-9050
(Name, address, including zip code, and telephone
number, including area code, of agent for service)

Copies to:

John H. Chory, Esq. Philip P. Rossetti, Esq. Susan L. Mazur, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 1100 Winter Street Waltham, Massachusetts 02451 (781) 966-2000	Keith F. Higgins, Esq. Ropes & Gray LLP One International Place Boston, Massachusetts 02110 (617) 951-7000

Approximate date of commencement of proposed sale to public:  As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated June 26, 2009

Prospectus

6,666,667 Shares

LogMeIn, Inc.

Common Stock

This is the initial public offering of common stock by LogMeIn, Inc. We are offering 5,000,000 shares of common stock. The selling stockholders identified in this prospectus, including our chief executive officer and chief technology officer, are offering an additional 1,666,667 shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

The estimated initial public offering price is between $14.00 and $16.00 per share. Currently, no public market exists for the shares. Our shares of common stock have been approved for listing on The NASDAQ Global Market under the symbol “LOGM.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 8 of this prospectus.

	Per Share	Total

Initial public offering price	$	$
Underwriting discounts	$	$
Proceeds to us (before expenses)	$	$
Proceeds to selling stockholders (before expenses)	$	$

We and the selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 1,000,000 shares (750,000 shares from us and 250,000 shares from the selling stockholders) on the same terms and conditions as set forth above if the underwriters sell more than 6,666,667 shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about          , 2009.

J.P. Morgan	Barclays Capital

Thomas Weisel Partners LLC	Piper Jaffray	RBC Capital Markets

Prospectus dated          , 2009

Over 70 Million Devices Connected Worldwide by LogMeIn

= LogMeIn remote hosts at noon ET on 6/12/2009

On-demand Remote Support

LogMeIn rescue — Web-based remote support solution used by helpdesk professionals to assist remote PC, Mac and smartphone users and applications.

Remote Systems Management

Remote Backup

LogMeIn backup — Remote backup service used by IT professionals serving small businesses to create a backup network on computers they control.

Remote Access

LogMeIn PRO — Premium access to remote computers including file transfer, remote printing, remote sound, file share, mini-meeting, drive mapping and file sync.

LogMeIn FREE — Free access to remote computers or other Internet-enabled devices for quick, easy control of its desktop, files, applications and network resources.

Virtual Network Access

LogMeIn hamachi — Software-based VPN service that typically works with existing network and firewall set up, and requires no additional configuration to run.

Over 70 Million Devices Connected Worldwide by LogMeln On-demand remote support Web based remote support solution used by helpdesk professionals to assistremote PC,mac and smartphone users and applications Remote access remote systmes management Remote Backup Virtual Network Access

You should rely only on the information contained in this prospectus. We have not, the selling stockholders have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, the selling stockholders are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, prospects, financial condition and results of operations may have changed since that date.

Until          , 2009, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the “Risk Factors” section of this prospectus and our consolidated financial statements and related notes appearing at the end of this prospectus, before making an investment decision.

Overview

LogMeIn provides on-demand, remote-connectivity solutions to small and medium-sized businesses, or SMBs, IT service providers and consumers. We believe our solutions are used to connect more Internet-enabled devices worldwide than any other connectivity service. Businesses and IT service providers use our solutions to deliver end-user support and to access and manage computers and other Internet-enabled devices more effectively and efficiently from a remote location, or remotely. Consumers and mobile workers use our solutions to access computer resources remotely, thereby facilitating their mobility and increasing their productivity. Our solutions, which are deployed and accessed from anywhere through a web browser, or “on-demand,” are secure, scalable and easy for our customers to try, purchase and use. Our paying customer base grew from approximately 122,000 premium accounts as of March 31, 2008 to approximately 188,000 premium accounts as of March 31, 2009.

We believe LogMeIn Free and LogMeIn Hamachi, our popular free services, provide on-demand remote access, or remote-connectivity, to computing resources for more users than any other on-demand connectivity service, giving us access to a diverse group of users and increasing awareness of our fee-based, or premium, services. As of March 31, 2009, over 22.1 million registered users have connected over 70 million computers and other Internet enabled devices to a LogMeIn service, and during the first quarter of 2009, the total number of devices connected to our service grew at an average of approximately 95,000 per day. We complement our free services with nine premium services that offer additional features and functionality. These premium services include LogMeIn Rescue and LogMeIn IT Reach, our flagship remote support and management services, and LogMeIn Pro, our premium remote access service. Sales of our premium services are generated through word-of-mouth referrals, web-based advertising, expiring free trials that we convert to paid subscriptions and direct marketing to new and existing customers.

We deliver each of our on-demand solutions as a service that runs on Gravity, our proprietary platform consisting of software and customized database and web services. Gravity establishes secure connections over the Internet between remote computers and other Internet-enabled devices and manages the direct transmission of data between remotely-connected devices. This robust and scalable platform connects over ten million computers to our services each day.

We sell our premium services on a subscription basis at prices ranging from approximately $30 to $1,900 per year. During the three months ended March 31, 2009, we completed over 120,000 transactions at an average transaction price of approximately $153 and generated revenues of $17.2 million, as compared to $9.9 million in the three months ended March 31, 2008, an increase of approximately 73%. In fiscal 2008, we generated revenues of $51.7 million.

Industry Background

Mobile workers, IT professionals and consumers save time and money by accessing computing resources remotely. Remote access allows mobile workers and consumers to use applications, manage documents and collaborate with others whenever and wherever an Internet connection is available. Remote-connectivity solutions also allow IT professionals to deliver support and management services to remote end users and computers and other Internet-enabled devices.

A number of trends are increasing the demand for remote-connectivity solutions:

•	Increasingly mobile workforce. Workers are spending less of their time in a traditional office environment and are increasingly telecommuting and traveling with Internet-enabled devices.

•	Increasing use of IT outsourcing by SMBs. SMBs generally have limited internal IT expertise and IT budgets and are therefore increasingly turning to third-party service providers to manage the complexity of IT services at an affordable cost.

•	Growing adoption of on-demand solutions. By accessing hosted, on-demand solutions through a web browser, companies can avoid the time and costs associated with installing, configuring and maintaining IT support applications within their existing IT infrastructure.

•	Increasing need to support the growing number of Internet-enabled consumer devices. Consumer adoption of Internet-enabled devices is growing rapidly. Manufacturers, retailers and service providers struggle to provide cost-effective support for these devices and often turn to remote support and management solutions in order to increase customer satisfaction while lowering the cost of providing that support.

•	Proliferation of Internet-enabled mobile devices (smartphones). The rapid proliferation and increased functionality of smartphones is creating a growing need for remote support of these devices.

Our Solutions

Our solutions allow our users to remotely access, support and manage computers and other Internet-enabled devices on demand. We believe our solutions benefit users in the following ways:

•	Reduced set-up, support and management costs. Businesses easily set up our on-demand services with little or no modification to the remote location’s network or security systems and without the need for upfront technology or software investment. In addition, our customers lower their support and management costs by performing management-related tasks remotely.

•	Increased mobile worker productivity. Our remote-access services allow non-technical users to access and control remote computers and other Internet-enabled devices, increasing their mobility and allowing them to remain productive while away from the office.

•	Increased end-user satisfaction. Our services enable help desk technicians to quickly and easily gain control of a remote user’s computer. Once connected, the technician can diagnose and resolve problems while interacting with and possibly training the end user.

•	Reliable, fast and secure services. Our services possess built-in redundancy of servers and other infrastructure in three data centers, two located in the United States and one located in Europe. Our proprietary platform enables our services to connect and manage devices at enhanced speeds. Our services implement industry-standard security protocols and authenticate and authorize users of our services without storing passwords.

•	Easy to try, buy and use. Our services are simple to install, and our customers can use our services to manage their remote systems from any web browser. In addition, our low service delivery costs and hosted delivery model allow us to offer each of our services at competitive prices and to offer flexible payment options.

Our Competitive Strengths

We believe that the following competitive strengths differentiate us from our competitors and are key to our success:

•	Large established user community. Our large and growing community of users drives awareness of our services through personal recommendations, blogs and other online communication methods and provides us with a significant audience to which we can market and sell premium services.

•	Efficient customer acquisition model. We believe our free products and our large user base help generate word-of-mouth referrals, which in turn increases the efficiency of our paid marketing activities, the large majority of which are focused on pay-per-click search engine advertising.

•	Technology-enabled cost advantage. Our patent-pending service delivery platform, Gravity, reduces our bandwidth and other infrastructure requirements, which we believe makes our services faster and less expensive to deliver as compared to competing services.

•	On-demand delivery. Delivering our services on-demand allows us to serve additional customers with little incremental expense and to deploy new applications and upgrades quickly and efficiently to our existing customers.

•	High recurring revenue and high transaction volumes. We believe that our sales model of a high volume of new and renewed subscriptions at low transaction prices increases the predictability of our revenues compared to perpetual license-based software businesses.

Growth Strategy

Our objective is to extend our position as a leading provider of on-demand, remote-connectivity solutions. To accomplish this, we intend to:

•	Acquire new customers. We seek to continue to attract new customers by aggressively marketing our solutions and encouraging trials of our services while expanding our sales force.

•	Increase sales to existing customers. We plan to continue upselling and cross-selling our broad portfolio of services to our existing customer base by actively marketing our portfolio of services through e-commerce and by expanding our sales force.

•	Continue to build our user community. We plan to grow our community of users by marketing our services through paid advertising to target prospective customers who are seeking remote-connectivity solutions and by continuing to offer our popular free services, LogMeIn Free and LogMeIn Hamachi.

•	Expand internationally. We intend to expand our international sales and marketing staff and increase our international marketing expenditures to take advantage of this opportunity.

•	Continue to expand our service portfolio. We intend to continue to invest in the development of new on-demand, remote-connectivity services for businesses, IT service providers and consumers. We also intend to extend our services to work with other types of Internet-connected devices.

•	Pursue strategic acquisitions. We plan to pursue acquisitions that complement our existing business, represent a strong strategic fit and are consistent with our overall growth strategy.

Intel Relationship

In December 2007, we entered into a service and marketing agreement with Intel Corporation to jointly develop a service that delivers connectivity to computers built with Intel components. Under the terms of this four-year agreement, we are adapting our service delivery platform, Gravity, to work with specific technology delivered with Intel hardware and software products. The agreement provides that Intel will market and sell the services to its customers. Intel pays us a minimum license and service fee on a quarterly basis during the term of the agreement. We began recognizing revenue associated with the Intel service and marketing agreement in the quarter ended September 30, 2008. In addition, we and Intel share revenue generated by the use of the services by third parties to the extent it exceeds the minimum payments. In conjunction with this agreement, Intel Capital Corporation, or Intel Capital, purchased 2,222,223 shares of our series B-1 redeemable convertible preferred stock for $10.0 million in December 2007.

Risks That We Face

You should carefully consider the risks described under the “Risk Factors” section and elsewhere in this prospectus. These risks could materially and adversely impact our business, financial condition, operating results and cash flow, which could cause the trading price of our common stock to decline and could result in a partial or total loss of your investment.

Our Corporate Information

In February 2003, we incorporated under the laws of Bermuda. In August 2004, we completed a domestication in the State of Delaware under the name 3am Labs, Inc. We changed our name to LogMeIn, Inc. in March 2006. Our principal executive offices are located at 500 Unicorn Park Drive, Woburn, Massachusetts 01801, and our telephone number is (781) 638-9050. Our website address is www.logmein.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Unless the context otherwise requires, the terms “LogMeIn,” “our company,” “we,” “us” and “our” in this prospectus refer to LogMeIn, Inc. and our subsidiaries on a consolidated basis.

LogMeIn®, Gravity™, LogMeIn Backup®, LogMeIn® Central™, LogMeIn Free®, LogMeIn Hamachi®, LogMeIn® Ignition™, LogMeIn Rescue®, LogMeIn® Rescue+Mobile™, LogMeIn Pro®, LogMeIn IT Reach® and RemotelyAnywhere® are trademarks or registered trademarks of LogMeIn, Inc. Other trademarks or service marks appearing in this prospectus are the property of their respective holders.

THE OFFERING

Common stock offered by us	5,000,000 shares

Common stock offered by the selling stockholders	1,666,667 shares

Common stock to be outstanding after this offering	21,383,301 shares

Over-allotment option offered by us	750,000 shares

Over-allotment option offered by selling stockholders	250,000 shares

Use of proceeds	We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes, including the development of new services, sales and marketing activities and capital expenditures. We may also use a portion of the net proceeds to us for the acquisition of, or investment in, companies, technologies, services or assets that complement our business. Pending specific use of net proceeds as described in this prospectus, we intend to invest the net proceeds to us from this offering in short-term investment grade and U.S. government securities. We will not receive any of the proceeds from the sale of shares by the selling stockholders. The selling stockholders include our chief executive officer and chief technology officer. See the “Use of Proceeds” section of this prospectus for more information.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

NASDAQ Global Market symbol	“LOGM”

The number of shares of our common stock to be outstanding after this offering is based on the number of shares of our common stock outstanding as of May 31, 2009, and excludes:

•	3,206,450 shares of common stock issuable upon exercise of stock options outstanding as of May 31, 2009 at a weighted average exercise price of $4.27 per share; and

•	an additional 32,982 shares of common stock reserved for future issuance under our equity compensation plans as of May 31, 2009 and 800,000 additional shares of common stock to be reserved under our 2009 stock incentive plan to be effective upon the closing of this offering.

Unless otherwise indicated, all information in this prospectus assumes:

•	the adoption of our restated certificate of incorporation, which we refer to as our certificate of incorporation, and our amended and restated bylaws, which we refer to as our bylaws, to be effective upon the closing of this offering;

•	the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into 12,360,523 shares of our common stock upon the closing of this offering; and

•	no exercise of the underwriters’ over-allotment option.

In addition, unless otherwise indicated, all information in this prospectus gives effect to a 1-for-2.5 reverse split of our common stock that was effected on June 25, 2009.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize the consolidated financial data for our business as of and for the periods presented. You should read this information together with the “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2006	2007	2008	2008	2009
	(In thousands, except per share data)
				(Unaudited)

Consolidated Statement of Operations Data:
Revenue	$11,307	$26,998	$51,723	$9,919	$17,197
Cost of revenue(1)	2,033	3,925	5,970	1,343	1,744

Gross profit	9,274	23,073	45,753	8,576	15,453

Operating expenses:
Research and development(2)	3,232	6,661	11,997	2,575	3,004
Sales and marketing(2)	10,050	19,488	31,631	7,554	8,446
General and administrative(2)	2,945	3,611	6,583	1,601	1,656
Legal settlements	—	2,225	600	450	—
Amortization of intangibles(3)	141	328	328	82	82

Total operating expenses	16,368	32,313	51,139	12,262	13,188

Income (loss) from operations	(7,094)	(9,240)	(5,386)	(3,686)	2,265
Interest, net	365	260	216	84	16
Other income (expense), net	28	(25)	(110)	6	(59)

Income (loss) before income taxes	(6,701)	(9,005)	(5,280)	(3,596)	2,222
Provision for income taxes	—	(50)	(122)	(47)	(89)

Net income (loss)	(6,701)	(9,055)	(5,402)	(3,643)	2,133
Accretion of redeemable convertible preferred stock	(1,790)	(1,919)	(2,348)	(587)	(631)

Net income (loss) attributable to common stockholders	$(8,491)	$(10,974)	$(7,750)	$(4,230)	$1,502

Net income (loss) attributable to common stockholders per share:
Basic	$(2.47)	$(2.98)	$(1.97)	$(1.09)	$0.09
Diluted	$(2.47)	$(2.98)	$(1.97)	$(1.09)	$0.11
Weighted average shares outstanding used in computing per share amounts:
Basic	3,434	3,686	3,933	3,898	3,987
Diluted	3,434	3,686	3,933	3,898	17,103
Pro forma net income (loss) attributable to common stockholders per share(4):
Basic			$(0.33)		$0.13
Diluted			$(0.33)		$0.10
Pro forma weighted average common shares outstanding used in computing per share amounts(4):
Basic			16,294		16,348
Diluted			16,294		18,116

(1)	Includes stock-based compensation expense and acquisition-related intangible amortization expense.

(2)	Includes stock-based compensation expense.

(3)	Consists of acquisition-related intangible amortization expense.

(4)	Pro forma basic and diluted net income (loss) per share have been calculated assuming the automatic conversion of all outstanding shares of redeemable convertible preferred stock into 12,360,523 shares of our common stock upon the closing of this offering and compensation expense of $338,000 related to 180,000 performance based stock options that will vest if our market capitalization upon completion of this offering is greater than $400 million. Incremental common shares issuable to the holders of series B-1 redeemable convertible preferred stock in the event that a mandatory conversion occurs with an offering price less than $11.25 per common share have been excluded from the pro forma calculations and information as the conditions that would require such issuance are not considered probable of occurring. At March 31, 2009, the estimated fair value of our common stock was $10.08 per share.

	As of March 31, 2009
		Pro	Pro Forma as
	Actual	Forma(1)	Adjusted(2)
	(In thousands)
	(Unaudited)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$27,079	$27,079	$96,170
Working capital (excluding deferred revenue)	25,878	25,878	94,969
Total assets	40,723	40,723	108,341
Deferred revenue, including long-term portion	29,010	29,010	29,010
Total liabilities	35,880	35,880	35,880
Redeemable convertible preferred stock	35,474	—	—
Total stockholder’s equity (deficit)	(30,631)	4,843	72,461

(1)	The pro forma consolidated balance sheet data give effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into 12,360,523 shares of our common stock upon the closing of this offering.

(2)	The pro forma as adjusted consolidated balance sheet data also give effect to our sale of 5,000,000 shares of our common stock in this offering at an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our common stock could decline due to any of these risks, and, as a result, you may lose all or part of your investment. Before deciding whether to invest in our common stock you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes.

Risks Related to Our Business

We have had a history of losses.

We experienced net losses of $6.7 million for 2006, $9.1 million for 2007, and $5.4 million for 2008. In the quarter ended September 30, 2008, we achieved profitability and reported net income for the first time. We cannot predict if we will sustain this profitability or, if we fail to sustain this profitability, again attain profitability in the near future or at all. We expect to continue making significant future expenditures to develop and expand our business. In addition, as a public company, we will incur additional significant legal, accounting and other expenses that we did not incur as a private company. These increased expenditures make it harder for us to achieve and maintain future profitability. Our recent growth in revenue and customer base may not be sustainable, and we may not achieve sufficient revenue to achieve or maintain profitability. We may incur significant losses in the future for a number of reasons, including due to the other risks described in this prospectus, and we may encounter unforeseen expenses, difficulties, complications and delays and other unknown events. Accordingly, we may not be able to achieve or maintain profitability, and we may incur significant losses for the foreseeable future.

Our limited operating history makes it difficult to evaluate our current business and future prospects.

Our company has been in existence since 2003, and much of our growth has occurred in recent periods. Our limited operating history may make it difficult for you to evaluate our current business and our future prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including increasing expenses as we continue to grow our business. If we do not manage these risks successfully, our business will be harmed.

Our business is substantially dependent on market demand for, and acceptance of, the on-demand model for the use of software.

We derive, and expect to continue to derive, substantially all of our revenue from the sale of on-demand solutions, a relatively new and rapidly changing market. As a result, widespread acceptance and use of the on-demand business model is critical to our future growth and success. Under the perpetual or periodic license model for software procurement, users of the software typically run applications on their hardware. Because companies are generally predisposed to maintaining control of their IT systems and infrastructure, there may be resistance to the concept of accessing the functionality that software provides as a service through a third party. If the market for on-demand, software solutions fails to grow or grows more slowly than we currently anticipate, demand for our services could be negatively affected.

Growth of our business may be adversely affected if businesses, IT support providers or consumers do not adopt remote access or remote support solutions more widely.

Our services employ new and emerging technologies for remote access and remote support. Our target customers may hesitate to accept the risks inherent in applying and relying on new technologies or methodologies to supplant traditional methods of remote connectivity. Our business will not be successful if our target customers do not accept the use of our remote access and remote support technologies.

Adverse economic conditions or reduced IT spending may adversely impact our revenues.

Our business depends on the overall demand for IT and on the economic health of our current and prospective customers. The use of our service is often discretionary and may involve a commitment of capital and other resources. Weak economic conditions, or a reduction in IT spending even if economic conditions improve, would likely adversely impact our business, operating results and financial condition in a number of ways, including by lengthening sales cycles, lowering prices for our services and reducing sales.

Failure to renew or early termination of our service and marketing agreement with Intel would adversely impact our revenues.

In December 2007, we entered into a service and marketing agreement with Intel Corporation to jointly develop and market a service that delivers connectivity to computers built with Intel components. Under the terms of this four-year agreement, we are adapting our service delivery platform, Gravity, to work with specific technology delivered with Intel hardware and software products. If we are unable to renew our agreement with Intel after the initial four-year term on commercially reasonable terms, or at all, our revenue would decrease. In addition, the agreement grants Intel early termination rights in certain circumstances, such as a failure of the parties to exceed certain minimum revenue levels after the second and third years of the agreement. If Intel exercises any of its early termination rights, even after Intel’s payment of required early termination fees, our revenues would decrease.

Assertions by a third party that our services infringe its intellectual property, whether or not correct, could subject us to costly and time-consuming litigation or expensive licenses. We have recently been named as a defendant in a lawsuit alleging patent infringement.

There is frequent litigation in the software and technology industries based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition and become increasingly visible as a publicly-traded company, the possibility of intellectual property rights claims against us may grow. During 2007 and 2008, we were a defendant in three patent infringement lawsuits and paid approximately $2.8 million to settle these lawsuits. We also recently learned that a complaint had been filed against us by PB&J Software, LLC, alleging that we have infringed on one of their patents relating to a particular application or system for transferring or storing back-up copies of files from one computer to a second computer. While the complaint has not been served on us and we believe we have meritorious defenses to these claims, we could be required to spend significant resources investigating and defending this claim. In addition, any adverse determination or settlement of this claim could prevent us from offering a portion of our services or require us to pay damages or license fees.

In addition, although we have licensed proprietary technology, we cannot be certain that the owners’ rights in such technology will not be challenged, invalidated or circumvented. Furthermore, many of our service agreements require us to indemnify our customers for certain third-party intellectual property infringement claims, which could increase our costs as a result of defending such claims and may require that we pay damages if there were an adverse ruling related to any such claims. These types of claims could harm our relationships with our customers, may deter future customers from subscribing to our services or could expose us to litigation for these claims. Even if we are not a party to any litigation between a customer and a third party, an adverse outcome in any such litigation could make it more difficult for us to defend our intellectual property in any subsequent litigation in which we are a named party.

Any intellectual property rights claim against us or our customers, with or without merit, could be time-consuming, expensive to litigate or settle and could divert management attention and financial resources. An adverse determination also could prevent us from offering our services, require us to pay damages, require us to obtain a license or require that we stop using technology found to be in violation of a third party’s rights or procure or develop substitute services that do not infringe, which could require significant resources and expenses.

We depend on search engines to attract a significant percentage of our customers, and if those search engines change their listings or increase their pricing, it would limit our ability to attract new customers.

Many of our customers locate our website through search engines, such as Google. Search engines typically provide two types of search results, algorithmic and purchased listings, and we rely on both types. Algorithmic listings cannot be purchased and are determined and displayed solely by a set of formulas designed by the search engine. Search engines revise their algorithms from time to time in an attempt to optimize search result listings. If the search engines on which we rely for algorithmic listings modify their algorithms in a manner that reduces the prominence of our listing, fewer potential customers may click through to our website, requiring us to resort to other costly resources to replace this traffic. Any failure to replace this traffic could reduce our revenue and increase our costs. In addition, costs for purchased listings have increased in the past and may increase in the future, and further increases could have negative effects on our financial condition.

If we are unable to attract new customers to our services on a cost-effective basis, our revenue and results of operations will be adversely affected.

We must continue to attract a large number of customers on a cost-effective basis, many of whom have not previously used on-demand, remote-connectivity solutions. We rely on a variety of marketing methods to attract new customers to our services, such as paying providers of online services and search engines for advertising space and priority placement of our website in response to Internet searches. Our ability to attract new customers also depends on the competitiveness of the pricing of our services. If our current marketing initiatives are not successful or become unavailable, if the cost of such initiatives were to significantly increase, or if our competitors offer similar services at lower prices, we may not be able to attract new customers on a cost-effective basis and, as a result, our revenue and results of operations would be adversely affected.

If we are unable to retain our existing customers, our revenue and results of operations would be adversely affected.

We sell our services pursuant to agreements that are generally one year in duration. Our customers have no obligation to renew their subscriptions after their subscription period expires, and these subscriptions may not be renewed on the same or on more profitable terms. As a result, our ability to grow depends in part on subscription renewals. We may not be able to accurately predict future trends in customer renewals, and our customers’ renewal rates may decline or fluctuate because of several factors, including their satisfaction or dissatisfaction with our services, the prices of our services, the prices of services offered by our competitors or reductions in our customers’ spending levels. If our customers do not renew their subscriptions for our services, renew on less favorable terms, or do not purchase additional functionality or subscriptions, our revenue may grow more slowly than expected or decline, and our profitability and gross margins may be harmed.

If we fail to convert our free users to paying customers, our revenue and financial results will be harmed.

A significant portion of our user base utilizes our services free of charge through our free services or free trials of our premium services. We seek to convert these free and trial users to paying customers of our premium services. If our rate of conversion suffers for any reason, our revenue may decline and our business may suffer.

We use a limited number of data centers to deliver our services. Any disruption of service at these facilities could harm our business.

We host our services and serve all of our customers from three third-party data center facilities, of which two are located in the United States and one is located in Europe. We do not control the operation of these facilities. The owners of our data center facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, we may be required to transfer to new data center facilities, and we may incur significant costs and possible service interruption in connection with doing so.

Any changes in third-party service levels at our data centers or any errors, defects, disruptions or other performance problems with our services could harm our reputation and may damage our customers’ businesses. Interruptions in our services might reduce our revenue, cause us to issue credits to customers, subject us to potential liability, cause customers to terminate their subscriptions or harm our renewal rates.

Our data centers are vulnerable to damage or interruption from human error, intentional bad acts, pandemics, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures and similar events. At least one of our data facilities is located in an area known for seismic activity, increasing our susceptibility to the risk that an earthquake could significantly harm the operations of these facilities. The occurrence of a natural disaster or an act of terrorism, or vandalism or other misconduct, a decision to close the facilities without adequate notice or other unanticipated problems could result in lengthy interruptions in our services.

If the security of our customers’ confidential information stored in our systems is breached or otherwise subjected to unauthorized access, our reputation may be harmed, and we may be exposed to liability and a loss of customers.

Our system stores our customers’ confidential information, including credit card information and other critical data. Any accidental or willful security breaches or other unauthorized access could expose us to liability for the loss of such information, time-consuming and expensive litigation and other possible liabilities as well as negative publicity. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are difficult to recognize and react to. We and our third-party data center facilities may be unable to anticipate these techniques or to implement adequate preventative or reactionary measures. In addition, many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach often lead to widespread negative publicity, which may cause our customers to lose confidence in the effectiveness of our data security measures. Any security breach, whether successful or not, would harm our reputation, and it could cause the loss of customers.

Failure to comply with data protection standards may cause us to lose the ability to offer our customers a credit card payment option which would increase our costs of processing customer orders and make our services less attractive to our customers, the majority of which purchase our services with a credit card.

Major credit card issuers have adopted data protection standards and have incorporated these standards into their contracts with us. If we fail to maintain our compliance with the data protection and documentation standards adopted by the major credit card issuers and applicable to us, these issuers could terminate their agreements with us, and we could lose our ability to offer our customers a credit card payment option. Most of our individual and SMB customers purchase our services online with a credit card, and our business depends substantially upon our ability to offer the credit card payment option. Any loss of our ability to offer our customers a credit card payment option would make our services less attractive to them and hurt our business. Our administrative costs related to customer payment processing would also increase significantly if we were not able to accept credit card payments for our services.

Failure to effectively and efficiently service SMBs would adversely affect our ability to increase our revenue.

We market and sell a significant amount of our services to SMBs. SMBs are challenging to reach, acquire and retain in a cost-effective manner. To grow our revenue quickly, we must add new customers, sell additional services to existing customers and encourage existing customers to renew their subscriptions. Selling to, and retaining SMBs is more difficult than selling to and retaining large enterprise customers because SMB customers generally:

•	have high failure rates;

•	are price sensitive;

•	are difficult to reach with targeted sales campaigns;

•	have high churn rates in part because of the scale of their businesses and the ease of switching services; and

•	generate less revenues per customer and per transaction.

In addition, SMBs frequently have limited budgets and may choose to spend funds on items other than our services. Moreover, SMBs are more likely to be significantly affected by economic downturns than larger, more established companies, and if these organizations experience economic hardship, they may be unwilling or unable to expend resources on IT.

If we are unable to market and sell our services to SMBs with competitive pricing and in a cost-effective manner, our ability to grow our revenue quickly and become profitable will be harmed.

We may not be able to respond to rapid technological changes with new services, which could have a material adverse effect on our sales and profitability.

The on-demand, remote-connectivity solutions market is characterized by rapid technological change, frequent new service introductions and evolving industry standards. Our ability to attract new customers and increase revenue from existing customers will depend in large part on our ability to enhance and improve our existing services, introduce new services and sell into new markets. To achieve market acceptance for our services, we must effectively anticipate and offer services that meet changing customer demands in a timely manner. Customers may require features and capabilities that our current services do not have. If we fail to develop services that satisfy customer preferences in a timely and cost-effective manner, our ability to renew our services with existing customers and our ability to create or increase demand for our services will be harmed.

We may experience difficulties with software development, industry standards, design or marketing that could delay or prevent our development, introduction or implementation of new services and enhancements. The introduction of new services by competitors, the emergence of new industry standards or the development of entirely new technologies to replace existing service offerings could render our existing or future services obsolete. If our services become obsolete due to wide-spread adoption of alternative connectivity technologies such as other Web-based computing solutions, our ability to generate revenue may be impaired. In addition, any new markets into which we attempt to sell our services, including new countries or regions, may not be receptive.

If we are unable to successfully develop or acquire new services, enhance our existing services to anticipate and meet customer preferences or sell our services into new markets, our revenue and results of operations would be adversely affected.

The market in which we participate is competitive, with low barriers to entry, and if we do not compete effectively, our operating results may be harmed.

The markets for remote-connectivity solutions are competitive and rapidly changing, with relatively low barriers to entry. With the introduction of new technologies and market entrants, we expect competition to intensify in the future. In addition, pricing pressures and increased competition generally could result in reduced sales, reduced margins or the failure of our services to achieve or maintain widespread market acceptance. Often we compete against existing services that our potential customers have already made significant expenditures to acquire and implement.

Certain of our competitors offer, or may in the future offer, lower priced, or free, products or services that compete with our solutions. This competition may result in reduced prices and a substantial loss of customers for our solutions or a reduction in our revenue.

We compete with Citrix Systems, WebEx (a division of Cisco Systems) and others. Certain of our solutions, including our free remote access service, also compete with current or potential services offered by Microsoft and Apple. Many of our actual and potential competitors enjoy competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. In addition, many of our competitors have established marketing relationships and access to larger customer bases, and have major distribution agreements with consultants, system integrators and resellers. If we are not able to compete effectively, our operating results will be harmed.

Industry consolidation may result in increased competition.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer a more comprehensive service than they individually had offered. In addition, new entrants not currently considered to be competitors may enter the market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. Many of the companies driving this trend have significantly greater financial, technical and other resources than we do and may be better positioned to acquire and offer complementary services and technologies. The companies resulting from such combinations may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of customers or a reduction in our revenues.

Original equipment manufacturers may adopt solutions provided by our competitors.

Original equipment manufacturers may in the future seek to build the capability for on-demand, remote-connectivity solutions into their products. We may compete with our competitors to sell our services to, or partner with, these manufacturers. Our ability to attract and partner with these manufacturers will, in large part, depend on the competitiveness of our services. If we fail to attract or partner with, or our competitors are successful in attracting or partnering with, these manufacturers, our revenue and results of operations would be affected adversely.

Our quarterly operating results may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of research analysts or investors, which could cause our stock price to decline.

Our quarterly operating results may fluctuate as a result of a variety of factors, many of which are outside of our control. If our quarterly operating results or guidance fall below the expectations of research analysts or investors, the price of our common stock could decline substantially. Fluctuations in our quarterly operating results or guidance may be due to a number of factors, including, but not limited to, those listed below:

•	our ability to renew existing customers, increase sales to existing customers and attract new customers;

•	the amount and timing of operating costs and capital expenditures related to the operation, maintenance and expansion of our business;

•	service outages or security breaches;

•	whether we meet the service level commitments in our agreements with our customers;

•	changes in our pricing policies or those of our competitors;

•	the timing and success of new application and service introductions and upgrades by us or our competitors;

•	changes in sales compensation plans or organizational structure;

•	the timing of costs related to the development or acquisition of technologies, services or businesses;

•	seasonal variations or other cyclicality in the demand for our services;

•	general economic, industry and market conditions and those conditions specific to Internet usage and online businesses;

•	the purchasing and budgeting cycles of our customers;

•	the financial condition of our customers; and

•	geopolitical events such as war, threat of war or terrorist acts.

We believe that our quarterly revenue and operating results may vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful. You should not rely on the results of one quarter as an indication of future performance.

If our services are used to commit fraud or other similar intentional or illegal acts, we may incur significant liabilities, our services may be perceived as not secure and customers may curtail or stop using our services.

Our services enable direct remote access to third-party computer systems. We do not control the use or content of information accessed by our customers through our services. If our services are used to commit fraud or other bad or illegal acts, such as posting, distributing or transmitting any software or other computer files that contain a virus or other harmful component, interfering or disrupting third-party networks, infringing any third party’s copyright, patent, trademark, trade secret or other proprietary rights or rights of publicity or privacy, transmitting any unlawful, harassing, libelous, abusive, threatening, vulgar or otherwise objectionable material, or accessing unauthorized third-party data, we may become subject to claims for defamation, negligence, intellectual property infringement or other matters. As a result, defending such claims could be expensive and time-consuming, and we could incur significant liability to our customers and to individuals or businesses who were the targets of such acts. As a result, our business may suffer and our reputation will be damaged.

We provide minimum service level commitments to some of our customers, our failure of which to meet could cause us to issue credits for future services or pay penalties, which could significantly harm our revenue.

Some of our customer agreements now, and may in the future, provide minimum service level commitments regarding items such as uptime, functionality or performance. If we are unable to meet the stated service level commitments for these customers or suffer extended periods of unavailability for our service, we are or may be contractually obligated to provide these customers with credits for future services or pay other penalties. Our revenue could be significantly impacted if we are unable to meet our service level commitments and are required to provide a significant amount of our services at no cost or pay other penalties. We do not currently have any reserves on our balance sheet for these commitments.

We have experienced rapid growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

We increased our number of full-time employees from 126 at December 31, 2006, to 209 at December 31, 2007, to 287 at December 31, 2008 and to 303 at March 31, 2009, and our revenue increased from $11.3 million in 2006, to $27.0 million in 2007, to $51.7 million in 2008 and was $17.2 million for the quarter ended March 31, 2009. Our growth has placed, and may continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. We intend to further expand our overall business, customer base, headcount and operations both domestically and internationally. Creating a global organization and managing a geographically dispersed workforce will require substantial management effort and significant additional investment in our infrastructure. We will be required to continue to improve our operational, financial and management controls and our reporting procedures and we may not be able to do so effectively. As such, we may be unable to manage our expenses effectively in the future, which may negatively impact our gross profit or operating expenses in any particular quarter.

If we do not effectively expand and train our work force, our future operating results will suffer.

We plan to continue to expand our work force both domestically and internationally to increase our customer base and revenue. We believe that there is significant competition for qualified personnel with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of personnel to support our growth. New hires require significant training and, in most cases, take significant time before they achieve full productivity. Our recent hires and planned hires may not become as productive as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals. If our recruiting, training and retention efforts are not successful or do not generate a corresponding increase in revenue, our business will be harmed.

Our sales cycles for enterprise customers, currently approximately 10% of our overall sales, can be long, unpredictable and require considerable time and expense, which may cause our operating results to fluctuate.

The timing of our revenue from sales to enterprise customers is difficult to predict. These efforts require us to educate our customers about the use and benefit of our services, including the technical capabilities and potential cost savings to an organization. Enterprise customers typically undertake a significant evaluation process that has in the past resulted in a lengthy sales cycle, typically several months. We spend substantial time, effort and money on our enterprise sales efforts without any assurance that our efforts will produce any sales. In addition, service subscriptions are frequently subject to budget constraints and unplanned administrative, processing and other delays. If sales expected from a specific customer for a particular quarter are not realized in that quarter or at all, our results could fall short of public expectations and our business, operating results and financial condition could be adversely affected.

Our long-term success depends, in part, on our ability to expand the sales of our services to customers located outside of the United States, and thus our business is susceptible to risks associated with international sales and operations.

We currently maintain offices and have sales personnel or independent consultants outside of the United States and are attempting to expand our international operations. In November 2007, we opened our Europe, Middle East and Africa sales and marketing headquarters in Amsterdam, the Netherlands and in January 2009, we opened our Asia-Pacific sales and marketing headquarters in Sydney, Australia. Our international expansion efforts may not be successful. In addition, conducting international operations subjects us to new risks that we have not generally faced in the United States.

These risks include:

•	localization of our services, including translation into foreign languages and adaptation for local practices and regulatory requirements;

•	lack of familiarity with and unexpected changes in foreign regulatory requirements;

•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	difficulties in managing and staffing international operations;

•	fluctuations in currency exchange rates;

•	potentially adverse tax consequences, including the complexities of foreign value added or other tax systems and restrictions on the repatriation of earnings;

•	dependence on certain third parties, including channel partners with whom we do not have extensive experience;

•	the burdens of complying with a wide variety of foreign laws and legal standards;

•	increased financial accounting and reporting burdens and complexities;

•	political, social and economic instability abroad, terrorist attacks and security concerns in general; and

•	reduced or varied protection for intellectual property rights in some countries.

Operating in international markets also requires significant management attention and financial resources. The investment and additional resources required to establish operations and manage growth in other countries may not produce desired levels of revenue or profitability.

Our success depends on our customers’ continued high-speed access to the Internet and the continued reliability of the Internet infrastructure.

Because our services are designed to work over the Internet, our revenue growth depends on our customers’ high-speed access to the Internet, as well as the continued maintenance and development of the

Internet infrastructure. The future delivery of our services will depend on third-party Internet service providers to expand high-speed Internet access, to maintain a reliable network with the necessary speed, data capacity and security, and to develop complementary products and services, including high-speed modems, for providing reliable and timely Internet access and services. The success of our business depends directly on the continued accessibility, maintenance and improvement of the Internet as a convenient means of customer interaction, as well as an efficient medium for the delivery and distribution of information by businesses to their employees. All of these factors are out of our control.

To the extent that the Internet continues to experience increased numbers of users, frequency of use or bandwidth requirements, the Internet may become congested and be unable to support the demands placed on it, and its performance or reliability may decline. Any future Internet outages or delays could adversely affect our ability to provide services to our customers.

Our success depends in large part on our ability to protect and enforce our intellectual property rights.

We rely on a combination of copyright, service mark, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights, all of which provide only limited protection. In addition, we have four patents pending, and we are in the process of filing additional patents. We cannot assure you that any patents will issue from our currently pending patent applications in a manner that gives us the protection that we seek, if at all, or that any future patents issued to us will not be challenged, invalidated or circumvented. Any patents that may issue in the future from pending or future patent applications may not provide sufficiently broad protection or they may not prove to be enforceable in actions against alleged infringers. Also, we cannot assure you that any future service mark or trademark registrations will be issued for pending or future applications or that any registered service marks or trademarks will be enforceable or provide adequate protection of our proprietary rights.

We endeavor to enter into agreements with our employees and contractors and agreements with parties with whom we do business to limit access to and disclosure of our proprietary information. The steps we have taken, however, may not prevent unauthorized use or the reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive to ours or infringe our intellectual property. Enforcement of our intellectual property rights also depends on our successful legal actions against these infringers, but these actions may not be successful, even when our rights have been infringed.

Furthermore, effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are available. In addition, the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related industries are uncertain and still evolving.

Our use of “open source” software could negatively affect our ability to sell our services and subject us to possible litigation.

A portion of the technologies licensed by us incorporate so-called “open source” software, and we may incorporate open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses. If we fail to comply with these licenses, we may be subject to certain conditions, including requirements that we offer our services that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and/or that we license such modifications or derivative works under the terms of the particular open source license. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our services that contained the open source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our services.

We rely on third-party software, including server software and licenses from third parties to use patented intellectual property that is required for the development of our services, which may be difficult to obtain or which could cause errors or failures of our services.

We rely on software licensed from third parties to offer our services, including server software from Microsoft and patented third-party technology. In addition, we may need to obtain future licenses from third parties to use intellectual property associated with the development of our services, which might not be available to us on acceptable terms, or at all. Any loss of the right to use any software required for the development and maintenance of our services could result in delays in the provision of our services until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated, which could harm our business. Any errors or defects in third-party software could result in errors or a failure of our services which could harm our business.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, our ability to operate our business and investors’ views of us.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be evaluated frequently. Our internal controls over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles in the United States of America. In connection with this offering, we intend to begin the process of documenting, reviewing and improving our internal controls over financial reporting for compliance with Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, which will require an annual management assessment of the effectiveness of our internal controls over financial reporting and a report from our independent registered public accounting firm addressing the effectiveness of our internal controls over financial reporting. Both we and our independent registered public accounting firm will be attesting to the effectiveness of our internal controls over financial reporting in connection with our second filing of an Annual Report on Form 10-K with the Securities and Exchange Commission after becoming a public company. As part of our process of documenting and testing our internal control over financial reporting, we may identify areas for further attention and improvement. We have begun recruiting additional finance and accounting personnel with skill sets that we will need as a public company.

Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to modify our existing processes and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price and make it more difficult for us to effectively market and sell our services to new and existing customers.

Material defects or errors in the software we use to deliver our services could harm our reputation, result in significant costs to us and impair our ability to sell our services.

The software applications underlying our services are inherently complex and may contain material defects or errors, particularly when first introduced or when new versions or enhancements are released. We have from time to time found defects in our services, and new errors in our existing services may be detected in the future. Any defects that cause interruptions to the availability of our services could result in:

•	a reduction in sales or delay in market acceptance of our services;

•	sales credits or refunds to our customers;

•	loss of existing customers and difficulty in attracting new customers;

•	diversion of development resources;

•	harm to our reputation; and

•	increased insurance costs.

After the release of our services, defects or errors may also be identified from time to time by our internal team and by our customers. The costs incurred in correcting any material defects or errors in our services may be substantial and could harm our operating results.

Government regulation of the Internet and e-commerce and of the international exchange of certain technologies is subject to possible unfavorable changes, and our failure to comply with applicable regulations could harm our business and operating results.

As Internet commerce continues to evolve, increasing regulation by federal, state or foreign governments becomes more likely. For example, we believe increased regulation is likely in the area of data privacy, and laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information could affect our customers’ ability to use and share data, potentially reducing demand for our products and services. In addition, taxation of products and services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may also be imposed. Any regulation imposing greater fees for Internet use or restricting the exchange of information over the Internet could result in reduced growth or a decline in the use of the Internet and could diminish the viability of our Internet-based services, which could harm our business and operating results.

Our software products contain encryption technologies, certain types of which are subject to U.S. and foreign export control regulations and, in some foreign countries, restrictions on importation and/or use. We have submitted our encryption products for technical review under U.S. export regulations and have advised U.S. export enforcement authorities that our encryption software products were made available for international distribution from our U.S.-based facilities without first completing this required review procedure. This or any other failure on our part to comply with encryption or other applicable export control requirements could result in financial penalties or other sanctions under the U.S. export regulations, which could harm our business and operating results. Foreign regulatory restrictions could impair our access to technologies that we seek for improving our products and services and may also limit or reduce the demand for our products and services outside of the United States.

Our operating results may be harmed if we are required to collect sales or other related taxes for our subscription services in jurisdictions where we have not historically done so.

Primarily due to the nature of our services in certain states and countries, we do not believe we are required to collect sales or other related taxes from our customers in certain states or countries. However, one or more other states or countries may seek to impose sales or other tax collection obligations on us, including for past sales by us or our resellers and other partners. A successful assertion that we should be collecting sales or other related taxes on our services could result in substantial tax liabilities for past sales, discourage customers from purchasing our services or otherwise harm our business and operating results.

We may expand by acquiring or investing in other companies, which may divert our management’s attention, result in additional dilution to our stockholders and consume resources that are necessary to sustain our business.

Although we have no ongoing negotiations or current agreements or commitments for any acquisitions, our business strategy may include acquiring complementary services, technologies or businesses. We also may enter into relationships with other businesses to expand our portfolio of services or our ability to provide our services in foreign jurisdictions, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing or investments in other companies. Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to close these transactions may often be subject to conditions or approvals that are beyond our control. Consequently, these transactions, even if undertaken and announced, may not close.

An acquisition, investment or new business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel or operations of the acquired companies, particularly if the key personnel of the acquired company choose not to work for us, the company’s software is not easily adapted to work with ours or we have difficulty retaining the customers of any acquired business due to changes in management or otherwise. Acquisitions may also disrupt our business, divert our resources and require significant management attention that would otherwise be available for development of our business. Moreover, the anticipated benefits of any acquisition, investment or business relationship may not be realized or we may be exposed to unknown liabilities. For one or more of those transactions, we may:

•	issue additional equity securities that would dilute our stockholders;

•	use cash that we may need in the future to operate our business;

•	incur debt on terms unfavorable to us or that we are unable to repay;

•	incur large charges or substantial liabilities;

•	encounter difficulties retaining key employees of the acquired company or integrating diverse software codes or business cultures; and

•	become subject to adverse tax consequences, substantial depreciation or deferred compensation charges.

Any of these risks could harm our business and operating results.

The loss of key personnel or an inability to attract and retain additional personnel may impair our ability to grow our business.

We are highly dependent upon the continued service and performance of our senior management team and key technical and sales personnel, including our President and Chief Executive Officer and Chief Technical Officer. These officers are not party to an employment agreement with us, and they may terminate employment with us at any time with no advance notice. The replacement of these officers likely would involve significant time and costs, and the loss of these officers may significantly delay or prevent the achievement of our business objectives.

We face intense competition for qualified individuals from numerous technology, software and manufacturing companies. For example, our competitors may be able attract and retain a more qualified engineering team by offering more competitive compensation packages. If we are unable to attract new engineers and retain our current engineers, we may not be able to develop and maintain our services at the same levels as our competitors and we may, therefore, lose potential customers and sales penetration in certain markets. Our failure to attract and retain suitably qualified individuals could have an adverse effect on our ability to implement our business plan and, as a result, our ability to compete would decrease, our operating results would suffer and our revenues would decrease.

Risks Related to this Offering and Ownership of our Common Stock

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could harm our operating results.

As a public company, we will incur significant additional legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with current corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the Securities and Exchange Commission, or SEC, and the exchange on which we list our shares of common stock issued in this offering. The expenses incurred by public companies for reporting and corporate governance purposes have increased dramatically. We expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are unable to currently estimate these costs with any degree of certainty. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage previously available. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

Our failure to raise additional capital or generate the cash flows necessary to expand our operations and invest in our services could reduce our ability to compete successfully.

We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per share value of our common stock could decline. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

•	develop or enhance our services;

•	continue to expand our development, sales and marketing organizations;

•	acquire complementary technologies, products or businesses;

•	expand our operations, in the United States or internationally;

•	hire, train and retain employees; or

•	respond to competitive pressures or unanticipated working capital requirements.

An active trading market for our common stock may not develop, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for shares of our common stock. Although our common stock has been approved for listing on The NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price of our common stock will be determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price of our common stock after the offering. In the absence of an active trading market for our common stock, investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell.

Our stock price may be volatile, and the market price of our common stock after this offering may drop below the price you pay.

The market price of our common stock could be subject to significant fluctuations after this offering, and it may decline below the initial public offering price. Market prices for securities of early stage companies have historically been particularly volatile. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. Some of the factors that may cause the market price of our common stock to fluctuate include:

•	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	fluctuations in our recorded revenue, even during periods of significant sales order activity;

•	changes in estimates of our financial results or recommendations by securities analysts;

•	failure of any of our services to achieve or maintain market acceptance;

•	changes in market valuations of similar companies;

•	success of competitive products or services;

•	changes in our capital structure, such as future issuances of securities or the incurrence of debt;

•	announcements by us or our competitors of significant services, contracts, acquisitions or strategic alliances;

•	regulatory developments in the United States, foreign countries or both;

•	litigation involving our company, our general industry or both;

•	additions or departures of key personnel;

•	general perception of the future of the remote-connectivity market or our services;

•	investors’ general perception of us; and

•	changes in general economic, industry and market conditions.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time after the expiration of the lock-up agreements described in the “Underwriting” section of this prospectus. These sales, or the market perception that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have 21,383,301 shares of common stock outstanding based on the number of shares outstanding as of May 31, 2009. This includes the 5,000,000 shares that we are selling in this offering, which may be resold in the public market immediately. Of the remaining 14,716,634 shares, 14,672,834, or 68.6% of our outstanding shares after this offering, are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold, subject to any applicable volume limitations under federal securities laws, in the near future as set forth below.

Number of Shares and	First Date Available for
% of Total Outstanding	Sale into Public Market

43,800 shares, or 0.2%	On the date of this prospectus
0 shares, or 0%	90 days after the date of this prospectus
14,672,834 shares, or 68.6%	180 days after the date of this prospectus, subject to extension in specified instances, due to lock-up agreements between the holders of these shares and the underwriters; however, the representatives of the underwriters can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time

In addition, as of May 31, 2009, there were 3,206,450 shares subject to outstanding options that will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, the lock-up agreements and Rules 144 and 701 under the Securities Act of 1933, as amended. Moreover, after this offering, holders of an aggregate of approximately 9.9 million shares of our common stock as of May 31, 2009, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity incentive plans, including 832,982 shares reserved for future issuance under our equity incentive plans, including our 2009 stock incentive plan, which we adopted in June 2009 and will be effective upon the closing of this offering. Once we register and issue these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The assumed initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur immediate dilution of $11.70 in net tangible book value per share from the price you paid. In addition, following this offering, purchasers in the offering will have contributed 71.2% of the total consideration paid by our stockholders to purchase shares of common stock. Moreover, we issued options in the past to acquire common stock at prices significantly below the assumed initial public offering price. As of May 31, 2009, 3,206,450 shares of common stock were issuable upon exercise of outstanding stock options with a weighted average exercise price of $4.27 per share. To the extent that these outstanding options are ultimately exercised, you will incur further dilution. For a further description of the dilution that you will experience immediately after this offering, see the “Dilution” section of this prospectus.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply our net proceeds of this offering in ways that increase the value of your investment. We expect to use the net proceeds to us from this offering for capital expenditures and general corporate purposes and working capital, which may in the future include investments in, or acquisitions of, complementary businesses, services or technologies. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

After the completion of this offering, we do not expect to declare any dividends in the foreseeable future.

After the completion of this offering, we do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our certificate of incorporation, bylaws and Delaware law contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our board of directors. Our corporate governance documents include provisions:

•	authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	limiting the ability of our stockholders to call and bring business before special meetings and to take action by written consent in lieu of a meeting;

•	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

•	controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings;

•	providing the board of directors with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings;

•	limiting the determination of the number of directors on our board of directors and the filling of vacancies or newly created seats on the board to our board of directors then in office; and

•	providing that directors may be removed by stockholders only for cause.

These provisions, alone or together, could delay hostile takeovers and changes in control of our company or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock. Any provision of our amended and restated certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this prospectus, including statements about our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements in this prospectus include, among other things, statements about:

•	our plans to develop, improve, commercialize and market our services;

•	our financial performance;

•	the potential benefits of collaboration agreements and our ability to enter into selective collaboration arrangements;

•	our ability to quickly and efficiently identify and develop new products and services;

•	our ability to establish and maintain intellectual property rights; and

•	our estimates regarding expenses, future revenues, capital requirements and needs for additional financing.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section of this prospectus, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

MARKET AND INDUSTRY DATA

In this prospectus, we rely on and refer to information and statistics regarding the industries and the markets in which we compete. We obtained this information and these statistics from various third-party sources. We believe that these sources and the estimates contained therein are reliable, but we have not independently verified them. Such information involves risks and uncertainties and is subject to change based on various factors, including those discussed in the “Risk Factors” section of this prospectus.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $67.7 million, assuming an initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. At an assumed public offering price of $15.00 per share, the selling stockholders will receive $23.3 million from their sale of our common stock in this offering, after deducting the underwriting discounts and commissions. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. Our chief executive officer and chief technology officer are selling shares of common stock in this offering. If the underwriters’ over-allotment option is exercised in full, we estimate the net proceeds to us will be approximately $78.1 million, and we estimate the net proceeds to the selling stockholders will be approximately $26.7 million. See the “Principal and Selling Stockholders” section of this prospectus.

We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes, including the development of new services, sales and marketing activities and capital expenditures. We may also use a portion of the net proceeds to us for the acquisition of, or investment in, companies, technologies, services or assets that complement our business. Other principal purposes for this offering are to:

•	create a public market for our common stock;

•	facilitate our future access to the public capital markets;

•	provide liquidity for our existing stockholders;

•	increase our visibility in our markets;

•	improve the effectiveness of our equity compensation plans in attracting and retaining key employees; and

•	enhance our ability to acquire or invest in complementary companies, technologies, products or assets.

We have not yet determined with any certainty the manner in which we will allocate these net proceeds. Management will retain broad discretion in the allocation and use of the net proceeds to us from this offering. The amounts and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments, and the rate of growth, if any, of our business.

Although we may use a portion of our net proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business, we have no present understandings, commitments or agreements to enter into any acquisitions or make any investments. We cannot assure you that we will make any acquisitions or investments in the future.

Pending specific use of the net proceeds as described above, we intend to invest the net proceeds to us from this offering in short-term investment grade and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid dividends on our common stock. We currently intend to retain any future earnings to finance our research and development efforts, improvements to our existing services, the development of our proprietary technologies and the expansion of our business. We do not intend to declare or pay cash dividends on our capital stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization, as of March 31, 2009,

•	on an actual basis;

•	on a pro forma basis to give effect to the automatic conversion of all of our shares of redeemable convertible preferred stock outstanding on March 31, 2009 into 12,360,523 shares of our common stock upon the closing of this offering and the 1-for-2.5 reverse split of our common stock effected on June 25, 2009; and

•	on a pro forma as adjusted basis to give effect to (1) the issuance and sale of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, (2) the automatic conversion of all of our outstanding shares of redeemable convertible preferred stock into 12,360,523 shares of our common stock upon the closing of this offering, and (3) the 1-for-2.5 reverse split of our common stock effected on June 25, 2009.

Our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

	As of March 31, 2009
			Pro Forma as
	Actual	Pro Forma	Adjusted
	(Unaudited)
	(In thousands, except share data)

Cash and cash equivalents	$27,079	$27,079	$96,170

Preferred stock:
Series A redeemable convertible preferred stock, $0.01 par value: 17,010,413 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	12,746	—	—
Series B redeemable convertible preferred stock, $0.01 par value: 11,668,703 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	11,821	—	—
Series B-1 redeemable convertible preferred stock, $0.01 par value: 2,222,223 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	10,907	—	—

Total redeemable convertible preferred stock	35,474	—	—

Stockholders’ (deficit) equity:
Common stock, $0.01 par value: 20,022,752 shares authorized; 4,020,278 shares issued and outstanding, actual; 75,000,000 shares authorized, 16,380,801 shares issued and outstanding, pro forma; 75,000,000 shares authorized, 21,380,801 shares issued and outstanding, pro forma as adjusted	100	224	274
Additional paid-in capital	239	35,589	103,495
Accumulated deficit	(30,847)	(30,847)	(31,185)
Accumulated other comprehensive income	(123)	(123)	(123)

Total stockholders’ equity (deficit)	(30,631)	4,843	72,461

Total capitalization	$4,843	$4,843	$72,461

A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share would increase (decrease) each of additional paid-in capital and total stockholders’ (deficit) equity in the pro forma as adjusted column by $4.6 million, assuming the number of shares offered by us and the selling stockholders, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table above does not include:

•	3,208,400 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2009 at a weighted average exercise price of $4.28 per share;

•	an additional 33,532 shares of common stock reserved for future issuance under our equity compensation plans as of March 31, 2009 and 800,000 additional shares of common stock to be reserved under our 2009 stock incentive plan to be effective upon the closing of this offering; and

•	additional common shares issuable to the holders of series B-1 redeemable convertible preferred stock in the event that a mandatory conversion occurs with an offering price less than $11.25 per common share which have been excluded from the pro forma calculations and information as the conditions that would require such issuance are not considered probable of occurring. At March 31, 2009, the estimated fair value of our common stock was $10.08 per common share.

DILUTION

If you invest in shares of our common stock in this offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share you will pay in this offering and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our pro forma net tangible book value as of March 31, 2009 was $2.9 million, or $0.18 per share of common stock. Our pro forma net tangible book value per share set forth below represents our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding on March 31, 2009, after giving effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our common stock upon the closing of this offering.

After giving effect to our issuance and sale of 5,000,000 shares of our common stock in this offering at an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2009 would have been $70.5 million, or $3.30 per share of our common stock. This represents an immediate increase in our net tangible book value to our existing stockholders of $3.12 per share. The initial public offering price per share of our common stock will significantly exceed the pro forma as adjusted net tangible book value per share. Accordingly, new investors who purchase shares of our common stock in this offering will suffer an immediate dilution of their investment of $11.70 per share. The following table illustrates this per share dilution to new investors purchasing shares of our common stock in this offering without giving effect to the option granted to the underwriters to purchase additional shares of our common stock in this offering:

Assumed initial public offering price per share		$15.00
Pro forma net tangible book value per share as of March 31, 2009	$0.18
Increase per share attributable to sale of shares of our common stock in this offering	3.12

Pro forma as adjusted net tangible book value per share after this offering		3.30

Dilution per share to new investors		$11.70

A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share would increase (decrease) the pro forma as adjusted net tangible book value by $4.7 million, the pro forma as adjusted net tangible book value per share after this offering by $0.22 per share and the dilution in pro forma as adjusted net tangible book value per share to investors in this offering by $0.78 per share, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value will increase to $3.66 per share, representing an immediate increase to existing stockholders of $3.48 per share and an immediate dilution of $11.34 per share to new investors. If any shares are issued upon exercise of outstanding options you will experience further dilution.

The following table summarizes, on a pro forma basis as of March 31, 2009, giving effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our common stock, the differences between the number of shares of our common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors purchasing shares of our common stock in this offering. The calculations below are based on an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, before the deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

			Total
	Shares Purchased		Consideration		Average Price
	Number	%	Amount	%	per Share

Existing stockholders	16,380,801	76.6%	$30,411,046	28.8%	$1.86
New investors	5,000,000	23.4%	75,000,000	71.2%	15.00

Total	21,380,801	100.0%	$105,411,046	100.0%	$4.93

The sale of 1,666,667 shares of our common stock to be sold by the selling stockholders in this offering, which assumes no exercise of the underwriters’ over-allotment option, will reduce the number of shares of our common stock held by existing stockholders to 14,714,134, or 68.8% of the total shares outstanding, and will increase the number of shares of our common stock held by new investors to 6,666,667, or 31.2% of the total shares of our common stock outstanding.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the consolidated statements of operations data for the years ended December 31, 2006, 2007 and 2008 and the balance sheet data as of December 31, 2007 and 2008 from our audited financial statements included elsewhere in this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2004 and 2005 and balance sheet data as of December 31, 2004, 2005 and 2006 from our audited financial statements not included in this prospectus. We have derived the consolidated statements of operations data for the three months ended March 31, 2008 and 2009 and the balance sheet data as of March 31, 2009 from our unaudited consolidated financial statements included elsewhere in this prospectus. Our unaudited consolidated financial statements for the three months ended March 31, 2008 and 2009 have been prepared on the same basis as the annual consolidated financial statements and include all adjustments, which include only normal recurring adjustments, necessary for fair presentation of this data in all material respects. Pro forma financial information reflects the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into our common stock upon the completion of this offering and compensation expense of $338,000 related to 180,000 performance based stock options that will vest if our market capitalization upon completion of this offering is greater than $400 million. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our results for any interim period are not necessarily indicative of results for a full fiscal year.

	Year Ended December 31,					Three Months Ended March 31,
	2004	2005	2006	2007	2008	2008	2009
						(Unaudited)
	(In thousands, except per share data)

Consolidated Statement of Operations Data:
Revenue	$2,574	$3,518	$11,307	$26,998	$51,723	$9,919	$17,197
Cost of revenue(1)	359	767	2,033	3,925	5,970	1,343	1,744

Gross profit	2,215	2,751	9,274	23,073	45,753	8,576	15,453

Operating expenses:
Research and development(1)	1,349	1,634	3,232	6,661	11,997	2,575	3,004
Sales and marketing(1)	2,020	5,758	10,050	19,488	31,631	7,554	8,446
General and administrative(1)	1,070	1,351	2,945	3,611	6,583	1,601	1,656
Legal settlements	—	—	—	2,225	600	450	—
Amortization of intangibles(1)	—	—	141	328	328	82	82

Total operating expenses	4,439	8,743	16,368	32,313	51,139	12,262	13,188

Income (loss) from operations	(2,224)	(5,992)	(7,094)	(9,240)	(5,386)	(3,686)	2,265
Interest, net	2	105	365	260	216	84	16
Other income (expense), net	3	(27)	28	(25)	(110)	6	(59)

Income (loss) before income taxes	(2,219)	(5,914)	(6,701)	(9,005)	(5,280)	(3,596)	2,222
Provision for income taxes	—	—	—	(50)	(122)	(47)	(89)

Net income (loss)	(2,219)	(5,914)	(6,701)	(9,055)	(5,402)	(3,643)	2,133
Accretion of redeemable convertible preferred stock	(38)	(279)	(1,790)	(1,919)	(2,348)	(587)	(631)

Net income (loss) attributable to common stockholders	$(2,257)	$(6,193)	$(8,491)	$(10,974)	$(7,750)	$(4,230)	$1,502

Net income (loss) attributable to common stockholders per share:
Basic	$(0.64)	$(1.86)	$(2.47)	$(2.98)	$(1.97)	$(1.09)	$0.09
Diluted	$(0.64)	$(1.86)	$(2.47)	$(2.98)	$(1.97)	$(1.09)	$0.11
Weighted average shares outstanding used in computing per share amounts:
Basic	3,510	3,324	3,434	3,686	3,933	3,898	3,987
Diluted	3,510	3,324	3,434	3,686	3,933	3,898	17,103
Pro forma net income (loss) attributable to common stockholders per share(2) and (3):
Basic					$(0.33)		$0.13
Diluted					$(0.33)		$0.10
Pro forma weighted average common shares outstanding used in computing per share amounts(2) and (3):
Basic					16,294		16,348
Diluted					16,294		18,116

(1)	Includes stock-based compensation expense and acquisition-related intangible amortization expense as indicated in the following table:

						Three Months Ended
	Year Ended December 31,					March 31,
	2004	2005	2006	2007	2008	2008	2009
	(In thousands)
	(Unaudited)

Cost of revenue:
Stock-based compensation	$—	$—	$2	$10	$64	$13	$14

Acquisition-related intangible amortization	—	—	179	415	415	104	104

Research and development:
Stock-based compensation	19	10	11	105	419	101	81

Sales and marketing:
Stock-based compensation	—	—	28	177	962	207	220

General and administrative:
Stock-based compensation	—	—	27	222	1,304	278	293

Amortization of intangibles:
Acquisition-related intangible amortization	—	—	141	328	328	82	82

(2)	Pro forma basic and diluted net income (loss) per share have been calculated assuming the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into 12,360,523 shares of our common stock upon the closing of this offering and compensation expense of $338,000 related to 180,000 performance based stock options that will vest if our market capitalization upon completion of this offering is greater than $400 million.

(3)	Incremental common shares issuable to the holders of series B-1 redeemable convertible preferred stock in the event that a mandatory conversion occurs with an offering price less than $11.25 per common share have been excluded from the pro forma calculations and information as the conditions that would require such issuance are not considered probable of occurring. At March 31, 2009, the estimated fair value of our common stock was $10.08 per common share.

	As of December 31,					As of March 31,
	2004	2005	2006	2007	2008	2009
	(In thousands)
	(Unaudited)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$6,844	$11,962	$7,983	$18,676	$22,913	$27,079
Working capital (excluding deferred revenue)	6,993	12,026	6,527	15,499	22,577	25,878
Total assets	7,578	13,255	14,656	28,302	37,415	40,723
Deferred revenue, including long-term portion	1,135	2,849	7,288	16,104	28,358	29,010
Long-term debt, including current portion	44	—	2,281	1,192	—	—
Total liabilities	1,452	3,640	11,615	23,238	35,191	35,880
Redeemable convertible preferred stock	9,136	18,806	20,596	32,495	34,843	35,474
Total stockholders’ deficit	(3,009)	(9,191)	(17,554)	(27,431)	(32,619)	(30,631)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

LogMeIn provides on-demand, remote-connectivity solutions to SMBs, IT service providers and consumers. We believe our solutions are used to connect more Internet-enabled devices worldwide than any other connectivity service. Businesses and IT service providers use our solutions to deliver end-user support and to remotely access and manage computers and other Internet-enabled devices more effectively and efficiently. Consumers and mobile workers use our solutions to access computer resources remotely, thereby facilitating their mobility and increasing their productivity. Our solutions, which are deployed on-demand and accessible through a web browser, are secure, scalable and easy for our customers to try, purchase and use. Our paying customer base has grown from approximately 122,000 premium accounts as of March 31, 2008 to more than 188,000 premium accounts as of March 31, 2009.

We offer two free services and nine premium services. Our users have connected over 70 million computers and other Internet-enabled devices to a LogMeIn service. Sales of our premium services are generated through word-of-mouth referrals, web-based advertising, expiring free trials that we convert to paid subscriptions and direct marketing to new and existing customers.

We derive our revenue principally from subscription fees from SMBs, IT service providers and consumers. The majority of our customers subscribe to our services on an annual basis. We sell our premium services at prices ranging from approximately $30 to $1,900 per year. During the three months ended March 31, 2009, our average transaction price was approximately $153, and we completed over 120,000 transactions. Our revenue is driven primarily by the number and type of our premium services for which our paying customers subscribe. For the three months ended March 31, 2009, we generated revenues of $17.2 million, compared to $9.9 million for the three months ended March 31, 2008, an increase of approximately 73%. In fiscal 2008, we generated revenues of $51.7 million.

In addition to selling our services to end users, we entered into a service and marketing agreement with Intel Corporation in December 2007 pursuant to which we are adapting our service delivery platform, Gravity, to work with specific technology delivered with Intel hardware and software products. The agreement provides that Intel will market and sell the services to its customers. Intel pays us a minimum license and service fee on a quarterly basis during the term of the agreement, and we and Intel share revenue generated by the use of the services by third parties to the extent it exceeds the minimum payments. We began recognizing revenue associated with the Intel service and marketing agreement in the quarter ended September 30, 2008. During the three months ended March 31, 2009, we recognized $1.5 million in revenue from this agreement.

In February 2003, we incorporated under the laws of Bermuda. In August 2004, we completed a domestication in the State of Delaware under the name 3am Labs, Inc. We changed our name to LogMeIn, Inc. in March 2006. We have funded our operations primarily through net proceeds of approximately $27.8 million from the sale of redeemable convertible preferred stock and cash flow from operations. We experienced net losses of $6.7 million for 2006, $9.1 million for 2007 and $5.4 million for 2008 and net income of $2.1 million for the three months ended March 31, 2009. We expect to continue making significant future expenditures to develop and expand our business.

Sources of Revenue

We derive our revenue principally from subscription fees from SMBs, IT service providers and consumers. Our revenue is driven primarily by the number and type of our premium services for which our paying customers subscribe and is not concentrated within one customer or group of customers. The majority of our customers subscribe to our services on an annual basis and pay in advance, typically with a credit card, for their subscription. A smaller percentage of our customers subscribe to our services on a monthly basis through either month-to-month commitments or annual commitments that are then paid monthly with a credit card. We initially record a subscription fee as deferred revenue and then recognize it ratably, on a daily basis, over the life of the subscription period. Typically, a subscription automatically renews at the end of a subscription period unless the customer specifically terminates it prior to the end of the period. Approximately 94% of our subscriptions have a one-year term. For the three months ended March 31, 2009, our dollar-weighted average renewal rate was approximately 80%. The dollar-weighted average renewal rate is the percentage of our subscriptions, on a dollar basis, that could have terminated during the three months ended March 31, 2009, in accordance with the terms of the subscription agreements but which were renewed. We believe this rate provides us with a view of our customers’ satisfaction with our services and improves the predictability of our revenue.

In addition to our subscription fees, to a lesser extent, we also generate revenue from license and annual maintenance fees from the licensing of our product RemotelyAnywhere. We license RemotelyAnywhere to our customers on a perpetual basis. Because we do not have vendor specific objective evidence of fair value, or VSOE, for our maintenance arrangements, we record the initial license and maintenance fee as deferred revenue and recognize the fees as revenue ratably, on a daily basis, over the initial maintenance period. We also initially record maintenance fees for subsequent maintenance periods as deferred revenue and recognize revenue ratably, on a daily basis, over the maintenance period. Revenue from license and maintenance fees for RemotelyAnywhere represented less than 5% of our revenue for fiscal year 2008 and the three months ended March 31, 2009.

Cost of Revenue and Operating Expenses

We allocate certain overhead expenses, such as rent and utilities, to expense categories based on the headcount in or office space occupied by personnel in that expense category as a percentage of our total headcount or office space. As a result, an overhead allocation associated with these costs is reflected in the cost of revenue and each operating expense category.

Cost of Revenue.  Cost of revenue consists primarily of costs associated with our data center operations and customer support centers, including wages and benefits for personnel, telecommunication and hosting fees for our services, equipment maintenance, maintenance and license fees for software licenses and depreciation. Additionally, amortization expense associated with the software and technology acquired as part of our acquisition of substantially all the assets of Applied Networking, Inc. is included in cost of revenue. The expenses related to hosting our services and supporting our free and premium customers is related to the number of customers who subscribe to our services and the complexity and redundancy of our services and hosting infrastructure. We expect these expenses to increase in absolute dollars as we continue to increase our number of customers over time but, in total, to remain relatively constant as a percentage of revenue.

Research and Development.  Research and development expenses consist primarily of wages and benefits for development personnel, consulting fees associated with outsourced development projects, facilities rent and depreciation associated with assets used in development. We have focused our research and development efforts on both improving ease of use and functionality of our existing services, as well as developing new offerings. The majority of our research and development employees are located in our development centers in Hungary. Therefore, a majority of research and development expense is subject to fluctuations in foreign exchange rates. We expect that research and development expenses will increase in absolute dollars as we continue to enhance and expand our services but decrease as a percentage of revenue.

Sales and Marketing.  Sales and marketing expenses consist primarily of online search and advertising costs, wages, commissions and benefits for sales and marketing personnel, offline marketing costs such as media advertising and trade shows, and credit card processing fees. Online search and advertising costs consist primarily of pay-per-click payments to search engines and other online advertising media such as banner ads. Offline marketing costs include radio and print advertisements as well as the costs to create and produce these advertisements, and tradeshows, including the costs of space at trade shows and costs to design and construct trade show booths. Advertising costs are expensed as incurred. In order to continue to grow our business and awareness of our services, we expect that we will continue to commit resources to our sales and marketing efforts. We expect that sales and marketing expenses will increase in absolute dollars but decrease as a percentage of revenue over time as our revenue increases.

General and Administrative.  General and administrative expenses consist primarily of wages and benefits for management, human resources, internal IT support, finance and accounting personnel, professional fees, insurance and other corporate expenses. We expect that general and administrative expenses will increase as we continue to add personnel and enhance our internal information systems in connection with the growth of our business. In addition, we anticipate that we will incur additional personnel expenses, professional service fees, including auditing, legal and insurance costs, related to operating as a public company. We expect that our general and administrative expenses will increase in both absolute dollars and as a percentage of revenue.

Critical Accounting Policies

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of our financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amount of assets, liabilities, revenue, costs and expenses, and related disclosures. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions and conditions. Our most critical accounting polices are summarized below. See Note 2 to our financial statements included elsewhere in this prospectus for additional information about these critical accounting policies, as well as a description of our other significant accounting policies.

Revenue Recognition.  We provide our customers access to our services through subscription arrangements for which our customers pay us a fee. Our customers enter into a subscription agreement with us for the use of our software, our connectivity service and access to our customer support services, such as telephone and email support. Subscription periods range from monthly to four years, and they are generally one year in duration. We follow the guidance of SEC Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition in Financial Statements, the American Institute of Certified Public Accountants, or the AICPA, Statement of Position, or SOP, 97-2, Software Revenue Recognition, and Emerging Issues Task Force, or EITF, Issue No. 00-03, Application of AICPA Statement of Position 97-2 to Arrangements that Include the Right to Use Software Stored on Another Entity’s Hardware. EITF No. 00-03 applies when the software being provided cannot be run on another entity’s hardware or when customers do not have the right to take possession of the software and use it on another entity’s hardware as is the case with our software. We begin to recognize revenue when there is persuasive evidence of an arrangement, the fee is fixed or determinable and collectibility is deemed probable. We recognize the subscription fee as revenue on a daily basis over the subscription period.

We recognize revenue under multi-element agreements in accordance with SAB No. 104 and SOP 97-2. The terms of these agreements typically include multiple deliverables by us such as subscription and professional services, including development services. Agreements with multiple element deliverables are analyzed to determine if fair value exists for each element on a stand-alone basis. If the value of each deliverable is determinable then revenue is recognized separately when or as the services are delivered, or if applicable, when milestones associated with the deliverable are achieved and accepted by the customer. If the fair value of any of the undelivered performance obligations cannot be determined, the arrangement is accounted for as a single element and we recognize revenue on a straight-line basis over the period in which we expect to complete performance obligations under the agreement.

Our arrangements for the licensing of RemotelyAnywhere permit our customers to use the software on their hardware and include one year of maintenance services, which includes the right to support and upgrades, on a when and if available basis. We follow the guidance of the AICPA in its Statement of Position 97-2, Software Revenue Recognition, as amended by its SOP 98-9, Modification of SOP 97-2 With Respect to Certain Transactions. We do not have VSOE for our maintenance service arrangements and thus recognize revenue ratably on a daily basis over the initial maintenance period, which is generally one year. We begin to recognize revenue when there is persuasive evidence of an arrangement, the fee is fixed or determinable and collectibility is deemed probable.

Income Taxes.  We are subject to federal and various state income taxes in the United States, The Netherlands, Hungary and Australia, and we use estimates in determining our provision for these income taxes and deferred tax assets. Deferred tax assets, related valuation allowances, current tax liabilities and deferred tax liabilities are determined separately by tax jurisdiction. In making these determinations, we estimate tax assets, related valuation allowances, current tax liabilities and deferred tax liabilities, and we assess temporary differences resulting from differing treatment of items for tax and accounting purposes. At December 31, 2008, our deferred tax assets consisted primarily of net operating losses and research and development credit carryforwards. As of December 31, 2008, we had U.S. federal and state net operating loss carryforwards of approximately $19.2 million and $18.1 million, respectively, which expire at varying dates through 2028 for U.S. federal income tax purposes and primarily through 2013 for state income tax purposes. We used approximately $2.7 million of the federal and state net operating loss carryforwards during the three month period ended March 31, 2009. We assess the likelihood that deferred tax assets will be realized, and we recognize a valuation allowance if it is more likely than not that some portion of the deferred tax assets will not be realized. This assessment requires judgment as to the likelihood and amounts of future taxable income by tax jurisdiction. To date, we have provided a full valuation allowance against our deferred tax assets. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgment that is subject to audit by tax authorities in the ordinary course of business.

Software Development Costs.  We account for software development costs, including costs to develop software products or the software components of our solutions to be marketed to external users, as well as software programs to be used solely to meet our internal needs, in accordance with Statement of Financial Accounting Standards, or SFAS, No. 86, Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed, and Statement of Position No. 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use. We have determined that technological feasibility of our software products and the software component of our solutions to be marketed to external users is reached shortly before their introduction to the marketplace. As a result, the development costs incurred after the establishment of technological feasibility and before their release to the marketplace have not been material, and such costs have been expensed as incurred. In addition, costs incurred during the application development stage for software programs to be used solely to meet our internal needs have not been material.

Valuation of Long-Lived and Intangible Assets, Including Goodwill.  We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets, including intangible assets, may not be recoverable. Our recorded intangible assets are associated with our acquisition of substantially all of the assets of Applied Networking, Inc. in July 2006. We are amortizing the recorded values of such intangible assets over their estimated useful lives, which range from four to five years. Through March 31, 2009, we have not recorded any impairment charges associated with our long-lived and intangible assets.

We test goodwill for impairment on an annual basis and whenever events or changes in circumstances indicate that the carrying amount of goodwill may exceed its fair value. Our annual goodwill impairment test is at December 31 of each year. The recorded amount of goodwill at March 31, 2009 represents the goodwill from our acquisition of Applied Networking, Inc. Through March 31, 2009, we have not recorded any impairments of goodwill.

Stock-Based Compensation.  Prior to January 1, 2006, we accounted for share-based awards, including stock options, to employees using the intrinsic value method prescribed by Accounting Principles Board Opinion, or APB, No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under the intrinsic value method, compensation expense was measured on the date of award as the difference, if any, between the deemed fair value of our common stock and the option exercise price, multiplied by the number of options granted. The option exercise prices and fair value of our common stock are determined by our management and board of directors based on a review of various objective and subjective factors. No compensation expense was recorded for stock options issued to employees prior to January 1, 2006 in fixed amounts and with fixed exercise prices at least equal to the fair value of our common stock at the date of grant.

Effective January 1, 2006, we adopted SFAS No. 123 (revised 2004), Share-Based Payment, or SFAS 123R, and related interpretations. SFAS 123R supersedes APB No. 25 and related interpretations. We adopted this statement using the prospective transition method, which requires us to recognize compensation expense for all share-based awards granted, modified, repurchased or cancelled on or after January 1, 2006. These costs will be recognized on a straight-line basis over the requisite service period for all time-based vested awards. We continue to account for share-based awards granted prior to January 1, 2006 following the provisions of APB No. 25.

For share-based awards subsequent to January 1, 2006, we estimate the fair value of the share-based awards, including stock options, using the Black-Scholes option-pricing model. Determining the fair value of share-based awards requires the use of highly subjective assumptions, including the expected term of the award and expected stock price volatility. The assumptions used in calculating the fair value of share-based awards granted in 2007 and 2008 are set forth below:

	Year Ended December 31,
	2007	2008

Expected dividend yield	0%	0%
Risk-free interest rate	3.40% to 4.93%	2.52% - 3.33%
Expected term (in years)	2.00 to 6.25	5.54 - 6.25
Volatility	90%	75% - 80%

The assumptions used in determining the fair value of share-based awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change, and we use different assumptions, our share-based compensation could be materially different in the future. The risk-free interest rate used for each grant is based on a U.S. Treasury instrument with a term similar to the expected term of the share-based award. The expected term of options has been estimated utilizing the vesting period of the option, the contractual life of the option and our option exercise history. Because there was no public market for our common stock prior to this offering, we lacked company-specific historical and implied volatility information. Therefore, we estimate our expected stock volatility based on that of publicly-traded peer companies, and we expect to continue to use this methodology until such time as we have adequate historical data regarding the volatility of our publicly-traded stock price. Also, SFAS 123R requires that we recognize compensation expense for only the portion of options that are expected to vest. Accordingly, we have estimated expected forfeitures of stock options upon the adoption of SFAS 123R based on our historical forfeiture rate and used these rates in developing a future forfeiture rate. If our actual forfeiture rate varies from our historical rates and estimates, additional adjustments to compensation expense may be required in future periods.

The following table summarizes by grant date the number of stock options granted since the adoption of SFAS 123R on January 1, 2006 through May 31, 2009, the per share exercise price of options, the estimated per share weighted average fair value of options and the per share estimated value of our common stock on each grant date:

				Per Share
				Weighted
		Per Share	Per Share	Average
	Number of Shares	Exercise	Estimated Fair	Estimated
	Subject to Options	Price of	Value of	Fair Value of
	Granted	Options(1)	Common Stock(2)	Options(3)

April 27, 2006	8,000	$1.25	$0.88	$0.55
July 20, 2006	396,400	$1.25	$0.88	$0.58
October 26, 2006	118,000	$1.25	$0.88	$0.55
January 24, 2007	659,000	$1.25	$2.73	$2.20
April 27, 2007	94,000	$1.25	$5.60	$5.05
August 3, 2007	69,000	$9.28	$8.65	$6.65
November 5, 2007	100,000	$9.65	$9.65	$7.43
November 21, 2007	498,000	$9.65	$9.35	$7.35
January 17, 2008	214,000	$10.75	$10.75	$7.60
April 18, 2008(4)	53,800	$11.40	$11.23	$8.10
July 17, 2008	95,000	$11.40	$11.25	$7.75
October 23, 2008	22,000	$11.78	$11.78	$7.98
February 5, 2009	58,000	$10.08	$10.08	$6.75
May 7, 2009	10,800	$12.10	$12.10	$8.18

(1)	The per share exercise price of options represents the exercise price as determined by our board of directors on the date of the grant.

(2)	The per share estimated fair value of common stock represents the determination by our board of directors of the fair value of our common stock as of the date of grant, taking into account various objective and subjective factors and including the results, if applicable, of valuations of our common stock by an independent valuation specialist.

(3)	The per share weighted average estimated fair value of options was estimated for the date of grant using the Black-Scholes options pricing model.

(4)	Excludes the modification on April 18, 2008 related to stock options previously granted on April 27, 2007 to increase the exercise price from $1.25 per share to $5.60 per share.

Based on the midpoint of the price range as set forth on the cover of this prospectus, the aggregate intrinsic value of our vested outstanding stock options as of March 31, 2009 was $22.8 million and the aggregate intrinsic value of our unvested outstanding stock options as of March 31, 2009 was $11.9 million.

Our board of directors has historically estimated the fair value of our common stock, with input from management, as of the date of each stock option grant. Because there has been no public market for our common stock, our board of directors determined the fair value of our common stock by considering a number of objective and subjective factors including:

•	the original sale price of common stock prior to any preferred stock financing rounds, which was $1.25 per share of common stock;

•	the per share value of any preferred stock financing rounds and the amount of redeemable convertible preferred stock liquidation preferences, including any additional fund-raising activities that may have occurred in the period;

•	any third-party trading activity in our common stock and the illiquid nature of our common stock, including the opportunity for any liquidity events;

•	our size and historical operating and financial performance, including our updated operating and financial projections;

•	achievement of enterprise milestones;

•	the stock price performance of a peer group comprised of selected publicly-traded companies identified as being comparable to us; and

•	trends in the broad market for software and other technology stocks.

Our board of directors considered and applied these and other factors in determining an estimate of the fair value of our common stock on each stock option grant date. Additionally, beginning in August 2006, our board of directors engaged Shields & Company, or Shields, an independent valuation specialist, to prepare third-party independent valuations of our common stock.

Shields’ initial valuation report, as described in detail below, was as of July 31, 2006 and was used by our board of directors to estimate the fair value of our common stock as of October 26, 2006, the first option grant date after the initial valuation report. Additionally, the July 31, 2006 valuation report was also initially used to estimate the fair value of our common stock for the January 24, 2007 and April 27, 2007 stock option grants. However, in December 2007 and in connection with our proposed initial public offering, our board of directors undertook a reassessment of the fair value of our common stock as of each option grant date during 2007. As part of that reassessment, our board of directors obtained from Shields retrospective fair market valuation reports for each option grant date during 2007. The retrospective valuations, as described in detail below for each option grant date, have been used to estimate the fair value of our common stock as of each option grant date in 2007 and in calculating stock-based compensation expense.

Stock Option Grants on April 27, 2006

Our board of directors granted stock options on April 27, 2006, with each option having an exercise price of $1.25 per share. In order to determine the estimated fair value of our common stock, our board of directors considered the objective and subjective factors listed above with particular emphasis on our size and operating performance, peer group trading multiples, previous per share prices for issuances of our common and convertible preferred stock and the preferences of our convertible preferred stock. Based on these factors, we believe that our estimate of the fair value of our common stock at April 27, 2006, was reasonable.

Stock Option Grants on July 20, 2006

Our board of directors granted stock options on July 20, 2006, with each option having an exercise price of $1.25 per share. Because there had been no material change in our business, our board of directors maintained its April 27, 2006 estimated fair value of our common stock. Additionally, subsequent to the board meeting, and as described in more detail below, we engaged Shields to complete an independent fair market valuation report. Shields estimated that the fair value of our common stock as of July 31, 2006 was $0.88 per share. Based on our board’s analysis and, supported by the subsequent valuation report from Shields, we believe that the exercise price of the July 20, 2006 options was greater than fair value of our common stock on that date.

July 31, 2006 Valuation

In August 2006, we engaged Shields to perform a fair market valuation of our common stock as of July 31, 2006. Shields used a probability-weighted expected return methodology and performed the valuation in accordance with the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued As Compensation, or the AICPA Practice Aid.

Under the probability-weighted expected return method, the fair market value of our common stock was estimated based upon an analysis of our future value assuming various future outcomes. The common stock per share value was based on the probability-weighted present value of expected future values considering each of the possible outcomes, as well as the rights of common and preferred stockholders. The possible outcomes considered in the valuation were a liquidation event in the form of an initial public offering, or an IPO scenario, a sale or merger assuming we continue to experience significant growth, or a growth scenario, a sale or merger assuming we continue to grow but not at a desired rate, but that our intellectual property would separately be of interest to an acquirer, or a technology scenario, our continued operation as a private company in which we have not experienced significant growth, or a private company scenario, and a dissolution of the company. All scenarios utilized assumptions and estimates that were consistent with the operating plans and estimates that we use to manage our business.

The IPO scenario utilized trading multiples of revenue of comparable public companies in a similar industry, the application software industry. The trading revenue multiple was then applied to our projected operating results to produce a theoretical terminal value in the event of an IPO. The growth scenario utilized completed sale transactions involving companies in the application software industry. To calculate the theoretical terminal value under the growth scenario, Shields utilized the median multiple of completed sales transactions in the software industry for the one-year period ending July 31, 2006. Many of these completed sales transactions involved more mature, lower growth companies. Accordingly, Shields refined the list of completed sale transactions to include only comparable companies based on our size and growth projections. The resulting multiple was a 20% premium to the median multiple of all completed sale transactions and was used by Shields in determining our theoretical terminal value under the growth scenario. The technology scenario assumed that we still met our short-term projected operating results but could not obtain and attract the high revenue growth multiples beyond our short-term operating results. The private company scenario assumed we continued in operation but did not meet our growth projections. Shields applied a growth rate of 3% to the normalized annual free cash flow to compute the theoretical value under the private company scenario. The dissolution scenario assumed we do not continue in operations and thus the theoretical terminal value is $0.

Prior to calculating the value of the common stock in each of the scenarios, the conversion rights of the preferred stockholders were reviewed based on each of the theoretical terminal values. Giving effect to the

1-for-2.5 reverse split of our common stock effected on June 25, 2009, each 2.5 shares of preferred stock is convertible into one share of common stock at the option of the preferred stockholder. In the event of a sale, liquidation or dissolution of the company, the preferred stockholders have preference over any common stockholder at an amount equal to the original purchase price per share of preferred stock and have the right to participate with the common stockholder until they receive an amount equal to two times the original purchase price per share of preferred stock. In the event that converting the preferred stock into common stock would yield the preferred stockholder greater than two times the original purchase price per share of preferred stock, the preferred stockholder would elect to convert preferred shares into common shares.

The present value of our projected free cash flow is determined by discounting our projected future cash flows back to the valuation date. The discount rate used in the analysis was 50%. To determine this discount rate, Shields constructed a weighted average cost of capital based on our cost of equity and after-tax cost of debt. Shields then weighted those costs based on the debt-to-equity ratio associated with our optimal capital structure, as of the valuation date. Based on these calculations, discussions with management, Shields’ analysis of our projections, and our stage of development as of the valuation date, we and Shields believe a 50% discount rate is appropriate and that our equity holders would require a rate of return similar to that as outlined in the AICPA Practice Aid for venture capital investors. The implied equity value per common share under each scenario was weighted based on estimates of the probability of each of the five scenarios by management, the board of directors and Shields. The resulting value, which represented the estimated fair market value of our common stock at the valuation date, July 31, 2006, was $0.88 per share.

Stock Option Grants on October 26, 2006

Our board of directors granted stock options on October 26, 2006, with each option having an exercise price of $1.25 per share. Our board of directors reviewed and considered the July 31, 2006 valuation report as well as the objective and subjective factors described previously. Additionally, during the period following the valuation report, there had not been any material changes in our business or operating results. Our operating performance for the quarter ended September 30, 2006 and through October 26, 2006 was consistent with our forecasts and projections used in the valuation report. Accordingly, our board of directors determined that $0.88 represented a reasonable fair value per share of our common stock as of October 26, 2006. Therefore, we believe the exercise price of the October 26, 2006 options was greater than the fair value of the common stock on that date.

Stock Option Grants on January 24, 2007

Our board of directors granted stock options on January 24, 2007 with each option having an exercise price of $1.25 per share. As previously discussed, in December 2007 our board of directors obtained from Shields a retrospective fair market valuation report as of January 24, 2007. In its retrospective fair market valuation report, Shields considered the valuation methodologies outlined in the AICPA Practice Aid. These methodologies included the current-value method, option-pricing method and the previously utilized probability-weighted expected return method.

Shields utilized the option-pricing method for its retrospective valuation because of the significant changes in our operations during 2007. Specifically, in 2007, our financial results improved significantly, including positive cash flow from operations. The option-pricing method is more appropriate than the probability-weighted expected return method once a company’s operations have matured enough to indicate that the company may have unlimited potential liquidity options over the course of its lifecycle, and assumptions of any one particular scenario, as is done in the probability-weighted expected return method, would be highly speculative. Based on the market conditions at the time and our improving operating performance, we began to believe that completing an initial public offering was possible. Additionally, during 2007, there were several arms’ length negotiated transactions involving our common and preferred stock.

Shields factored the arm’s length negotiated equity transactions into the retrospective valuations. For the purpose of the valuations, Shields did not utilize these equity transactions as a means of calculating the underlying asset value for the option-pricing model, but used it as a data point to validate the conclusions derived from the option-pricing model. The per-share purchase price in these arm’s length transactions was a negotiated purchase price, predominantly derived by applying a revenue multiple to our projected results. As a result of the forward-looking methodology utilized by investors, Shields adjusted its analyses by placing more weight on the forward-looking methodologies.

Under the option-pricing method, the common stock is priced under the Black-Scholes option pricing model based on an analysis of guideline companies, precedent transactions and discounted cash flow. The option-pricing model is sensitive to the following key assumptions: the underlying asset value, liquidation preferences, volatility, time to liquidity, and the risk-free rate. The underlying-asset value is the market price of the underlying security on which the option is based. Our underlying-asset value was determined by taking a weighted average of the equity values that resulted from the guideline companies, precedent transaction and discounted cash flow analyses. The liquidation preferences are the amounts at which an investor is indifferent between exercising the option or not. Our preferred stockholders have the right to participate with the common stockholders until they receive an amount equal to two times the original purchase price per share of preferred stock. The conversion rights of the preferred stockholders were considered in determining the per share value of our common stock. In analyzing guideline companies in the remote systems software industry, Shields identified eight publicly-traded guideline companies for the purpose of estimating our fair market value as of each valuation date. Of these, Shields determined that one publicly-traded company, Citrix Systems, Inc., or Citrix, is the most comparable to us in that they provide products that are very similar to and are directly competitive with our products, while the other companies identified had more diverse product offerings and did not compete directly with us. As a result, we believe it is appropriate to use Citrix as our representative public company. Accordingly, as of each valuation date our volatility was based on Citrix’s volatility. However, in determining our volatility Shields elected not to base our volatility only on the volatility of Citrix and determined it to be more representative of our volatility to also include other publicly traded guideline companies. Thus, as of each valuation date the volatility of Citrix was increased by ten percentage points to more closely reflect the median volatility of the publicly traded guideline companies. Time to liquidity is an estimated earliest exit date to effect a transaction. For the purpose of these analyses this was based on estimates, from management and our investment bankers, of when an initial public offering might occur. The risk-free rate of return is deemed to be the rate of return on a less risky security. As of each valuation date, the risk-free rate of return was determined by utilizing the return of U.S. treasury notes with maturities consistent with our time to liquidity. These assumptions represent management’s and Shields’ best estimates, but involve inherent uncertainties and the application of judgment.

Under the guideline company analysis, we used the revenue trading multiples of our representative public company. Under the precedent transactions analysis, we identified completed sale transactions of software companies in a similar market to us that were completed in the prior twelve months. Under the discounted cash flow analysis, our equity value is equal to the projected future free cash flows and expected terminal value of the company, adjusted for cash, net of debt.

The expected terminal value was calculated by applying the representative public company’s forward looking revenue multiple to our projected future revenue results. The present value of our projected free cash flow is determined by discounting our projected future cash flows back to the valuation date. The discount rate used in the analysis was 35%. In determining the appropriate discount rate, Shields constructed a weighted average cost of capital which determined our cost of equity and after-tax cost of debt, and then weighed those costs based on the debt-to-equity ratio associated with our optimal capital structure, as of each valuation date. Based on these calculations, discussions with management and Shields’ analysis of our projections, Shields believes that our equity holders would require a rate of return similar to a company as outlined in the AICPA Practice Aid’s for venture capital investors based on a company’s stage of development.

To calculate our underlying asset value, the equity values of the guideline company, completed sale transaction and discounted cash flow analyses are weighted. The weightings of the methodologies were based on the judgments of Shields. As we were progressing closer to an initial public offering, Shields increased the weight of the methodologies utilizing our projected financial results versus our historical financial results because investors and our investment bankers were determining our anticipated valuation on forward-looking multiples and projections versus historical multiples. In addition, Shields also increased the weighting of the cash flow based analysis, the discounted cash flow, versus the market based methodologies as we started to generate positive cash flow.

For the January 24, 2007 valuation, Shields weighted the methodologies applied to the current financial results at 85% and to the projected financial results at 15%, since as of the January 24, 2007 valuation date we were just beginning to achieve significantly improved financial results. Additionally, for the January 24, 2007 valuation, Shields weighted the various analysis used in the option-pricing method as follows:

•	guideline company analysis based on historical results at 45% and projected results at 5%;

•	completed sale transaction analysis based on historical results at 40% and projected results at 5%; and

•	discounted cash flow analysis at 5%.

The resulting fair value of our common stock as of January 24, 2007 was $2.73 per common share. Following a review of this retrospective valuation and the objective and subjective factors previously reviewed, our board of directors retrospectively determined that the fair value of our common stock as of January 24, 2007 was $2.73 per share. As a result of this determination, the exercise price of the options granted on January 24, 2007 was less than the fair value of our common stock. Consequently, the fair value of the stock options calculated pursuant to SFAS 123R increased to $1,457,000 from $371,000, and this increased value will be recorded as stock compensation expense over the vesting period of the options, which is generally four years.

Additionally, certain of the options granted on January 24, 2007 are performance-based options, as defined under SFAS 123R. The performance criteria associated with these options are based upon the successful completion of our initial public offering or other liquidation event at predefined enterprise values. Under SFAS 123R, these performance criteria cannot be considered probable, and compensation expense can only be recorded as an expense upon the achievement of the performance criteria. In the event such criteria are achieved, we will record an expense of approximately $338,000 at the time the criteria are met.

Stock Option Grants on April 27, 2007

Our board of directors granted stock options on April 27, 2007, with each option having an exercise price of $1.25 per share. Consistent with its January 24, 2007 retrospective valuation report, Shields utilized the same valuation methodologies, updated for our actual results through the quarter ended March 31, 2007 for its retrospective valuation report as of April 27, 2007. The respective valuation methodologies used to calculate the underlying asset value of the company were updated as of the valuation date. Under the completed sales transaction analysis, Shields updated the revenue multiple for the acquisition of WebEx by Cisco Systems, which was announced on March 15, 2007. A portion of WebEx’s business competes directly with us and therefore was relevant to our valuation. The weightings used for historical and projected results and for the various analyses under the option-pricing method were the same as the previous valuation.

The resulting fair value of our common stock as of April 27, 2007 was $5.60 per common share, an increase of $2.87 from January 24, 2007. The increase was largely due to an increase in the multiple for completed sales transactions as a result of the WebEx acquisition. Following a review of this retrospective valuation and the objective and subjective factors previously reviewed, our board of directors retrospectively determined that the fair value of our common stock as of April 27, 2007 was $5.60 per share. Thus, the exercise price of the options granted on April 27, 2007 was less than the reassessed fair value of our common stock. Consequently, the fair value of the stock options calculated pursuant to SFAS 123R increased to $476,000 from $58,000. This increased value will be recorded as stock compensation expense over the vesting period of these options, which range from two to four years. In order to mitigate the potential unfavorable tax consequences to individuals holding options granted on April 27, 2007, on April 18, 2008, our board of directors approved a plan to allow the affected option holders to amend the exercise prices of their original options from $1.25 to $5.60 per share. As part of this amendment, we will compensate the affected option holders of 80,000 shares who elected to amend their options for the difference in the exercise price with a cash bonus payment upon the vesting of the respective stock option. The financial impact from the change in the valuation as a result of this amendment is approximately $283,000, of which approximately $209,000 has been recorded as stock compensation expense during the year ended December 31, 2008, and approximately

$31,000 has been recorded as stock compensation expense during the three month period ended March 31, 2009. Approximately $43,000 will be recorded over the remaining vesting period of the affected options.

Stock Option Grants on August 3, 2007

Our board of directors granted stock options on August 3, 2007, with each option having an exercise price of $9.28 per share. Consistent with its previous retrospective valuation reports, Shields utilized the option-pricing method updated for our actual results for the quarter ended June 30, 2007 and our projected results as of July 17, 2007.

During the quarter ended June 30, 2007, we continued to operate our business in the ordinary course, and we experienced increases in our number of customers and subscription revenue and orders forecasts, including a potential large transaction with an original equipment manufacturer. We also had preliminary discussions during this period with third parties interested in potentially acquiring the company. While these inquiries were very preliminary, our board of directors considered the various exit scenarios presented by these inquiries. Our board of directors and management began to more seriously consider the possibility of an initial public offering and continued to discuss this scenario with several investment banks. Additionally, three founding employees began discussions to sell up to 19% of their common stock to three of our largest stockholders. During July and August 2007, the three founding employees and five other smaller stockholders, including several non-employee stockholders, sold an aggregate of 719,068 shares of common stock at $9.73 per share and 71,522 shares of preferred stock at $3.89 per share to existing stockholders, representing an aggregate purchase price of approximately $7,271,000.

Shields factored the founding employees’ equity transaction into its analyses and retrospective valuation, placing more weight on the forward-looking methodologies because the negotiated purchase price was predominantly derived by applying a revenue multiple to our projected revenues. Our weightings were adjusted to 60% on projected financial results, increased from 15% in the previous valuation, and 40% to current financial results, decreased from 85% in the previous valuation. The weightings used for the guideline company analysis based on historical results were decreased to 10% from 45% while the weighting used for projected results was increased to 15% from 5%. The weighting used for the completed sale transaction analysis based on historical results was decreased to 30% from 40% while the weighting used for projected results was increased to 15% from 5%. Finally, as a result of our improved performance and the founding employees’ equity transaction, the discounted cash flow weighting was increased to 30% from 5%. The expected term was updated to June 2008, from December 2009, based on our more substantive discussions with investment bankers regarding the possibility of an initial public offering or other liquidity event. The respective valuation methodologies used to calculate the underlying asset value of the company were updated as of the valuation date.

The resulting fair value of our common stock from the retrospective valuation as of July 17, 2007 was $8.65 per common share, an increase of $3.05 from April 27, 2007. The increase was largely due to the weighting shift to projected financial results from current financial results. Following a review of this retrospective valuation and the objective and subjective factors previously reviewed, our board of directors retrospectively determined that the fair value of our common stock as of July 17, 2007 was $8.62 per share. As a result of this determination, the exercise price of the options granted on August 3, 2007 was greater than the fair market value of our common stock for accounting purposes. Consequently, the fair value of the stock options calculated pursuant to SFAS 123R decreased slightly to $459,000 from $490,000, and this decreased value will be recorded as stock compensation expense over the vesting period of the options, which is generally four years.

Stock Option Grants on November 5, 2007

Our board of directors granted stock options on November 5, 2007, with each option having an exercise price of $9.65 per share.

During the quarter ended September 30, 2007, we continued to operate our business in the ordinary course. We continued to expend resources on developing new services and on marketing to attract additional customers. Management and our board of directors continued to discuss a potential initial public offering, and we initiated steps to file our registration statement with the Securities and Exchange Commission.

Shields prepared a contemporaneous valuation as of September 30, 2007 using the option-pricing method as described above. In the analysis our actual and projected financial results were updated based on our actual results through the quarter ended September 30, 2007. The respective valuation methodologies used to calculate the underlying asset value of the company were updated as of the valuation date. The weightings used for historical and projected results and for the various analyses under the option-pricing method were the same as the previous valuation. The resulting fair value of our common stock as of September 30, 2007 was $9.65 per common share, an increase of $1.00 from July 17, 2007. The increase was largely due to our increased operating results in the prior twelve months and increases in the representative public company’s revenue trading multiple.

During the period from September 30, 2007 to November 5, 2007, we continued to operate our business in the normal course and continued to make progress in our potential initial public offering. On November 5, 2007, our board of directors reviewed the September 30, 2007 valuation report, our operating results since the date of the valuation report and our progress regarding our proposed initial public offering, and determined that the fair value of our common stock as of November 5, 2007 was $9.65 per share.

Stock Option Grants on November 21, 2007

Our board of directors granted stock options on November 21, 2007, with each option having an exercise price of $9.65 per share. From November 5, 2007 to November 21, 2007, we continued to operate our business in the normal course. There was no material change in our business operations or projected financials results. There was no trading in our common or preferred stock, however, on November 21, 2007 our board of directors and stockholders increased the number of shares of common stock available for option grants by 760,000 shares. In determining the fair value per share of our common stock, our board of directors again reviewed the valuation report as of September 30, 2007, which had estimated the fair value of common stock at $9.65 per share. Also, subsequent to the November 21, 2007 board meeting, and in connection with our filing of a registration statement on January 11, 2008, our board of directors obtained a retrospective valuation report from Shields as of November 21, 2007.

Shields utilized the option-pricing method for its retrospective valuation. In the analysis, our actual and projected financial results were updated based on our actual results through October 31, 2007. The weightings used for historical and projected results and for the various analyses under the option-pricing method were the same as the previous valuation. The resulting fair value of our common stock as of November 21, 2007 was $9.35 per common share, a decrease of $0.30 from the previous valuation report. This decrease was primarily due to a reduction in the revenue multiple of our representative company, a decrease in our estimated volatility and a reduction in our estimated time to liquidity. The reduction in revenue multiple and estimated volatility was due to a decrease in our representative company’s actual stock price and volatility since the previous valuation report. The reduction in our estimated time to liquidity was due to the passage of time since the previous valuation report and not a change in the estimated date of a liquidity event. Additionally, our per share enterprise value decreased due to an increase of 760,000 shares of common stock associated with an increase in the shares of common stock approved under our 2007 stock incentive plan, which at the time we intended to grant prior to the estimated date of a liquidity event in the valuation report. Following a review of this valuation report and the objective and subjective factors previously reviewed, our board of directors determined that the fair value of our common stock as of November 21, 2007 was $9.35 per share. As a result of this determination, the exercise price of the options granted on November 21, 2007, $9.65, was greater than the fair value of our common stock.

Stock Option Grants on January 17, 2008

Our board of directors granted stock options on January 17, 2008, with each option having an exercise price of $10.75 per share. During the quarter ended December 31, 2007, and through January 17, 2008, we continued to operate our business in the ordinary course. Both the number of our customers and our subscription revenue continued to grow, but we continued to operate at a loss. Additionally in December 2007, we entered into a strategic multi-year service and marketing agreement with Intel Corporation. In conjunction with this agreement, Intel Capital purchased 2,222,223 shares of our series B-1 redeemable convertible preferred stock for $10 million, or $4.50 per share. The terms and preferences of our series B-1 redeemable convertible preferred stock are similar to the terms and preferences of our series B preferred stock. The preferences of the series B-1 were included in our updated valuation analysis.

Shields prepared a contemporaneous valuation as of January 14, 2008 using the option-pricing method. In the analysis our actual and projected financial results were updated based on our actual results through the quarter and year ended December 31, 2007. The discount rate was decreased to 20% from the 30% used in the September 30, 2007 valuation because of our continued improved financial performance, the completion of the $10 million preferred investment by Intel Capital and the successful filing of our registration statement. The weightings used for historical and projected results and for the various analyses under the option-pricing method were the same as the previous valuation. The resulting fair value of our common stock as of January 14, 2008 was $10.75 per common share, an increase of $1.40 per share from November 21, 2007. The increase was largely due to the reduction in the discount rate due to the Intel Capital investment and the successful filing of our registration statement. Following a review of this valuation report and the objective and subjective factors previously listed, our board of directors determined that the fair value of our common stock as of January 17, 2008 was $10.75 per share.

Stock Option Grants on April 18, 2008

Our board of directors granted stock options on April 18, 2008, each with an exercise price of $11.40 per share. During the quarter ended March 31, 2008, and through the period ended April 18, 2008, we continued to operate our business in the ordinary course. The number of our customers and our subscription revenue continued to grow. However, we continued to operate at a loss during these periods, and we were not cash flow positive. There was no trading of our common or preferred stock during these periods.

Shields prepared a contemporaneous valuation as of April 17, 2008 using the same option-pricing method employed in the previous valuation. The weightings and discount rate used in the analysis were consistent with the previous valuation. Our actual and projected financials results were updated based on our actual results for the quarter ended March 31, 2008 and our projections as of April 17, 2008, which resulted in an increase in both our last twelve months revenue and projected fiscal year 2008 revenue when compared to the previous valuation report. Our estimated time to liquidity was increased to October 2008 from July 2008 and our representative company’s revenue multiple was updated to reflect the decrease in the stock market from the previous valuation report.

The resulting fair value of our common stock as of April 17, 2008 was $11.23 per common share, an increase of $0.48 per share from January 17, 2008. The increase was largely due to an increase in our actual last twelve months and projected fiscal year 2008 revenue offset by a decrease in external revenue multiples. Following a review of this valuation report and the objective and subjective factors previously listed, our board of directors determined that the fair value of our common stock as of April 18, 2008 was $11.23 per share, which was less than the exercise price of the options, $11.40 granted on April 18, 2008.

Stock Option Grants on July 17, 2008

Our board of directors granted stock options on July 17, 2008, with each option having an exercise price of $11.40 per share. During the quarter ended June 30, 2008, and through the period ended July 17, 2008, we continued to operate our business in the ordinary course. Both the number of our customers and our subscription revenue continued to grow. We continued to operate at a loss but achieved positive cash flow from operations. There was no trading of any our common or preferred stock during these periods.

Shields prepared a contemporaneous valuation as of July 17, 2008 using the option-pricing method, consistent with its previous valuation reports. The weightings and discount rate used in the analysis were consistent with previous valuations. Our actual and projected financials results were updated based on our actual results for the six month period ended June 30, 2008 and our projections as of July 17, 2008, which, when compared to the previous valuation report resulted in an increase in both our last twelve months revenue and a slight increase in our projected fiscal year 2008 revenue. Our estimated time to liquidity continued to be estimated at October 2008. Our representative company’s stock volatility and revenue multiple was updated to reflect the increased volatility and decreased value of the stock market from the previous valuation report.

The resulting fair value of our common stock as of July 17, 2008 was $11.25 per common share, an increase of $0.02 per share from April 17, 2008. The slight increase was largely due to increase in our actual last twelve months and projected fiscal year 2008 revenue offset by a decrease in external revenue multiples. Following a review of this valuation report and the objective and subjective factors previously listed our board of directors determined that the fair value of our common stock as of July 17, 2008 was $11.25 per share, which was less than the exercise price of the options, $11.40, granted on July 17, 2008.

Stock Options Granted on October 23, 2008

Our board of directors granted stock options on October 23, 2008, with each option having an exercise price of $11.78 per share. During the quarter ended September 30, 2008, and through the period ended October 23, 2008, we continued to operate our business in the ordinary course. Both the number of our customers and our subscription revenue continued to grow. We completed the development work associated with our service and marketing agreement with Intel Corporation and recognized revenue related to that agreement during this period. We achieved positive net income during the quarter ended September 30, 2008 and generated positive cash flow for the quarter. There was no trading of any our common or preferred stock during the period.

Shields prepared a contemporaneous valuation as of October 20, 2008 using the option-pricing method, with weightings and a discount rate consistent with its previous valuations. Our actual financial results used by Shields were updated based on our results for the nine month period ended September 30, 2008, which reflected the continued increase in our revenues through the quarter ended September 30, 2008. We updated our projected financial results based on our preliminary budget for the fiscal year ended December 31, 2009. Additionally, our estimated time to liquidity was extended from October 2008 to September 2009 due largely to stock market conditions. Our representative company’s revenue multiple was decreased to reflect the decrease in the stock market from the previous valuation report and to reflect that our projected financial results were based on fiscal year 2009 projections. The precedent transaction analysis multiples were also updated and decreased slightly, largely driven by precedent transaction trends due to current market conditions, since the last valuation report.

The resulting fair value of our common stock as of October 20, 2008 was $11.78 per common share, an increase of $0.53 per share from July 17, 2008. The increase was largely due to an increase in our actual revenue in the last twelve months and the use of our projected fiscal year 2009 revenue, offset by a decrease in external revenue multiples and precedent transactions multiples. Following a review of this valuation report and the objective and subjective factors previously listed, our board of directors determined that the fair value of our common stock as of October 23, 2008 was $11.78 per share.

Stock Options Granted on February 5, 2009

Our board of directors granted stock options on February 5, 2009, with each option having an exercise price of $10.08 per share. During the quarter ended December 31, 2008, and through the period ended February 5, 2009, we continued to operate our business in the ordinary course. Both the number of our customers and our subscription revenue continued to grow. We achieved positive net income during the quarter ended December 31, 2008 and generated positive cash flow for the quarter. There was no trading of any our common or preferred stock during the period.

Shields prepared a contemporaneous valuation as of February 4, 2009 using the option-pricing method, consistent with its previous valuation reports. The weightings used in the analysis were consistent with the previous valuation. The discount rate used in the discounted cash flow valuation was decreased from 20% to 15% to reflect our updated financial performance in the quarter ended December 31, 2008. Our actual financial results were updated based on our results for the three months and year ended December 31, 2008. This resulted in an increase in our last twelve months revenue from our previous valuation report since our revenue continued to increase in the quarter ended December 31, 2008. Our projected financial results were updated based on our budget for the fiscal year ended December 31, 2009. Our estimated time to liquidity was increased from September 2009 to March 2010 due largely to stock market conditions existing at the time of the valuation. Our representative company revenue multiple was decreased to reflect the decrease in the stock market from the previous valuation report. Additionally, the precedent transaction analysis multiples were also updated to reflect transactions completed since the last valuation report and decreased, largely to reflect the decrease in the stock market, since the last valuation report.

The resulting fair value of our common stock as of February 4, 2009 was $10.08 per common share, a decrease of $1.70 per share from October 20, 2008. The decrease was largely due to decreases in our representative company revenue multiple and precedent transaction multiples since the last valuation report due to decreases in the general stock market offset in part by an increase in our actual revenue in the last twelve months and our projected financial results. Following a review of this valuation report and the objective and subjective factors previously listed, our board of directors determined that the fair value of our common stock as of February 5, 2009 was $10.08 per share.

Stock Options Granted on May 7, 2009

Our board of directors granted stock options on May 7, 2009, with each option having an exercise price of $12.10 per share. During the quarter ended March 31, 2009, and through the period ended May 7, 2009, we continued to operate our business in the ordinary course. Both the number of our customers and our subscription revenue continued to grow. We achieved positive net income during the quarter ended March 31, 2009 and generated positive cash flow for the quarter. There was no trading of any our common or preferred stock during the period.

Shields prepared a contemporaneous valuation as of May 7, 2009 using the option-pricing method, consistent with its previous valuation reports. The weightings and discount rate used in the discounted cash flow analysis were consistent with the previous valuation. Our actual financial results were updated based on our results for the three months ended March 31, 2009. This resulted in an increase in our last twelve months revenue from our previous valuation report since our revenue continued to increase in the quarter ended March 31, 2009. Our projected financial results were updated for our actual results for the quarter ended March 31, 2009 and based upon our updated financial forecast. This resulted in a slight increase of our projected revenue and positive cash flow from our previous valuation report. Our estimated time to liquidity was consistent at March 2010 due largely to stock market conditions with regards to the initial public offering market existing at the time of the valuation. Our representative company revenue multiple was increased to reflect the increase in its stock market valuation from the previous valuation report. Additionally, the precedent transaction analysis multiples were updated to reflect transactions completed since the last valuation report and remained consistent since the last valuation report. Also, during the period since the last valuation report to May 7, 2009, we, in conjunction with one of our preferred shareholders, explored the sale of a minority interest in the Company to provide liquidity to the preferred shareholder. Shields took note of the non-binding offers in preparing its valuation report but due to the fact that the non-binding offers were non-binding, and based mainly on public information and brief meetings with management determined that, although interesting to note, the non-binding offers received from third parties were not a useful indication of our value.

The resulting fair value of our common stock as of May 7, 2009 was $12.10 per common share, an increase of $2.02 per share or 20% from February 4, 2009. The increase was largely due to increases in our representative company revenue multiple since the last valuation report due to increases in the general stock market and increases in our actual revenue in the last twelve months and our projected financial results. Following a review of this valuation report and the objective and subjective factors previously listed, our board of directors determined that the fair value of our common stock as of May 7, 2009 was $12.10 per share.

On June 8, 2009, we and the underwriters for this offering determined the estimated price range set forth on the cover page of this prospectus. The midpoint of the price range, $15.00, is an increase of $2.90, or approximately 24%, as compared to our board of directors’ determination of fair value per common share on

May 7, 2009 of $12.10; the $14.00 low end of the price range is an increase of $1.90, or approximately 16%. The increase was primarily the result of the following factors:

•	An increase in our representative comparable company stock price and a general increase in the stock market occurred; our representative comparable company’s stock price rose approximately 17% during this period and the NASDAQ composite index increased approximately 8%.

•	One of the third parties who had previously submitted a non-binding offer to acquire a minority interest in the company directly from our shareholders had continued such discussions. On May 28, 2009, that third party submitted a letter of intent to acquire shares of our common stock at a price equal to $14.78 per share.

•	The option-pricing method, which has been consistently used by Shields in preparing the valuation reports used by our board of directors in determining the fair value per share of our common stock in connection with stock option grants, involves a blended weighting of our last twelve months financial results and projected financial results. In contrast, the valuation methodologies used in determining the estimated price range for this offering are based on our projected financial results.

•	Our early June 2009 discussions with the representatives of the underwriters for this offering took into account our and the underwriters’ perceptions of significantly increased optimism regarding the market for initial public offerings, as well as our and the underwriters’ increased expectations that we would complete our initial public offering in the second or third quarter of 2009.

•	The May 7, 2009 valuation did not reflect any incremental value associated with the liquidity of our shares of common stock. Because at the time the estimated price range was determined we and our underwriters expected to complete this offering in the second or third quarter of 2009, the price range for this offering does reflect incremental value associated with an available trading market for our shares.

Results of Consolidated Operations

The following table sets forth selected consolidated statements of operations data for each of the periods:

				Three Months Ended
	Year Ended December 31,			March 31,
	2006	2007	2008	2008	2009
	(In thousands)

Operations Data:
Revenue	$11,307	$26,998	$51,723	$9,919	$17,197
Cost of revenue	2,033	3,925	5,970	1,343	1,744

Gross profit	9,274	23,073	45,753	8,576	15,453

Operating expenses:
Research and development	3,232	6,661	11,997	2,575	3,004
Sales and marketing	10,050	19,488	31,631	7,554	8,446
General and administrative	2,945	3,611	6,583	1,601	1,656
Legal settlements	—	2,225	600	450	—
Amortization of acquired intangibles	141	328	328	82	82

Total operating expenses	16,368	32,313	51,139	12,262	13,188

Income (loss) from operations	(7,094)	(9,240)	(5,386)	(3,686)	2,265
Interest and other income, net	393	235	106	90	(43)

Income (loss) before income taxes	(6,701)	(9,005)	(5,280)	(3,596)	2,222
Provision for income taxes	—	(50)	(122)	(47)	(89)

Net income (loss)	$(6,701)	$(9,055)	$(5,402)	$(3,643)	$2,133

The following table sets forth selected consolidated statements of operations data for each of the periods indicated as a percentage of total revenue.

				Three Months Ended
	Year Ended December 31,			March 31,
	2006	2007	2008	2008	2009

Operations Data:
Revenue	100%	100%	100%	100%	100%
Cost of revenue	18	15	12	14	10

Gross profit	82	85	88	86	90

Operating expenses:
Research and development	29	25	23	26	17
Sales and marketing	89	72	61	76	49
General and administrative	26	14	13	16	10
Legal settlements	—	8	1	4	—
Amortization of acquired intangibles	1	1	1	1	1

Total operating expenses	145	120	99	123	77

Income (loss) from operations	(63)	(34)	(11)	(37)	13
Interest and other income, net	4	1	1	1	—

Income (loss) before income taxes	(59)	(33)	(10)	(36)	13
Provision for income taxes	—	(1)	—	(1)	(1)

Net income (loss)	(59)%	(34)%	(10)%	(37)%	12%

Three Months Ended March 31, 2009 and 2008

Revenue.  Revenue for the three months ended March 31, 2009 was $17.2 million, an increase of $7.3 million, or 73%, over revenue of $9.9 million for the three months ended March 31, 2008. Our revenue consists of fees for our subscription services. Most of the 73% increase in revenue was due to increased revenue from new customers (including $1.5 million of incremental revenue from Intel), as the number of our premium accounts increased by 54% to 188,000 as of March 31, 2009, compared to 122,000 premium accounts as of March 31, 2008. The remaining increase in revenue was due to incremental subscription revenue from our existing customers.

Cost of Revenue.  Cost of revenue for the three months ended March 31, 2009 was $1.7 million, an increase of $0.4 million, or 30%, over cost of revenue of $1.3 million for the three months ended March 31, 2008. As a percentage of revenue, cost of revenue was 10% for the three months ended March 31, 2009 versus 14% for the three months ended March 31, 2008. The decrease in costs of revenue as a percentage of revenue was primarily the result of more efficient utilization of our data center and customer support organizations. The increase in absolute dollars primarily resulted from an increase in both the number of customers using our premium services and the total number of devices that connected to our services, including devices owned by free users, which resulted in increased hosting and customer support costs. The total number of devices connected to our service increased to approximately 70 million as of March 31, 2009 from approximately 40 million as of March 31, 2008. Of the increase in cost of revenue, $0.3 million resulted from increased data center costs associated with the hosting of our services. The increase in data center costs was due to the expansion of our data center facilities as we added capacity to our hosting infrastructure. Additionally, $0.1 million of the increase in cost of revenue was due to the increased costs in our customer support organization we incurred, primarily as a result of hiring new employees to support our customer growth.

Research and Development Expenses.  Research and development expenses for the three months ended March 31, 2009 were $3.0 million, an increase of $0.4 million, or 17%, over research and development expenses of $2.6 million for the three months ended March 31, 2008. The increase was primarily due to additional personnel related costs from hiring additional research and development employees to enhance the functionality of our services and develop new offerings. The total number of research and development personnel increased to 129 at March 31, 2009 from 96 at March 31, 2008.

Sales and Marketing Expenses.  Sales and marketing expenses for the three months ended March 31, 2009 were $8.4 million, an increase of $0.9 million, or 12%, over sales and marketing expenses of $7.6 million for the three months ended March 31, 2008. The increase was primarily due to a $0.7 million increase in personnel related and recruiting costs from additional employees hired to support our growth in sales and expand our marketing efforts. The total number of sales and marketing personnel increased to 104 at March 31, 2009 from 83 at March 31, 2008.

General and Administrative Expenses.  General and administrative expenses for the three months ended March 31, 2009 were $1.7 million, an increase of $0.1 million, or 3%, over general and administrative expenses of $1.6 million for the three months ended March 31, 2008. The primary reason for the slight increase was an increase in personnel related and recruiting costs of $0.1 million as we increased the number of general and administrative employees to support our overall growth.

Legal Settlement Expenses.  Legal settlement expenses for the three months ended March 31, 2009 were zero, a decrease of $0.5 million, or 100%, over legal settlement expenses of $0.5 million for the three months ended March 31, 2008. In May 2008, we settled a lawsuit which began in 2007 related to an alleged patent infringement.

Amortization of Acquired Intangibles.  Amortization of acquired intangibles for the three months ended March 31, 2009 and 2008 was $0.1 million and related to the value of intangible assets acquired in our July 2006 acquisition of Applied Networking, Inc.

Interest and Other Income, Net.  Interest and other income, net for the three months ended March 31, 2009 was $(43,000), a decrease of $132,000 over interest and other income, net of $89,000 for the three months ended March 31, 2008. The decrease was mainly due to an increase in foreign exchange losses and a decrease in interest income offset by a decrease in interest expense associated with a note payable related to our acquisition of Applied Networking, Inc.

Income taxes.  During the three months ended March 31, 2009 and 2008, we recorded a deferred tax provision of approximately $4,000 related to the different book and tax treatment for goodwill and a provision for foreign and state income taxes totaling $85,000 and $43,000, respectively. We recorded a federal income tax benefit for the three months ended March 31, 2009 and 2008 related to the net tax losses in the periods. We have also provided a full valuation allowance for our net deferred tax assets as we believe it is not more likely than not that any future benefits from these deferred tax assets would be realized.

Net income (loss).  We recognized a net income of $2.1 million for the three months ended March 31, 2009 versus a net loss of $3.6 million for the three months ended March 31, 2008. The increase in net income was associated with the increase in revenues offset by an increase in operating expenses.

Years Ended December 31, 2008 and 2007

Revenue.  Revenue for the year ended December 31, 2008 was $51.7 million, an increase of $24.7 million, or 92%, over revenue of $27.0 million for the year ended December 31, 2007. Our revenue consists of fees for our subscription services. Of the 92% increase in revenue, the majority of the increase was due to increases in revenue from new customers, as our total number of premium accounts increased by 67% to 174,000 at December 31, 2008 from 104,000 premium accounts as of December 31, 2007. The remaining increase in revenue was due to incremental subscription revenue from our existing customers and revenue associated with the Intel agreement.

Cost of Revenue.  Cost of revenue for the year ended December 31, 2008 was $6.0 million, an increase of $2.1 million, or 54%, over cost of revenue of $3.9 million for the year ended December 31, 2007. As a percentage of revenue, cost of revenue was 12% for the year ended December 31, 2008 versus 15% for the year ended December 31, 2007. The decrease in costs of revenue as a percentage of revenue was primarily the result of more efficient utilization of our data center and customer support organizations. The increase in cost of revenue in absolute dollars is primarily due to increased hosting and customer support costs resulting from an increase in both the number of customers using our premium services and the total number of devices that connected to our services, including devices owned by free users. The total number of devices connected to our service increased to approximately 60 million as of December 31, 2008 from approximately 32 million as of December 31, 2007. Of the increase in cost of revenue, $1.3 million resulted from increased data center costs associated with the hosting of our services. The increase in data center costs was due to expansion of our data center facilities as we added capacity to our hosting infrastructure, including the establishment of two new data centers in 2007, including one in Europe and one in the United States. Additionally, $0.8 million of the increase in cost of revenue was due to increased costs in our customer support organization primarily associated with costs of new employees hired to support our customer growth.

Research and Development Expenses.  Research and development expenses for the year ended December 31, 2008 were $12.0 million, an increase of $5.3 million, or 79%, over research and development expenses of $6.7 million for the year ended December 31, 2007. The increase was primarily due to additional personnel-related costs, including salary and other compensation related costs, as we increased the number of research and development employees to enhance the functionality of our services and to develop new offerings. The total number of research and development personnel increased by 39% to 122 at December 31, 2008 from 88 at December 31, 2007.

Sales and Marketing Expenses.  Sales and marketing expenses for the year ended December 31, 2008 were $31.6 million, an increase of $12.1 million, or 62%, over sales and marketing expenses of $19.5 million for the year ended December 31, 2007. The increase was primarily due to a $6.1 million increase in personnel-related and recruiting costs, including salary and other compensation related costs, resulting from increased headcount mainly to support the growth in sales and expanded marketing efforts. The total number of sales and marketing personnel increased to 101 at December 31, 2008 from 69 at December 31, 2007. The increase was also attributable to a $2.6 million increase in online search and advertising costs, a $0.4 million increase in trade show costs, a $0.6 million increase in travel related costs, a $0.2 million increase in telephone costs, and a $0.4 million increase in consulting costs, all a result of the initiatives to increase awareness of our services and to add new users and customers. In addition, we experienced a $0.4 million increase in rent expense in connection with the expansion of our Woburn, Massachusetts office, as well as the addition of the office in Amsterdam, The Netherlands.

General and Administrative Expenses.  General and administrative expenses for the year ended December 31, 2008 were $6.6 million, an increase of $3.0 million, or 83%, over general and administrative expenses of $3.6 million for the year ended December 31, 2007. The primary reason for the increase was an increase in personnel-related and recruiting costs, including salary and other compensation related costs, of $2.0 million as we increased the number of general and administrative employees to support our overall growth. Additionally, professional fees increased by $0.6 million and travel related costs increased by $0.1 million.

Legal Settlement Expenses.  Legal settlement expenses for the year ended December 31, 2008 were $0.6 million, a decrease of $1.6 million, or 73%, over legal settlement expenses of $2.2 million for the year ended December 31, 2007. In May 2008, we settled a lawsuit which began in 2007 related to an alleged patent infringement.

Amortization of Acquired Intangibles.  Amortization of acquired intangibles for the years ended December 31, 2008 and 2007 was $0.3 million and related to the value of intangible assets acquired in our July 2006 acquisition of Applied Networking, Inc.

Interest and Other Income, Net.  Interest and other income, net, for the year ended December 31, 2008 was $0.1 million, a decrease of $0.1 million over interest and other income, net of $0.2 million for the year ended December 31, 2007. The decrease was mainly due to an increase in foreign exchange losses and a decrease in interest income offset by a decrease in interest expense associated with a note payable related to our acquisition of Applied Networking, Inc.

Income taxes.  During the years ended December 31, 2008 and 2007, we recorded a deferred tax provision of approximately $17,000 and $25,000, respectively, related to the different book and tax treatment for goodwill and a provision for foreign and state income taxes totaling $105,000 and $26,000, respectively. We recorded a federal income tax benefit for the years ended December 31, 2008 and 2007 related to the net tax losses in the periods. We have also provided a full valuation allowance for our net deferred tax assets as it is not more likely than not that any future benefits from these deferred tax assets would be realized.

Net loss.  We recognized a net loss of $5.4 million for the year ended December 31, 2008 versus $9.1 million for the year ended December 31, 2007. The decrease in net loss was associated with the increase in revenues partially offset by increase in operating expenses.

Years Ended December 31, 2007 and 2006

Revenue.  Revenue for 2007 was $27.0 million, an increase of $15.7 million or 139% over revenue of $11.3 million for 2006. Our revenue consists of fees for our subscription services. Of the 139% increase in revenue during 2007, the majority of the increase was due to increases in revenue from new customers as our total number of premium accounts increased by 100% to 104,000 as of December 31, 2007 from 52,000 premium accounts as of December 31, 2006. The remaining increase in revenue was due to incremental subscription revenue from our existing customers.

Cost of Revenue.  Cost of revenue for 2007 was $3.9 million, an increase of $1.9 million, or 95%, over cost of revenue of $2.0 million for 2006. As a percentage of revenue, cost of revenue was 15% for 2007 versus 18% for 2006. The decrease in costs of revenue as a percentage of revenue was primarily the result of more efficient utilization of our data center and customer support organizations. The increase in absolute dollars primarily resulted from an increase in both the number of customers using our premium services and the total number of devices that connected to our services, including devices owned by free users, which resulted in increased hosting and customer support costs. The total number of devices connected to our service increased to approximately 32 million as of 2007 from approximately 13 million as of 2006. Of the increase in cost of revenue, $1.1 million resulted from increased data center costs associated with the hosting of our services. The increase in data center costs was due to expansion of our data center facilities as we added capacity to our hosting infrastructure, including the establishment of two new data centers in 2007, including one in Europe and one in the United States. Additionally, $0.8 million of the increase in cost of revenue was due to increased costs in our customer support organization primarily associated with costs of new employees hired to support our customer growth.

Research and Development Expenses.  Research and development expenses for 2007 were $6.7 million, an increase of $3.5 million, or 109%, over research and development expenses of $3.2 million for 2006. The increase was primarily due to additional personnel-related costs, including salary and other compensation related costs, as we increased the number of research and development employees to enhance the functionality of our services and develop new offerings. The total number of research and development personnel increased to 88 at December 31, 2007 from 47 at December 31, 2006.

Sales and Marketing Expenses.  Sales and marketing expenses for 2007 were $19.5 million, an increase of $9.5 million, or 95%, over sales and marketing expenses of $10.0 million for 2006. The increase was primarily due to increases in online search and advertising costs of $4.6 million as we expanded our online search and advertising in order to increase awareness of our services and to add new users and customers. Additionally, personnel-related costs, including salary and other compensation related costs, increased by $3.1 million as we added sales and marketing employees to accommodate the growth in sales leads and our expanded marketing efforts.

General and Administrative Expenses.  General and administrative expenses for 2007 were $3.6 million, an increase of $0.7 million, or 24%, over general and administrative expenses of $2.9 million for 2006. The primary reason for the increase was an increase in personnel-related costs, including salary and other compensation related costs, of $0.7 million as we increased the number of general and administrative employees to support our overall growth.

Legal Settlement Expenses.  During 2007, we recorded $2.2 million of expenses associated with patent infringement claims. We paid $1.9 million in settlement amounts in lieu of continuing defense and litigation costs related to the alleged settled claims and had accrued $0.3 million as of December 31, 2007 related to an ongoing claim. During the year ended December 31, 2006, there were no legal settlement expenses.

Amortization of Acquired Intangibles.  Amortization of acquired intangibles for 2007 were $0.3 million, an increase of $0.2 million, over amortization expenses of $0.1 million for 2006. Amortization expenses relate to the value of trademarks and customer base acquired as part of our July 2006 acquisition of Applied Networking, Inc. The increase in amortization expenses is due to a full year of amortization expenses being included in 2007 versus only six months of such expenses being included in 2006, since the acquisition was only completed in July 2006.

Interest and Other Income, Net.  Interest and other income, net for 2007 was $0.2 million, a decrease of $0.2 million over interest and other income, net of $0.4 million for 2006. The decrease was due mainly to increased interest expense associated with a note payable related to our acquisition of Applied Networking, Inc., which offset an increase in interest income earned on our cash and cash equivalents.

Income taxes.  During the year ended December 31, 2007, we recorded a deferred tax provision of approximately $25,000, respectively, related to the different book and tax treatment for goodwill and a provision for foreign and state income taxes totaling $25,000. We recorded a federal income tax benefit for the years ended December 31, 2007 and 2006 related to the net tax losses in the periods. We have also provided a full valuation allowance for our net deferred tax assets as it is not more likely than not that any future benefits from these deferred tax assets would be realized.

Net loss.  We recognized a net loss of $9.1 million for 2007 versus $6.7 million for 2006. The increase in net loss was associated with the $2.2 million legal settlement expense in 2007 and increased operating expenses partially offset by higher revenues.

Quarterly Results of Operations

The following tables sets forth our unaudited consolidated operating results for each of the eight quarters in the two-year period ended March 31, 2009 and the percentage of revenue for each line item shown. This information is derived from our unaudited financial statements, which in the opinion of management contain all adjustments consisting of only normal recurring adjustments, that we consider necessary for a fair statement of such financial data. Operating results for these periods are not necessarily indicative of the operating results for a full year. Historical results are not necessarily indicative of the results to be expected in future periods. You should read this data together with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	For the Three Months Ended,
	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	2007	2007	2007	2008	2008	2008	2008	2009
	(In thousands)

Operations Data:
Revenue	$6,204	$7,224	$8,580	$9,919	$11,422	$14,386	$15,996	$17,197
Cost of revenue(1)	921	1,104	1,170	1,343	1,374	1,575	1,678	1,744

Gross profit	5,283	6,120	7,410	8,576	10,048	12,811	14,318	15,453

Operating expenses:
Research and development(1)	1,442	1,649	2,271	2,575	3,131	3,281	3,010	3,004
Sales and marketing(1)	4,336	4,843	6,144	7,554	7,987	7,866	8,224	8,446
General and administrative(1)	665	934	1,254	1,601	1,668	1,579	1,735	1,656
Legal settlements	300	1,625	300	450	150	—	—	—
Amortization of acquired intangibles	82	82	82	82	82	82	82	82

Total operating expenses	6,825	9,133	10,051	12,262	13,018	12,808	13,051	13,188

Income (loss) from operations	(1,542)	(3,013)	(2,641)	(3,686)	(2,970)	3	1,267	2,265
Interest and other income, net	50	83	84	90	(34)	41	9	(43)

Income (loss) before income taxes	(1,492)	(2,930)	(2,557)	(3,596)	(3,004)	44	1,276	2,222
Provision for income taxes	(7)	(7)	(30)	(47)	(7)	(35)	(33)	(89)

Net income (loss)	$(1,499)	$(2,937)	$(2,587)	$(3,643)	$(3,011)	$9	$1,243	$2,133

(1)	Amounts in the table above include stock-based compensation expense, as follows:

	For the Three Months Ended,
	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	2007	2007	2007	2008	2008	2008	2008	2009
	(In thousands)

Cost of revenue	$2	$3	$4	$13	$16	$15	$20	$14

Research and development	22	22	45	101	98	102	118	81

Sales and marketing	36	46	73	207	242	252	261	220

General and administrative	36	54	118	278	393	303	330	293

Total	$96	$125	$240	$599	$749	$672	$729	$608

As a percentage of revenue:

	For the Three Months Ended,
	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	2007	2007	2007	2008	2008	2008	2008	2009

Operations Data:
Revenue	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	15	15	14	14	12	11	10	10

Gross profit	85	85	86	86	88	89	90	90

Operating expenses:
Research and development	23	23	26	26	27	23	19	17
Sales and marketing	70	67	72	76	70	54	51	49
General and administrative	11	13	15	16	15	11	11	10
Legal settlements	5	22	3	4	1	—	—	—
Amortization of acquired intangibles	1	1	1	1	1	1	1	1

Total operating expenses	110	126	117	123	114	89	82	77

Income (loss) from operations	(25)	(41)	(31)	(37)	(26)	—	8	13
Interest and other income, net	1	1	1	1	—	—	—	—

Income (loss) before income taxes	(24)	(40)	(30)	(36)	(26)	—	8	13
Provision for income taxes	—	—	—	(1)	—	—	—	(1)

Net income (loss)	(24)%	(40)%	(30)%	(37)%	(26)%	—%	8%	12%

Revenue increased sequentially for all quarters presented primarily due to increases in the number of services we offered, the number of total customers and subscription renewals of existing customers.

Gross profit in absolute dollars also increased sequentially for all quarters presented, primarily due to revenue growth. The overall increase in gross profit margins is due to the increase in revenue and number of customers which allows us to obtain better leverage from our data centers and customer support organization.

Operating expenses in absolute dollars in total increased sequentially for the quarters presented, except the quarter ended September 30, 2008, primarily due to increased sales and marketing expenses which resulted from increased marketing program expenditures and increased number of personnel and increased research and development expenses, mainly associated with an increase in the number of research and development personnel necessary to develop and enhance our services. The decrease in general and administrative expenses as a percentage of revenue over the period was due largely to the increase in revenue which allowed us to better leverage our management, finance and IT personnel and systems. The legal settlement expenses were associated with settling three outstanding claims of alleged infringement of third-party patents. We settled these claims in lieu of continuing defense and litigation costs related to the alleged claims.

Losses from operations for the quarters presented and net losses for the quarters ended June 30, 2007 through June 30, 2008 were due to increases in operating expenses that were greater than increases in revenue.

Net income for the quarters ended September 30, 2008, December 31, 2008 and March 31, 2009 was due to increases in revenue that exceeded increases in expenses.

Liquidity and Capital Resources

The following table sets forth the major sources and uses of cash for each of the periods set forth below:

				Three Months Ended
	Year Ended December 31,			March 31,
	2006	2007	2008	2008	2009
	(In thousands)

Net cash (used in) provided by operations	$(889)	$3,378	$10,131	$908	$4,403
Net cash used in investing activities	(3,152)	(1,695)	(3,775)	(1,195)	(207)
Net cash (used in) provided by financing activities	32	8,965	(2,101)	(618)	48
Effect of exchange rate changes	29	46	(18)	51	(78)

Net increase (decrease) in cash	$(3,980)	$10,694	$4,237	$(854)	$4,166

Since our inception we have financed our operations primarily through the sale of redeemable convertible preferred stock, the issuance of convertible promissory notes associated with our redeemable convertible preferred stock, the sale of common stock and, to a lesser extent, cash flows from operations. At March 31, 2009, our principal source of liquidity was cash and cash equivalents totaling $27.1 million.

Cash Flows From Operating Activities

Net cash provided by operating activities was $4.4 million and $0.9 million for the three months ended March 31, 2009 and 2008, respectively.

Net cash inflows from operating activities during the three months ended March 31, 2009 were mainly due to a $2.1 million net income for the period, non-cash operating expenses, including $0.7 million for depreciation and amortization and $0.6 million for stock compensation, a $0.6 million decrease in accounts receivable, a $0.2 million decrease in prepaid expenses and other current assets and a $0.7 million increase in deferred revenue associated with the increase in subscription sales orders and customer growth. These were offset by a $0.6 million decrease in current liabilities for the three months ended March 31, 2009.

Net cash inflows from operating activities during the three months ended March 31, 2008 were due to a $2.9 million increase in deferred revenue associated with the increase in subscription sales orders and customer growth and a $1.4 million increase in current liabilities, a $0.6 decrease in accounts receivable and non-cash operating expenses including $0.5 million for depreciation and amortization and $0.6 million for stock compensation. These were offset by $3.6 million net loss for the period and a $1.6 million increase in prepaid and other current assets.

Net cash provided by (used in) operating activities was $10.1 million $3.4 million and $(0.9) million for the years ended December 31, 2008, 2007 and 2006, respectively.

Net cash inflows from operating activities during the year ended December 31, 2008 resulted from a $12.3 million increase in deferred revenue associated with the increase in subscription sales orders and customer growth as well as an increase in current liabilities. These increases and increases in non-cash operating expenses, including $2.4 million for depreciation and amortization and $2.8 million for stock compensation, offset a $5.4 million operating loss for the period, a $1.5 million increase in accounts receivable and a $1.0 million increase in prepaid expenses and other current assets.

Net cash inflows from operating activities during 2007 resulted from increases in subscription sales orders and increases in current liabilities. Increases in these items and increases in non-cash operating expenses such as depreciation, amortization and stock compensation offset an operating loss for the period of $9.1 million, including legal settlements paid of $1.9 million, and an increase in accounts receivable. The majority of our revenue is derived from annual subscriptions paid at the beginning of the subscription period, which resulted in an increase in deferred revenue of $8.8 million. Accounts receivable increased $1.9 million associated with increases in subscription orders and customer growth. Depreciation and amortization was $1.7 million, an increase of $0.9 million over 2006, due mainly to increased depreciation from purchases of computer equipment associated with expanding our data center and increased amortization costs associated with the intangible assets acquired as part of our acquisition of Applied Networking, Inc. Current liabilities increased due mainly to increased operating costs of our business in 2007 from 2006.

Net cash outflows from operating activities for the year ended December 31, 2006 resulted primarily from an operating loss and increases to account receivable balances partially offset by non-cash related expenses, such as depreciation and amortization and increases in our deferred revenue associated with increases in our customer growth. The majority of our revenue is derived from annual subscriptions paid at the beginning of the subscription period.

Cash Flows From Investing Activities

Net cash used in investing activities was $0.2 million and $1.2 million for the three months ended March 31, 2009 and 2008, respectively.

Net cash used in investing activities during the three months ended March 31, 2009 and 2008 consisted primarily of the purchase of equipment. During the three months ended March 31, 2008, the purchase of equipment resulted from the expansion of our data centers as well as an increase in the number of our employees in connection with the expansion of our office and related infrastructure.

Net cash used in investing activities was $3.8 million $1.7 million and $3.2 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Net cash used in investing activities during the years ended December 31, 2008 and 2007 consisted primarily of the purchase of equipment related to the expansion of our data centers. Net cash used in investing activities during the year ended December 31, 2008 was also due to the purchase of equipment related to the increase in the number of our employees in connection with the expansion of our office and related infrastructure, as well as two certificate of deposits that serve as a security deposit for corporate credit cards and a security deposit related to a new lease agreement for office space in Budapest, Hungary. Net cash used in investing activities for 2006 consisted primarily of the initial $1.7 million payment made toward the acquisition of Applied Networking, Inc. as well as the purchase of equipment and leasehold improvements associated with expanding our operations. Our capital expenditures totaled $3.3 million, $1.7 million and $1.3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Our future capital requirements may vary materially from those currently planned and will depend on many factors, including, but not limited to, development of new services, market acceptance of our services, the expansion of our sales, support, development and marketing organizations, the establishment of additional offices in the United States and worldwide and the expansion of our data center infrastructure necessary to support our growth. Since our inception, we have experienced increases in our expenditures consistent with the growth in our operations and personnel, and we anticipate that our expenditures will continue to increase in the future. We also intend to make investments in computer equipment and systems and infrastructure related to existing and new offices as we move and expand our facilities, add additional personnel and continue to grow our business. We are not currently party to any purchase contracts related to future capital expenditures.

Cash Flows From Financing Activities

Net cash flows provided by financing activities were $0.1 million for the three months ended March 31, 2009 and were mainly due to proceeds received from the issuance of common stock as a result of common stock option exercises. Net cash flows used in financing activities were $0.6 million for the three months ended March 31, 2008 and were mainly associated with fees related to our proposed initial public offering.

Net cash flows used in financing activities were $2.1 million for the year ended December 31, 2008 and were mainly associated with the final payment of $1.3 million associated with a note payable related to our acquisition of Applied Networking, Inc. and the payment of approximately $1.0 million associated with fees related to our proposed initial public offering offset by proceeds received from the issuance of common stock upon the exercise of stock options.

Net cash flows from financing activities were $9.0 million and $0.03 million for the years ended December 31, 2007 and 2006, respectively.

Net cash flows from financing activities for 2007 were mainly associated with the issuance of 2,222,223 shares of our series B-1 redeemable convertible preferred stock in December 2007 for an aggregate purchase price of $10.0 million and $0.5 million from the issuance of common stock as a result of common stock option exercises. These increases were offset by the payment of $1.3 million associated with a note payable related to our acquisition of Applied Networking, Inc. and the payment of approximately $0.3 million associated with fees related to our proposed initial public offering.

Net cash flows from financing activities for 2006 were solely associated with the issuance of common stock as a result of common stock option exercises.

We believe that our current cash and cash equivalents will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months. Thereafter, we may need to raise additional funds through public or private financings or borrowings to develop or enhance our services, to fund expansion, to respond to competitive pressures or to acquire complementary products, businesses or technologies. If required, additional financing may not be available on terms that are favorable to us, if at all. If we raise additional funds through the issuance of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock, including shares of common stock sold in this offering. No assurance can be given that additional financing will be available or that, if available, such financing can be obtained on terms favorable to our stockholders and us.

During the last three years, inflation and changing prices have not had a material effect on our business and we do not expect that inflation or changing prices will materially affect our business in the foreseeable future.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet financing activities, nor do we have any interest in entities referred to as variable interest entities.

Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2008 and the effect such obligations are expected to have on our liquidity and cash flow in future periods.

	Payments Due by Period
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

Operating lease obligations	$9,005,000	$1,809,000	$4,086,000	$3,039,000	$71,000
Hosting service agreements	$547,000	$547,000	—	—	—

Total	$9,552,000	$2,356,000	$4,086,000	$3,039,000	$71,000

The commitments under our operating leases shown above consist primarily of lease payments for our Woburn, Massachusetts corporate headquarters, our international sales and marketing offices located in Amsterdam, The Netherlands, and Sydney, Australia and our research and development offices in Budapest and Szeged, Hungary, and contractual obligations related to our data centers.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk.  Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates as a result of the majority of our research and development expenditures being made from our Hungarian research and development facilities, and in our international sales and marketing offices in Amsterdam, The Netherlands and Sydney, Australia. In the three months ended March 31, 2009, approximately 17%, 14% and 2% of our operating expenses occurred in our operations in Hungary, Amsterdam and Sydney, respectively. In the three months ended March 31, 2008, approximately 17% and 7% of our operating expenses occurred in our operations in Hungary and Amsterdam, respectively. In the year ended December 31, 2008, approximately 17% and 10% of our operating expenses occurred in our operations in Hungary and Amsterdam, respectively. In the years ended December 31, 2007 and 2006, approximately 16% and 14%, respectively, of our operating expenses occurred in our operations in Hungary. Less than 1% of our operating expenses in the year ended December 31, 2007 related to our office in Amsterdam. Additionally, a small but increasing percentage of our sales outside the United States are denominated in local currencies and, thus, also subject to fluctuations due to changes in foreign currency exchange rates. To date, changes in foreign currency exchange rates have not had a material impact on our operations, and a future change of 20% or less in foreign currency exchange rates would not materially affect our operations. At this time we do not, but may in the future, enter into any foreign currency hedging programs or instruments that would hedge or help offset such foreign currency exchange rate risk.

Interest Rate Sensitivity.  Interest income is sensitive to changes in the general level of U.S. interest rates. However, based on the nature and current level of our cash and cash equivalents, which are primarily invested in deposits and money market funds, we believe there is no material risk of exposure to changes in the fair value of our cash and cash equivalents as a result of changes in interest rates.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which establishes a framework for measuring fair value and expands disclosures about fair value measurements. We adopted SFAS No. 157 for financial assets and liabilities on January 1, 2008 which did not have a material impact on our financial statements. We adopted SFAS No. 157 for non-financial assets and liabilities on January 1, 2009 and there was no quantitative impact due to the adoption of SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115. SFAS No. 159 allows entities to choose to measure many financial instruments and certain other items at fair value. We adopted SFAS No. 159 on January 1, 2008 and did not designate any financial instruments for fair value accounting under this standard, and therefore, the adoption of SFAS No. 159 did not have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations, which replaces SFAS No. 141, Business Combinations. SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. We adopted SFAS No. 141(R) on January 1, 2009. Except for certain tax adjustments for prior business combinations, the impact of adopting SFAS No. 141(R) will be limited to business combinations occurring after January 1, 2009.

BUSINESS

Overview

LogMeIn provides on-demand, remote-connectivity solutions to small and medium-sized businesses, or SMBs, IT service providers and consumers. We believe our solutions are used to connect more Internet-enabled devices worldwide than any other connectivity service. Businesses and IT service providers use our remote connectivity solutions to deliver remote, end-user support and to access and manage computers and other Internet-enabled devices more effectively and efficiently. Consumers and mobile workers use our remote connectivity solutions to access computer resources remotely, thereby facilitating their mobility and increasing their productivity. Our solutions, which are deployed on-demand and accessible through a web browser, are secure, scalable and easy for our customers to try, purchase and use. Our paying customer base has grown from approximately 122,000 premium accounts as of March 31, 2008 to 188,000 premium accounts as of March 31, 2009.

In 2004, we introduced LogMeIn Free, a service that allows users to access computer resources remotely. We believe LogMeIn Free and LogMeIn Hamachi, our popular free services, attract a large and diverse group of users and increase awareness of our premium services, which we sell on a subscription basis. As of March 31, 2009, our users have connected over 70 million computers and other Internet-enabled devices to a LogMeIn service, and during the three months ended March 31, 2009, the total number of devices connected to our service grew at an average of approximately 95,000 per day. We believe our service attracts more users than any other on-demand, remote-connectivity service.

We complement our free services with nine premium services sold on a subscription basis including LogMeIn Rescue and LogMeIn IT Reach, our flagship remote support and management services and LogMeIn Pro, our premium remote access service. Sales of our premium services are generated through word-of-mouth referrals, web-based advertising, expiring free trials that we convert to paid subscriptions and direct marketing to new and existing customers. During 2008 and the three months ended March 31, 2009, we estimate that approximately 50% of our new paying customers were generated through word-of-mouth referrals.

All of our free and premium solutions are delivered as hosted services, which means that the technology enabling the use of our solutions resides on our servers and IT hardware, rather than those of our users. We call the software, hardware and networking technology used to deliver our solutions Gravity. The Gravity proprietary platform consists of software applications, customized databases and web servers. Gravity establishes secure connections over the Internet between remote computers and other Internet-enabled devices and manages the direct transmission of data between remotely connected devices. This robust and scalable platform connects over ten million computers to our services each day.

We sell our premium services on a subscription basis at prices ranging from approximately $30 to $1,900 per year. During the three months ended March 31, 2009, we completed over 120,000 transactions at an average transaction price of approximately $153. We believe that our sales model of a high volume of new and renewed subscriptions at low transaction prices increases the predictability of our revenues compared to perpetual licensed-based software businesses. During the three months ended March 31, 2009, we generated revenues of $17.2 million, as compared to $9.9 million in the three months ended March 31, 2008, an increase of approximately 73%. In fiscal 2008, we generated revenues of $51.7 million.

Industry Background

Mobile workers, IT professionals and consumers save time and money by accessing computing resources remotely. Remote access allows mobile workers and consumers to use applications, manage documents and collaborate with others whenever and wherever an Internet connection is available. Remote-connectivity solutions also allow IT professionals to deliver support and management services to remote end users and computers and other Internet-enabled devices.

A number of trends are increasing the demand for remote-connectivity solutions:

•	Increasingly mobile workforce. Workers are spending less of their time in a traditional office environment and are increasingly telecommuting and traveling with Internet-enabled devices. According to IDC Research, or IDC, the percentage of the global workforce that works remotely will increase from approximately 25% in 2006 to 30% in 2011, to a total of 1 billion workers. This trend increases the demand for remote connectivity for workers and for IT professionals who support and manage their computers and other Internet-enabled devices.

•	Increasing use of IT outsourcing by SMBs. SMBs generally have limited internal IT expertise and IT budgets and are therefore increasingly turning to third-party service providers to manage the complexity of IT services at an affordable cost. For example, based on Forrester’s “Enterprise and SMB Hardware Survey, North America and Europe, Q3 2008” published on December 18, 2008, Forrester estimates that out of 1,723 respondents, 22% of SMBs outsource their PC and laptop support to third-party service providers and that an additional 12% of SMBs plan to do so in the next 12 months. SMBs are also looking to third-party service providers to manage their servers. The same survey estimates that 28% of SMBs already outsource server management responsibilities and another 13% are planning to in the next 12 months. We believe that IT service providers will increasingly turn to on-demand, remote-connectivity solutions to help address the growing demand for outsourced support and management of these computers. IDC estimates that the installed base of commercial personal computers and servers in the United States will increase from 148.6 million in 2006 to 196.8 million in 2011. We estimate that more than 50% of these personal computers and servers are or will be used by SMBs.

•	Growing adoption of on-demand solutions. By accessing hosted, on-demand solutions through a Web browser, companies can avoid the time and costs associated with installing, configuring and maintaining IT support applications within their existing IT infrastructure. These advantages are leading companies to adopt on-demand solutions at an increasing rate. For example, IDC estimates that the global on-demand software market reached $6.2 billion in 2007 and expects it to increase to $19.8 billion in 2012, a compounded annual growth rate of 26%.

•	Increasing need to support the growing number of Internet-enabled consumer devices. Consumer adoption of Internet-enabled devices is growing rapidly. Manufacturers, retailers and service providers struggle to provide cost-effective support for these devices and often turn to remote support and management solutions in order to increase customer satisfaction while lowering the cost of providing that support. We believe the need for remote support services for consumers will increase rapidly as they purchase more PCs and Internet-enabled consumer electronics. IDC estimates that the worldwide installed base of consumer-owned personal computers will grow from 443.9 million in 2007 to 700.9 million in 2011, a compound annual growth rate of 12%. In addition, the research firm Strategy Analytics estimates that the installed base of Internet-enabled consumer electronics devices, such as game consoles, televisions and set top boxes, will grow from 36 million in 2006 to 400 million worldwide in 2010.

•	Proliferation of Internet-enabled mobile devices (Smartphones). Mobile devices are increasingly being used for Internet-based computing and communications. IDC estimates that 152 million converged mobile devices were shipped worldwide in 2008, and annual shipments are expected to grow to more than 312 million by 2013, which represents a compound annual growth rate of 16%. We believe the rapid proliferation and increasing functionality of these devices create a growing need for remote support of these devices.

Remote-connectivity technology has existed for many years. However, most solutions have been delivered as either hardware or software products designed to operate on the customer’s premises. These solutions typically require time and technical expertise to configure and deploy. They also often require ongoing maintenance, as they can fail when networking environments change. As a result, most traditional remote-connectivity solutions are best suited for large organizations with onsite IT staff. Because of the setup and maintenance costs, technical complexity and connection failure rates, we believe these traditional remote-access technologies are not suitable for many SMBs and consumers.

Our Solutions

Our solutions allow our users to remotely access, support and manage computers and other Internet-enabled devices on demand. We believe our solutions benefit users in the following ways:

•	Reduced set-up, support and management costs. Our services enable IT staff to administer, monitor and support computers and other Internet-enabled devices at a remote location. Businesses easily set up our on-demand services with little or no modification to the remote location’s network or security systems and without the need for upfront technology or software investment. In addition, our customers lower their support and management costs by performing management-related tasks remotely, reducing or eliminating the costs of on-site support and management.

•	Increased mobile worker productivity. Our remote-access services allow non-technical users to access and control remote computers and other Internet-enabled devices, increasing their mobility and allowing them to remain productive while away from the office.

•	Increased end-user satisfaction. Our customers rely on our on-demand services to improve the efficiency and effectiveness of end-user support. Satisfaction with support services is primarily measured by call-handling time and whether or not the problem is resolved on the first call. Our services enable help desk technicians to quickly and easily gain control of a remote user’s computer. Once connected, the technician can diagnose and resolve problems while interacting with and possibly training the end user. By using our solutions to support remote users, our customers have reported increased user satisfaction while reducing call handling time by as much as 50% over phone-only support.

•	Reliable, fast and secure service. Our service possesses built-in redundancy of servers and other infrastructure in three data centers, two located in the United States and one located in Europe. Our proprietary platform enables our services to connect and manage devices at enhanced speeds. Our services implement industry-standard security protocols and authenticate and authorize users of our services without storing passwords.

•	Easy to try, buy and use. Our services are simple to install, which allows our prospective customers to use our services within minutes of registering for a trial. Our customers can use our services to manage their remote systems from any Web browser. In addition, our low service-delivery costs and hosted delivery model allow us to offer each of our services at competitive prices and to offer flexible payment options. Our premium services range in list price from approximately $30 to $1,900 per year.

Our Competitive Strengths

We believe that the following competitive strengths differentiate us from our competitors and are key to our success:

•	Large established user community. As of March 31, 2009, over 22.1 million registered users have connected over 70 million Internet-enabled devices to a LogMeIn service. During the quarter ended March 31, 2009, the number of connected devices grew at an average of approximately 95,000 new devices per day. These users drive awareness of our services through personal recommendations, blogs and other online communication methods and provide us with a significant audience to which we can market and sell premium services.

•	Efficient customer acquisition model. We believe our free products and our large installed user base help to generate word-of-mouth referrals, which in turn increases the efficiency of our paid marketing activities, the large majority of which are focused on pay-per-click search engine advertising. Sales of our premium services are generated through word-of-mouth referrals, Web-based advertising, expiring free trials that we convert to paying customers and marketing to our existing customer and user base. During the year ended 2008 and the three months ended March 31, 2009, we estimate that approximately 50% of our new paying customers were generated through word-of-mouth referrals and that approximately 25% of new customers added in the year ended 2008 and three months ended March 2009 found LogMeIn by searching the Internet for remote access solutions. We believe this direct approach to acquiring new customers generates an attractive and predictable return on our sales and marketing expenditures.

•	Technology-enabled cost advantage. Our service delivery platform, Gravity, establishes secure connections over the Internet between remote computing devices and manages the direct transmission of data between them. This patent-pending platform reduces our bandwidth and other infrastructure requirements, which we believe makes our services faster and less expensive to deliver as compared to competing services. We believe this cost advantage allows us to offer free services and serve a broader user community than our competitors. While more than 90% of our users do not currently pay for our services, our cost of revenue, including the cost to deliver our services to these free users, was only 10% of our total revenue during the three months ended March 31, 2009.

•	On-demand delivery. Delivering our services on-demand allows us to serve additional customers with little incremental expense and to deploy new applications and upgrades quickly and efficiently to our existing customers.

•	High recurring revenue and high transaction volumes. We sell our services on a monthly or annual subscription basis, which provides greater levels of recurring revenues and predictability compared to traditional perpetual, license-based business models. Approximately 94% of our subscriptions have a one-year term. During the year ended December 31, 2008 and the three months ended March 31, 2009, our dollar-weighted average renewal rate for subscriptions was approximately 80%. Our average transaction price was approximately $153 during the three months ended March 31, 2009, and we completed over 120,000 transactions during this time. We believe that our sales model of a high volume of new and renewed subscriptions at low transaction prices increases the predictability of our revenues compared to perpetual licensed-based software businesses.

Growth Strategy

Our objective is to extend our position as a leading provider of on-demand, remote-connectivity solutions. To accomplish this, we intend to:

•	Acquire new customers. We acquire new customers through word-of-mouth referrals from our existing user community and from paid, online advertising designed to attract visitors to our website. We also encourage our website visitors to register for free trials of our premium services. We supplement our online efforts with email, newsletter and radio campaigns and by participating in trade events and Web-based seminars. As of March 31, 2009, we had approximately 188,000 customers of our premium services. To increase our sales, we plan to continue aggressively marketing our solutions and encouraging trials of our services while expanding our sales force.

•	Increase sales to existing customers. We upsell and cross-sell our broad portfolio of services to our existing customer base. In the first twelve months after their initial purchase, our customers, on average, subscribe to additional services worth 40% of their initial purchase. To further penetrate our customer base, we plan to continue actively marketing our portfolio of services through e-commerce and by expanding our sales force.

•	Continue to build our user community. We grow our community of users by marketing our services through paid advertising that targets prospective customers who are seeking remote-connectivity solutions and by offering our popular free services, LogMeIn Free and LogMeIn Hamachi. During the quarter ended March 31, 2009, our users connected an average of more than 95,000 new devices per day to our services. This strategy improves the effectiveness of our online advertising by increasing our response rates when people seeking remote-connectivity solutions conduct online searches. In addition, our large and growing community of users drives awareness of our services and increases referrals of potential customers and users.

•	Expand internationally. We believe there is a significant opportunity to increase our sales internationally. We offer solutions in 12 different languages. Our solutions are used in more than 200 countries, and approximately 25% of our sales orders during the three months ended March 31,

2009 and more than 65% of our user base as of March 31, 2009 come from outside North America. We intend to expand our international sales and marketing staff and increase our international marketing expenditures to take advantage of this opportunity. As part of this international expansion, in January 2009, we opened our Asia-Pacific sales and marketing headquarters in Sydney, Australia.

•	Continue to expand our service portfolio. We intend to continue to invest in the development of new on-demand, remote-connectivity solutions for businesses, IT service providers and consumers. In 2007, we released two new services and four new major versions of existing services. In 2008, we released fifteen new version updates to our services and in the three months ended March 31, 2009 we released an additional three new version updates to our services. We also intend to extend our services to work with other types of Internet-connected devices. For example, we recently introduced LogMeIn Ignition for Apple® iPhonetm and iPod® touch, an extension of our Ignition service that allows users to remotely access their computers from an iPhone or iPod touch.

•	Pursue strategic acquisitions. We plan to pursue acquisitions that complement our existing business, represent a strong strategic fit and are consistent with our overall growth strategy. We may also target future acquisitions to expand or add functionality and capabilities to our existing portfolio of services, as well as add new solutions to our portfolio.

Services and Technology

Our services are accessed on the Web and delivered on-demand via our service delivery platform, Gravity. Our services generally fall into one of two categories:

•	Remote user access services. These services allow users to access computers and other Internet-enabled devices in order to continue working while away from the office or to access personal systems while away from home. These services include free remote access offerings and premium versions that include additional features.

•	Remote support and management services. These services are used by internal IT departments and by external service and support organizations to deliver support and management of IT resources remotely.

Remote User Access Services

LogMeIn Free is our free remote access service. It provides secure access to a remote computer or other Internet-enabled device. Once installed on a device, a user can quickly and easily access that device’s desktop, files, applications and network resources.

LogMeIn Pro is our premium remote access service. It can be rapidly installed without IT expertise. Users typically engage in a trial prior to purchase.

LogMeIn Pro offers several premium features not available through LogMeIn Free, including:

•	File transfer. Files and folders can be moved easily between computers using drag-and-drop or dual-pane file transfer capabilities.

•	Remote sound. A user can hear on his local computer e-mail notifications, music and podcasts originating from a remote PC.

•	File share. Large files can be distributed by sending a link that permits remote third parties to download a file directly from a LogMeIn subscriber’s computer.

•	Remote printing. Files from a remote PC are automatically printed to a local printer without downloading drivers or manually configuring printer settings.

•	Mini-meeting. A remote third-party user can be invited to view or control a LogMeIn user’s computer for online meetings and collaboration.

•	File sync. Files and folders can be synchronized between remote and local computers.

•	Drive mapping. Drives on a remote PC can be accessed as if they are local.

LogMeIn Hamachi is a hosted virtual private network, or VPN, service that sets up a computer network among remote computers. It typically works with existing network and firewall configurations and requires no additional configuration to set up and run. Using LogMeIn Hamachi, users can communicate over the Internet as if their computers are on the same local area network, allowing for remote access, remote control and file management. LogMeIn Hamachi is offered both as a free service and as a paid service with additional features for premium users.

LogMeIn Ignition is a premium service that delivers one click access to remote computers that subscribe to any of LogMeIn Free, LogMeIn Pro and LogMeIn IT Reach. Users can install LogMeIn Ignition on a computer or run the application from a universal storage device in order to directly access their subscribed computer, eliminating the need for installation of additional software. LogMein Ignition also delivers access through an Apple® iPhonetm and iPod® touch.

Remote Support and Management Services

LogMeIn Rescue is a Web-based remote support service used by helpdesk professionals to support remote computers and applications and assist computer users via the Internet. LogMeIn Rescue enables the delivery of interactive support to a remote computer without having pre-installed software. The end user grants permission to the help desk technician before the technician can access, view or control the end user’s computer. Using LogMeIn Rescue, support professionals can communicate with end users through an Internet chat window while diagnosing and repairing computer problems. If given additional permission by the computer user, the support professional can take over keyboard and mouse control of the end user’s computer to take necessary support actions and to train the end user on the use of software and operating system applications. Upon completion of the session, all LogMeIn software is removed from the remote computer. LogMeIn Rescue is used by companies of varying sizes, from one-person support organizations to Fortune 100 companies servicing employees and customers.

LogMeIn Rescue includes the following features:

•	Rapid incident resolution. Helpdesk professionals can gain access to the target PC quickly, often in under 60 seconds, and can take advantage of our remote control capabilities to perform support functions available through a technician console, including: reading critical system information, deploying scripts, copying files through drag and drop and rebooting the machine.

•	Seamless end-user experience. LogMeIn Rescue facilitates an end user’s receipt of customer support. End users remain in control of the support session and can initiate a session in a variety of ways, such as by clicking a link on a website or in an email or by entering a pin code provided by the support provider. The end user then sees a chat window, branded with the support provider’s logo, and responds to a series of access and control requests while chatting with the support provider.

•	Support session and queue management. The helpdesk professional can use the LogMeIn Technician Console to manage a queue of support incident requests and up to ten simultaneous live remote sessions. The support queue can be shared and current live sessions can be transferred to other co-workers as needed.

•	Administration Center. The Administration Center is used to create and assign permissions for groups of support technicians. It is also used to create support channels — the web-based links and/or icons that automatically connect customers to technicians — and assign them to specific groups. Support managers use the Administration Center to generate reports about individual sessions, post-session survey data and technician activity.

•	Integrated security. LogMeIn Rescue includes security features designed to safeguard the security and privacy of both the support provider and the end user. All data transmission is encrypted using industry-standard encryption often used by financial institutions. Sessions can be recorded by the support provider and will create a record of each level of access permission granted by the end user. Any files transferred between computers are uniquely identified to demonstrate that no changes were made to original files.

LogMeIn Rescue+Mobile is an extension of LogMeIn Rescue’s web based remote support service that allows call center technicians and IT professionals to remotely access and support smartphones. Smartphone users requesting help will receive a text message from a technician to download a small software application onto the smartphone. Once installed, the user enters a code connecting the device to the technician. After the user grants the technician permission, the technician can remotely access and control the phone from their Rescue+Mobile Technician Console to remotely control and update the phone’s configuration settings, access system information, file transfer and reboot the smartphone.

LogMeIn IT Reach (and its planned successor, LogMeIn Central) is a remote management service used by IT professionals to deliver ongoing management and monitoring of remote PCs and servers. LogMeIn IT Reach is purchased by SMBs directly and by IT service providers that provide outsourced IT services.

LogMeIn IT Reach includes the following features:

•	Remote deployment. IT professionals can deploy LogMeIn IT Reach to remote computers by sending an installation link by email. The installation link includes all of the monitoring and management policies set by the IT professional for the target computer. Using this approach, an IT professional can quickly and simultaneously deploy LogMeIn IT Reach to many computers without separate machine installations and without requiring physical access to target computers.

•	Remote system management. LogMeIn IT Reach provides web-based management tools that allow IT professionals to manage computers in any Internet-enabled location. Management capabilities include inventory tracking, reporting and policy management.

•	Downtime prevention. LogMeIn IT Reach provides performance monitoring capabilities and automatic alerts to notify an administrator of potential problems before they impact end users. Administrators can remotely track critical system information such as CPU utilization, free disk space and application availability and respond to alerts if thresholds are exceeded or notable events occur.

•	Remote system diagnostics. Administrators utilize LogMeIn IT Reach’s diagnostic capabilities to determine and resolve the underlying cause of a problem. LogMeIn IT Reach provides the administrator with a summary view of remote systems that supports rapid problem solving, and it allows the administrator to immediately control the computer, transfer files or run scripts to resolve a problem.

•	Integrated security. LogMeIn IT Reach employs industry-standard encryption and authentication methods designed to prevent unauthorized access to remote computers. These methods include the use of multi-level authentication requirements and intrusion prevention capabilities. In addition, LogMeIn IT Reach includes detailed session logging, including the live recording of remote access sessions as a way to demonstrate and monitor proper access of remote systems and proper delivery of user support.

We also offer a version of LogMeIn IT Reach called RemotelyAnywhere. RemotelyAnywhere is used to manage personal computers and servers from within the IT system of an enterprise. Unlike our LogMeIn services, RemotelyAnywhere is licensed to our customers on a perpetual basis, and we offer maintenance covering upgrades and service supporting this application.

LogMeIn Backup is a service that subscribers install on two or more computers to create a backup network and is generally sold as a complement to the LogMeIn IT Reach service. LogMeIn Backup is easy to install and provides IT service providers a simple backup alternative to offer their customers using storage capacity that they control. Users can transfer specified files and folders from one computer to another either manually or automatically in accordance with a pre-determined schedule. Files can be stored on, and restored to, any PC that the subscriber chooses, using industry-standard encryption protocols for the transmission and storage of the data.

LogMeIn Gravity Service Delivery Platform

The Gravity proprietary platform consists of software applications, customized databases and web servers. Gravity establishes secure connections over the Internet between remote computers and other Internet-enabled devices and manages the direct transmission of data between remotely connected devices. This patent-pending platform reduces our bandwidth and other infrastructure requirements, which we believe makes our services faster and less expensive to deliver as compared to competing services. Gravity consists of proprietary software applications that run on standard hardware servers and operating systems and is designed to be scalable and serve our large-scale user community at low cost.

The infrastructure-related costs of delivering our services include bandwidth, power, server depreciation and co-location fees. Gravity transmits data using a combination of methods working together to relay data via our data centers and to transmit data over the Internet directly between end-point devices. During the three months ended March 31, 2009, more than 90% of the data transmitted by our services was transmitted directly between end-point devices, reducing our bandwidth and bandwidth-related costs.

Gravity is physically hosted in three separate data centers. We lease space in co-location hosting facilities operated by third parties. Two of our Gravity data centers are located in the United States, and the third is located in Europe. During the three months ended March 31, 2009, we averaged ten million computers connecting to our Gravity service each day. Our goal is to maintain sufficient excess capacity such that any one of the data centers could fail, and the remaining data centers could handle the load without extensive disruption to our service. During the twelve months ended March 31, 2009, our Gravity service was available 99.95% of the time.

Gravity also implements multiple layers of security. Our service utilizes industry-standard security protocols for encryption and authentication. Access to a device through our service requires system passwords such as the username and password for Windows. We also add additional layers of security such as single-use passwords, IP address filtering and IP address lockout. For security purposes, Gravity does not save end-user passwords for devices.

Sales and Marketing

Our sales and marketing efforts are designed to attract prospects to our website, enroll them in free trials of our services and convert them to and retain them as paying customers. We also expend sales and marketing resources to attract users of our free services. We acquire new customers through a combination of paid and unpaid sources. We also invest in public relations to broaden the general awareness of our services and to highlight the quality and reliability of our services for specific audiences. We are constantly seeking and employing new methods to reach more users and to convert them to paying customers.

Paid Sources of Demand Generation

Online Advertising.  We advertise online through pay-per-click spending with search engines, banner advertising with online advertising networks and other websites and email newsletters likely to be frequented by our target consumers, SMBs and IT professionals. We estimate that approximately 25% of new customers added in the year ended 2008 and the three months ended March 31, 2009 found LogMeIn by searching the Internet for remote access solutions.

Tradeshows.  We showcase our suite of services at technology and industry-specific tradeshows. Our participation in these shows ranges from elaborate presentations in front of large groups to one-on-one discussions and demonstrations at manned booths. In 2008, we attended eighteen trade shows and in the three months ended March 31, 2009 we attended three trade shows in the United States and Europe.

Offline Advertising.  Our offline print advertising is comprised of publications, such as WinITPro, CRN, and VAR Business, which are targeted at IT professionals. We sponsor advertorials in regional newspapers, which target IT consumers. Additionally, we have advertised using nationwide radio campaigns and outdoor advertising, such as taxi tops and taxi receipts, in regional markets.

Unpaid Sources of Demand Generation

Word-of-Mouth Referrals.  We believe that we have developed a loyal customer and user base, and new customers frequently claim to have heard about us from a current LogMeIn user. Many of our users arrive at our website via word-of-mouth referrals from existing users of our services. During the year ended 2008 and the three months ended March 31, 2009, we estimate that approximately 50% of our new paying customers first learned about us from a friend, colleague or IT professional.

Direct Advertising Into Our User Community.  We have a large existing community of free users and paying customers. Users of most of our services, including our most popular service, LogMeIn Free, come to our website each time they initiate a new remote access session. We use this opportunity to promote additional premium services to them. For the month of April 2009, we had 61 million remote access sessions.

Other Marketing Initiatives

Web-Based Seminars.  We offer free online seminars to current and prospective customers designed to educate them about the benefits of remote access, support and administration, particularly with LogMeIn, and guide them in the use of our services. We often highlight customer success stories and focus the seminar on business problems and key market and IT trends.

Public Relations.  We engage in targeted public relations programs, including press releases announcing important company events and product releases, interviews with reporters and analysts, both general and industry specific, attending panel and group discussions and making speeches at industry events. We also register our services in awards competitions and encourage bloggers to comment on our products.

Sales Efforts and Other Initiatives

New Account Sales.  Our sales are typically preceded by a trial of one of our services, and 98% of our purchase transactions are settled via credit card. Our sales operations team determines whether or not a trial should be managed by a telephone-based sales representative or handled via our e-commerce sales process. As of March 31, 2009, we employed 49 telephone-based sales representatives to manage newly generated trials. In addition, a small sales and business development team concentrates on sales to larger organizations and the formulation of strategic technology partnerships that are intended to generate additional sales.

Renewal Sales.  All of our services are sold on a subscription basis. Approximately 94% of our subscriptions have a term of one year. In the three months ended March 31, 2009, our dollar-weighted average renewal rate for our subscriptions was approximately 80%. During the three months ended March 31, 2009, approximately 30% of our renewal sales orders required direct sales assistance.

International Sales.  We currently have sales teams located in Europe and Australia focusing on international sales. In the three months ended March 31, 2009, we generated 25% of our sales orders outside of North America.

In the three months ended March 31, 2009 and 2008, we spent $8.4 million and $7.6 million, respectively, on sales and marketing.

Intel Relationship

In December 2007, we entered into a service and marketing agreement with Intel Corporation to jointly develop a service that delivers connectivity to computers built with Intel components. Under the terms of this four-year agreement, we are adapting our service delivery platform, Gravity, to work with specific technology delivered with Intel hardware and software products. This agreement provides that Intel will market and sell the service to its customers. Intel pays us a minimum license and service fee on a quarterly basis during the term of the agreement. We began recognizing revenue associated with the Intel service and marketing agreement in the quarter ended September 30, 2008. In addition, we and Intel share revenue generated by the use of the services by third parties to the extent it exceeds the minimum payments. In conjunction with this agreement, Intel Capital purchased 2,222,223 shares of our series B-1 redeemable convertible preferred stock for $10.0 million in December 2007.

In June 2009, we entered into a license, royalty and referral agreement with Intel Americas, Inc., pursuant to which we will pay Intel specified royalties with respect to subscriptions to our products that incorporate the Intel technology covered by the service and marketing agreement with Intel Corporation. In addition, in the event Intel refers customers to us under this agreement, we will pay Intel specified fees.

Research and Development

We have made and intend to continue making significant investments in research and development in order to continue to improve the efficiency of our service delivery platform, improve existing services and bring new services to market. Our primary engineering organization is based in Budapest, Hungary, where the first version of our service was developed. Our founding engineering team has worked together for over 10 years, designing and running highly large-scale Internet services. Approximately 43% of our employees, as of December 31, 2008, work in engineering and development. Our research and development expenses of $3.0 million and $2.6 million in the three months ended March 31, 2009 and 2008 represented 23% and 21% of total operating expenses for the three months ended March 31, 2009 and 2008 respectively. During 2008, our research and development expenses of $12.0 million represented 23% of total operating expenses for the year ended December 31, 2008.

Competition

The market for remote-access based products and services is evolving, and we expect to face additional competition in the future. We believe that the key competitive factors in the market include:

•	service reliability;

•	ease of initial setup and use;

•	fitness for use and the design of features that best meet the needs of the target customer;

•	the ability to support multiple device types and operating systems;

•	cost of customer acquisition;

•	product and brand awareness;

•	the ability to reach large fragmented groups of users;

•	cost of service delivery; and

•	pricing flexibility.

We believe that our large-scale user base, efficient customer acquisition model and low service delivery costs enable us to compete effectively.

Citrix’s Online division and Cisco’s WebEx division are our two most significant competitors. Both companies offer a service that provides hosted remote access and remote access-based services. Both of these competitors focus a greater percentage of their product offerings on collaboration than we do, while we continue to focus our development and marketing efforts on serving the needs of IT staff and IT service providers.

Both of these competitors attract new customers through traditional marketing and sales efforts, while we have focused first on building a large-scale community of users. Our approach is differentiated from both Citrix and WebEx because we believe we reach significantly more users which allows us to attract paying customers efficiently.

In addition, certain of our solutions, including our free remote access service, also compete with current or potential services offered by Microsoft and Apple. Certain of our competitors may also offer, currently or in the future, lower priced, or free, products or services that compete with our solutions.

We believe our large user base also gives us an advantage over smaller competitors and potential new entrants into the market by making it more expensive for them to gain general market awareness. We currently compete against several smaller competitors, including NTRglobal (headquartered in Spain), NetViewer (headquartered in Germany) and Bomgar. In addition, potential customers may look to software-based and free solutions, including Symantec’s PCAnywhere and Microsoft’s Remote Desktop and others, which comes bundled into most current versions of the Microsoft operating system.

Many of our actual and potential competitors enjoy greater name recognition, longer operating histories, more varied products and services and larger marketing budgets, as well as substantially greater financial, technical and other resources than we do. In addition, we may also face future competition from new market entrants. We believe that our large user base, efficient customer acquisition model and low service delivery position us well to compete effectively in the future.

Intellectual Property

Our intellectual property rights are important to our business. We rely on a combination of copyright, trade secret, trademark and other rights in the United States and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our proprietary technology, processes and other intellectual property. We also have four patents pending and are in the process of filing additional patent applications that cover many features of our services.

We enter into confidentiality and other written agreements with our employees, customers, consultants and partners, and through these and other written agreements, we attempt to control access to and distribution of our software, documentation and other proprietary technology and other information. Despite our efforts to protect our proprietary rights, third parties may, in an unauthorized manner, attempt to use, copy or otherwise obtain and market or distribute our intellectual property rights or technology or otherwise develop products or services with the same functionality as our services. In addition, U.S. patent filings are intended to provide the holder with a right to exclude others from making, using, selling or importing in the United States the inventions covered by the claims of granted patents. If granted, our patents may be contested, circumvented or invalidated. Moreover, the rights that may be granted in those pending patents may not provide us with proprietary protection or competitive advantages, and we may not be able to prevent third parties from infringing these patents. Therefore, the exact effect of our pending patents, if issued, and the other steps we have taken to protect our intellectual property cannot be predicted with certainty.

Although the protection afforded by copyright, trade secret and trademark law, written agreements and common law may provide some advantages, we believe that the following factors help us maintain a competitive advantage:

•	the technological skills of our research and development personnel;

•	frequent enhancements to our services; and

•	continued expansion of our proprietary technology.

“LogMeIn” is a registered trademark in the United States and in the European Union. We also hold a number of other trademarks and service marks identifying certain of our services or features of our services. We also have a number of trademark applications pending.

Employees

As of March 31, 2009, we had 303 full-time employees. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Properties

Our principal facilities consist of approximately 31,200 square feet of office space located at 500 Unicorn Park Drive, Woburn, Massachusetts, and approximately 25,000 square feet of space at our development facility located in Budapest, Hungary. Additionally, we also have leased office space in Szeged, Hungary, Amsterdam, The Netherlands and Sydney, Australia. We believe our facilities in Woburn, Budapest, Szeged, Amsterdam and Sydney are sufficient to support our needs through 2009.

We also lease space in three data centers operated by third parties, of which two are located in the United States and the third is located in Europe.

Legal Proceedings

On June 3, 2009, we learned that PB&J Software, LLC, or PB&J, had filed a complaint on June 2, 2009 that named us and four other companies as defendants in a lawsuit in the U.S. District Court for the District of Minnesota (Civil Action No. 09-cv-206-JMR/SRN). The complaint has not been served on us, nor have we received any communication from PB&J. The complaint alleges that we have infringed U.S. Patent No. 7,310,736, which allegedly is owned by PB&J and has claims directed to a particular application or system for transferring or storing back-up copies of files from one computer to a second computer. The complaint seeks damages in an unspecified amount and injunctive relief. We are investigating these allegations and believe that we have meritorious defenses to the claim. If we are served with the complaint, we intend to defend the lawsuit vigorously.

We are subject to various legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. While the outcome of these other claims cannot be predicted with certainty, management does not believe that the outcome of any of these other legal matters will have a material adverse effect on our consolidated financial statements.

MANAGEMENT

Our executive officers and directors and their respective ages and positions as of May 31, 2009 are as follows:

Name	Age	Position

Michael K. Simon	44	Chairman of the Board of Directors, President and Chief Executive Officer
Marton B. Anka	36	Chief Technology Officer
Michael J. Donahue	35	Vice President and General Counsel
Kevin K. Harrison	51	Senior Vice President, Sales
James F. Kelliher	49	Chief Financial Officer and Treasurer
Carol J. Meyers	48	Senior Vice President, Chief Marketing Officer
David E. Barrett(1)(2)	53	Director
Steven J. Benson(1)(2)	50	Director
Kenneth D. Cron(3)	52	Director
Edwin J. Gillis(1)(3)	60	Director
Irfan Salim(2)(3)	56	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

Michael K. Simon founded LogMeIn and has served as our President and Chief Executive Officer and as Chairman of our board of directors since our inception in February 2003. Prior to founding LogMeIn, Mr. Simon served as Chairman of the board of directors of Red Dot, Ltd., a digital content provider, and Fathom Technology ApS, a software outsourcing company sold to EPAM Systems, Inc. in March 2004. In 1995, Mr. Simon founded Uproar Inc., a publicly-traded provider of online game shows and interactive games acquired by Vivendi Universal Games, Inc. in March 2001. Mr. Simon holds a B.S. in Electrical Engineering from the University of Notre Dame and an M.B.A. from Washington University St. Louis.

Marton B. Anka founded LogMeIn and has served as our Chief Technology Officer since February 2003. From September 1998 to February 2003, Mr. Anka was the founder and Managing Director of 3am Labs BT, the developer of RemotelyAnywhere. Mr. Anka graduated in Informatics from the Szamalk Institute in Hungary.

Michael J. Donahue has served as our Vice President and General Counsel since June 2007. From August 2005 to June 2007, Mr. Donahue was Vice President and General Counsel of C.P. Baker & Company, Ltd., a Boston-based private equity firm. From September 1999 to August 2005, Mr. Donahue was a corporate lawyer at Wilmer Cutler Pickering Hale and Dorr LLP. Mr. Donahue holds a B.A. in Philosophy from Boston College and a J.D. from the Northeastern University School of Law.

Kevin K. Harrison served as our Vice President, Sales from November 2004 to February 2008, and he has served as our Senior Vice President, Sales, since February 2008. From February 2001 to October 2004, Mr. Harrison served as Vice President, Sales at Ximian, a Linux application company, where he was responsible for worldwide sales strategy. Mr. Harrison holds a B.S. in Accounting from Boston College.

James F. Kelliher has served as our Chief Financial Officer since June 2006. From December 2002 to March 2006, Mr. Kelliher served as Chief Financial Officer of IMlogic, Inc., a venture-backed enterprise instant messaging company, where he was responsible for finance, legal and human resource activities. From 1991 to September 2002, Mr. Kelliher served in a number of capacities, including Senior Vice President, Finance, at Parametric Technology Corporation, a software development company. Mr. Kelliher holds a B.S. in Accountancy from Bentley College.

Carol J. Meyers has served as our Senior Vice President, Chief Marketing Officer since January 2008. From February 2006 through December 2007, Ms. Meyers served as Senior Vice President and Chief Marketing Officer for Unica Corporation, a publicly-traded provider of enterprise marketing management software. Ms. Meyer’s served as Unica’s Vice President of Marketing from October 1999 to February 2006. Ms. Meyer’s holds a B.S. in Finance from Fairfield University.

David E. Barrett has served as a Director since December 2005. Since April 2000, Mr. Barrett has served as a General Partner of Polaris Venture Partners, a venture capital and private equity firm. Mr. Barrett holds a B.S. in Management from the University of Rhode Island.

Steven J. Benson has served as a Director since October 2004. Since March 2004, Mr. Benson has served as a General Partner of Prism VentureWorks, a venture capital firm. From September 2001 to March 2004, Mr. Benson served as a Principal of Lazard Technology Partners, a venture capital firm. Mr. Benson holds a B.S in Business Communication from Bentley College.

Kenneth D. Cron has served as a Director since April 2007. From June 2004 to December 2007, Mr. Cron served as a member of the board of directors of Midway Games Inc., a publicly-traded developer and publisher of interactive entertainment software for the global video game market. Since October 2007, Mr. Cron has served as the president of Structured Portfolio Management, LLC, an investment advising firm. From April 2004 to February 2005, Mr. Cron served as interim Chief Executive Officer of Computer Associates International Inc., a publicly-traded management software company, and was also a director of Computer Associates. From June 2001 to January 2004, Mr. Cron was Chairman and Chief Executive Officer Vivendi Universal Games, Inc., a publisher of online, PC and console-based interactive entertainment. Mr. Cron holds a B.A. in Psychology from the University of Colorado.

Edwin J. Gillis has served as a Director since November 2007. From November 2007 to July 2008, Mr. Gillis served as Interim Chief Financial Officer of Avaya, Inc., a communications company. Mr. Gillis has worked as a business consultant and private investor since January 2006. From July 2005 to December 2005, Mr. Gillis served as the Senior Vice President of Administration and Integration of Symantec Corporation, a publicly-traded internet security company. From November 2002 to July 2005, Mr. Gillis was Executive Vice President and Chief Financial Officer of Veritas Software Corporation, an internet security company. Mr. Gillis was a partner at Coopers & Lybrand L.L.P. Mr. Gillis also serves as a director of Teradyne, Inc., a global supplier of automatic test equipment, and several private companies. Mr. Gillis holds a B.A. from Clark University, an M.A. in International Relations from the University of Southern California and an M.B.A. from Harvard Business School.

Irfan Salim has served as a Director since July 2006.  Since October 2006, Mr. Salim has served as President, Chief Executive Officer and a director of Mark Monitor, Inc., an online corporate identity protection company. From August 2005 to June 2006, Mr. Salim served as President and Chief Executive Officer of Tenebril Inc., an internet security and privacy company. From March 2001 to July 2005, Mr. Salim served as President and Chief Operating Officer of Zone Labs, Inc., an Internet security company. Mr. Salim holds a B.sc. in Aeronautical Engineering from Imperial College, England, and an M.B.A. from Manchester Business School, England.

Board Composition and Election of Directors

The size of our board of directors is set at seven directors, and our board is currently comprised of six directors and one vacancy. All of our current directors were elected or appointed as directors in accordance with the terms of an amended and restated voting agreement among LogMeIn and certain of our stockholders. The amended and restated voting agreement will terminate upon the closing of this offering, and there will be no further contractual obligations regarding the election of our directors. There are no family relationships among any of our directors or executive officers.

In accordance with the terms of our certificate of incorporation and bylaws that will become effective upon the closing of this offering, our board of directors will be divided into three classes. Each class shall consist, as nearly as possible, of one-third of the total number of directors constituting our entire board of directors. The members of each class will serve for staggered three year terms. As a result, only one class of our board of directors will be elected each year from and after the closing of this offering. Upon the closing of this offering, the members of the classes will be divided as follows:

•	the class I directors will be Messrs. Barrett and Salim, and their term will expire at the annual meeting of stockholders to be held in 2010;

•	the class II directors will be Messrs. Benson and Cron, and their term will expire at the annual meeting of stockholders to be held in 2011; and

•	the class III directors will be Messrs. Gillis and Simon, and their term will expire at the annual meeting of stockholders to be held in 2012.

Our certificate of incorporation and our bylaws, which will become effective upon the closing of this offering, provide that the authorized number of directors may be changed only by resolution of our board of directors. Our certificate of incorporation and bylaws provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

Director Independence

Under Rule 5605(b)(1) of the Nasdaq Marketplace Rules, independent directors must comprise a majority of a listed company’s board of directors within one year of listing. In addition, Nasdaq Marketplace Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Under Nasdaq Marketplace Rule 5605(a)(2), a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

In April 2008, our board of directors undertook a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that none of Messrs. Barrett, Benson, Cron, Gillis and Salim, representing five of our six directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under Nasdaq Marketplace Rule 5605(a)(2). Our board of directors also determined that Messrs. Barrett, Benson and Gillis, who comprise our audit committee, Messrs. Barrett, Benson and Salim, who comprise our compensation committee, and Messrs. Cron, Gillis and Salim, who comprise our nominating and governance committee, satisfy the independence standards for those committees established by applicable SEC rules and the Nasdaq Marketplace Rules. In making this determination, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee will operate under a charter that will be approved by our board of directors. The composition of each committee will be effective upon the closing of this offering.

Audit Committee

The members of our audit committee are Messrs. Barrett, Benson and Gillis. Mr. Gillis chairs the audit committee. Our board of directors has determined that each audit committee member satisfies the requirements for financial literacy under the current requirements of the Nasdaq Marketplace Rules. Mr. Gillis is an “audit committee financial expert,” as defined by SEC rules and satisfies the financial sophistication requirements of The NASDAQ Global Market. Our audit committee assists our board of directors in its oversight of our accounting and financial reporting process and the audits of our financial statements. The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from such firm;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	discussing our risk management policies;

•	establishing policies regarding hiring employees from the independent registered public accounting firm and procedures for the receipt and resolution of accounting related complaints and concerns;

•	meeting independently with our independent registered public accounting firm and management;

•	reviewing and approving or ratifying any related person transactions; and

•	preparing the audit committee report required by SEC rules.

All audit and non-audit services, other than de minimus non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

Compensation Committee

The members of our compensation committee are Messrs. Barrett, Benson and Salim. Mr. Benson chairs the compensation committee. The compensation committee’s responsibilities include:

•	annually reviewing and approving corporate goals and objectives relevant to chief executive officer compensation;

•	determining our chief executive officer’s compensation;

•	reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our other executive officers;

•	overseeing an evaluation of our senior executives;

•	overseeing and administering our cash and equity incentive plans;

•	reviewing and making recommendations to our board of directors with respect to director compensation;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure required by SEC rules; and

•	preparing the compensation committee report required by SEC rules.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are Messrs. Cron, Gillis and Salim. Mr. Salim chairs the nominating and corporate governance committee. The nominating and corporate governance committee’s responsibilities include:

•	identifying individuals qualified to become members of our board of directors;

•	recommending to our board of directors the persons to be nominated for election as directors and to each board committee;

•	reviewing and making recommendations to our board of directors with respect to management succession planning;

•	developing and recommending corporate governance principles to our board of directors; and

•	overseeing an annual evaluation of our board of directors.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee. None of the members of our compensation committee is an officer or employee of our company, nor have they ever been an officer or employee of our company.

Code of Business Conduct and Ethics

We will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.logmein.com. Any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Director Compensation

Since our formation, we have not paid cash compensation to any director for his service as a director. However, we have historically reimbursed our non-employee directors for reasonable travel and other expenses incurred in connection with attending board of director and committee meetings.

Our president and chief executive officer has not received any compensation in connection with his service as a director. The compensation that we pay to our president and chief executive officer is discussed in the “Executive Compensation” section of this prospectus.

The following table sets forth information regarding compensation earned by our non-employee directors during 2008. Mr. Barrett and Mr. Benson have not to date received any options to purchase shares of our common stock in connection with their service on our board of directors.

			Option Awards		Total
Name	Bonus Payments		($)(1)		($)

David E. Barrett	$—		$—		$—
Steven J. Benson	—		—		—
Kenneth D. Cron	228,375	(2)	331,441	(3)	559,816
Edwin J. Gillis	—		213,458	(4)	213,458
Irfan Salim	—		62,146	(5)	62,146

(1)	Represents the dollar amount of share-based compensation expense recognized for financial statement reporting purposes pursuant to SFAS 123R during 2008, except that such amounts do not reflect an estimate of forfeitures related to service-based vesting conditions. The assumptions used by us with respect to the valuation of option grants are set forth in Note 12 to our financial statements included elsewhere in this prospectus.

(2)	Represents a one-time bonus payment paid in connection with our amendment of stock options to increase the exercise price of such options. See “Certain Relationships and Related Transactions — Stock Issuances and Related Matters” for more information.

(3)	Represents an option to purchase 60,000 shares of our common stock with an exercise price of $1.25 per share. The exercise price per share of this option was modified to $5.60 per share in April 2008.

(4)	Represents an option to purchase 60,000 shares of our common stock with an exercise price of $9.65 per share.

(5)	Represents an option to purchase 60,000 shares of our common stock with an exercise price of $1.25 per share and an option to purchase 30,000 shares of our common stock with an exercise price of $11.40 per share.

In June 2009, our board of directors approved a compensation program, which will become effective upon the closing of this offering, pursuant to which we will pay each non-employee director an annual retainer of $20,000 for service as a director. Each non-employee director will receive an additional annual fee of $5,000 for service on the audit committee, $3,750 for service on the compensation committee and $2,500 for service on the nominating and corporate governance committee. The chairman of the audit committee will receive an additional annual retainer of $10,000, the chairman of the compensation committee will receive an additional annual retainer of $7,500, and the chairman of the nominating and corporate governance committee will receive an additional annual retainer of $5,000. We will reimburse each non-employee member of our board of directors for out-of-pocket expenses incurred in connection with attending our board and committee meetings.

In addition, pursuant to our 2009 stock incentive plan, each non-employee director will receive an option to purchase 60,000 shares of our common stock upon his or her initial appointment to our board of directors. Each non-employee director will also receive an option grant to purchase 30,000 shares of our common stock at every other annual meeting, provided that such non-employee director has served on our board of directors for at least 18 months and continues to serve as a director after such annual meeting. Each of these options will vest as to 12.5% of the shares underlying the option every three months after the date of grant, subject to the non-employee director’s continued service as a director. The exercise price of these options will equal the fair market value of our common stock on the date of grant. In the event of a change of control, the vesting schedule of these options will accelerate in full.

Executive Compensation

Compensation Discussion and Analysis

Overview

The compensation committee of our board of directors oversees our executive compensation program. In this role, the compensation committee reviews and approves annually all compensation decisions relating to our named executive officers. Our historical executive compensation programs were developed and implemented by our board of directors and compensation committee consistent with practices of other venture-backed, privately-held companies. Prior to this offering, our compensation programs, and the process by which they were developed, were less formal than that typically employed by a public company. During this time, our board of directors and compensation committee generally established and benchmarked our executive compensation on an informal basis by considering the employment and compensation history of each executive and comparing our executives’ compensation to our estimates, based on the experience of our board members in the industry and in establishing executive compensation, research of pay practices at other venture-backed companies informally conducted by board members, and external compensation databases such as Salary.com, of executive compensation paid by companies in our industry and region. The board of directors and the compensation committee intend to continue to formalize their approach to the development and implementation of our executive compensation programs.

Objectives and Philosophy of Our Executive Compensation Programs

Our compensation committee’s primary objectives with respect to executive compensation are to:

•	attract, retain and motivate talented executives;

•	promote the achievement of key financial and strategic performance measures by linking short- and long-term cash and equity incentives to the achievement of measurable corporate and, in some cases, individual performance goals; and

•	align the incentives of our executives with the creation of value for our stockholders.

To achieve these objectives, the compensation committee evaluates our executive compensation program with the goal of setting compensation at levels the committee believes are competitive in our industry and region. In addition, our executive compensation program ties a substantial portion of each executive’s overall compensation to key strategic, financial and operational goals such as our financial and operational performance, the growth of our customer base, new development initiatives and the establishment and maintenance of key strategic relationships. We also provide a portion of our executive compensation in the form of stock options that vest over time, which we believe helps to retain our executives and aligns their interests with those of our stockholders by allowing them to participate in the longer term success of our company as reflected in stock price appreciation.

We compete with many other companies for executive personnel. Accordingly, the compensation committee generally targets overall compensation for executives to be competitive in our industry and region. Variations to this targeted compensation may occur depending on the experience level of the individual and market factors, such as the demand for executives with similar skills and experience.

Components of Our Executive Compensation Program

The primary elements of our executive compensation program are:

•	base salary;

•	cash incentive bonuses;

•	equity incentive awards;

•	change of control benefits; and

•	insurance, retirement and other employee benefits and compensation.

We have not had any formal or informal policy or target for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation or among the different forms of non-cash compensation. Instead, our compensation committee has established these allocations for each executive officer on an annual basis. Our compensation committee establishes cash compensation targets based primarily upon a review and consideration of the employment and compensation history of each executive, informal benchmarking data, such as external compensation databases such as Salary.com, the experience of our board members, research of pay practices of other venture-backed companies informally conducted by board members, and the compensation of executives employed in our industry and region, as well as the performance of our company as a whole and of the individual executive and executive team as a whole. Our compensation committee establishes non-cash compensation based upon this informal benchmarking data, the performance of our company as a whole and of the individual executive and executive team as a whole, the executives’ equity ownership percentage and the amount of their equity ownership that is vested equity. In the future, we expect that our compensation committee will continue to use informal benchmarking data for cash compensation, as well as provide the executives with annual or semi-annual equity grants. We believe that the long-term performance of our business is improved through the grant of stock-based awards so that the interests of our executives are aligned with the creation of value for our stockholders.

Base Salaries.  Base salaries are used to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our executive officers. Base salaries for our executives are typically established in an offer letter to the executive at the outset of employment, which is the case with Messrs. Simon, Anka, Kelliher, and Harrison and Ms. Meyers. None of our executives is currently party to an employment agreement that provides for automatic or scheduled increases in base salary. However, from time to time in the discretion of our compensation committee, and consistent with our incentive compensation program objectives, base salaries for our executives, together with other components of compensation, are evaluated for adjustment.

Base salaries are reviewed at least annually by our compensation committee, and are adjusted from time to time to realign salaries with market trends and levels after taking into account our company’s overall performance and the individual’s responsibilities, past performance, future expectations and experience.

In establishing base salaries for our named executive officers for 2007, our compensation committee reviewed a number of factors, including our company’s overall performance against its stated goals, including growth in sales and revenue, and each named executive’s position and functional role, seniority, the relative ease or difficulty of replacing the individual with a well-qualified person and the number of well-qualified candidates to assume the individual’s role, job performance and overall level of responsibility and the informal benchmarking data and information discussed above. Our compensation committee determined that Mr. Simon had performed well as he continued to oversee the expansion of our market leadership position. Our compensation committee determined to increase Mr. Simon’s annual base salary to $165,000, an increase of 10% over 2006. Our compensation committee determined that Mr. Anka performed well as he continued to lead the technical team in the creation of new services while adding significant functionality to our current services. Our compensation committee determined to increase Mr. Anka’s annual base salary to $165,000, an increase of 10% over 2006. Our compensation committee determined that Mr. Kelliher had performed well, building his organization and helping to prepare us, from a systems and processes perspective, for growth and a possible future initial public offering. Our compensation committee increased Mr. Kelliher’s annual base salary to $165,000, an increase of 4% over 2006. Our compensation committee determined that Mr. Harrison had performed well, building his organization and increasing sales to meet or exceed internal benchmarks. Our compensation committee increased Mr. Harrison’s annual base salary to $130,000, an increase of 19% over 2006.

In establishing base salaries for our named executive officers for 2008, our compensation committee reviewed a number of factors, including our company’s overall performance against its stated goals, including growth in sales and revenue, and each named executive’s position and functional role, seniority, the relative ease or difficulty of replacing the individual with a well-qualified person and the number of well-qualified candidates to assume the individual’s role, job performance, our position in the SEC registration process, the likelihood of a public offering and overall level of responsibility and the informal benchmarking data and information discussed above. In addition, the committee reviewed salary survey data of comparable companies in our geographic area prepared by both Ernst & Young and Salary.com. Our compensation committee determined that Mr. Simon had performed well as he continued to oversee the expansion of our market leadership position and effectively prepared us for an initial public offering, and that Mr. Simon’s salary was below the median for chief executive officers of comparable companies. Our compensation committee determined to increase Mr. Simon’s annual base salary to $265,000, an increase of 61% over 2007. Our compensation committee determined that Mr. Anka performed well as he continued to grow and lead the technical team in the creation of new services while adding significant functionality to our current services and that Mr. Anka’s salary was below the median for chief technology officers of comparable companies. Our compensation committee determined to increase Mr. Anka’s annual base salary to $200,000, an increase of approximately 21% over 2007. Our compensation committee determined that Mr. Kelliher had performed well, continuing to build his organization and helping to prepare us for growth and an initial public offering and that Mr. Kelliher’s salary was below the median for chief financial officers of comparable companies. Our compensation committee increased Mr. Kelliher’s annual base salary to $225,000, an increase of approximately 36% over 2007. Our compensation committee determined that Mr. Harrison had performed well, continuing to build his organization and increasing sales to meet or exceed internal benchmarks. Our compensation committee increased Mr. Harrison’s annual base salary to $175,000, an increase of 35% over 2007.

In establishing base salaries for our named executive officers for 2009, our compensation committee reviewed a number of factors, including our company’s overall performance against its stated goals, including growth in sales and revenue, and each named executive’s position and functional role, seniority, the relative ease or difficulty of replacing the individual with a well-qualified person and the number of well-qualified candidates to assume the individual’s role, job performance, our position in the SEC registration process, the likelihood of a public offering and overall level of responsibility and the informal benchmarking data and information discussed above. Our compensation committee determined that Mr. Simon had continued to perform well as he continued to oversee the expansion of our market leadership position, the introduction of new services and our positioning for an initial public offering. Our compensation committee determined to increase Mr. Simon’s annual base salary to $270,000, an increase of approximately 2% over 2008. Our compensation committee determined that Mr. Anka continued to perform well as he continued to grow and lead the technical team in the creation of new services while adding significant functionality to our current services. Our compensation committee determined to increase Mr. Anka’s annual base salary to $215,000, an increase of approximately 8% over 2008. Our compensation committee determined that Mr. Kelliher continued to perform well, building his organization and helping to position us for continued growth and an initial public offering. Our compensation committee increased Mr. Kelliher’s annual base salary to $230,000, an increase of approximately 2% over 2008. Our compensation committee determined that Ms. Meyers continued to perform well, building her organization, expanding our market position and introducing new marketing strategies. Our compensation committee increased Ms. Meyers’ annual base salary to $245,000, an increase of approximately 2% over 2008. Our compensation committee determined that Mr. Harrison continued to perform well, building his organization and increasing sales to meet or exceed internal benchmarks. Our compensation committee increased Mr. Harrison’s annual base salary to $180,000, an increase of approximately 3% over 2008.

Cash Incentive Bonuses.  We have instituted an annual discretionary cash incentive bonus plan for our executives. The annual cash incentive bonuses are intended to compensate for the achievement of company strategic, operational and financial goals and/or individual performance objectives. Amounts payable under the annual cash incentive bonus plan are discretionary and typically calculated as a percentage of the applicable executive’s base salary, with higher ranked executives typically being compensated at a higher percentage of base salary. Individual objectives are tied to the particular area of expertise of the employee and their performance in attaining those objectives relative to external forces, internal resources utilized and overall individual effort. The compensation committee works with our chief executive officer to develop and approve the performance goals for each executive and the company as a whole. Our board and compensation committee have historically worked, and intend to continue to work, with our chief executive officer and our other executive officers to develop aggressive goals that we believe can be achieved by us and our executive officers with hard work. The goals established by the compensation committee and our board are based on our historical operating results and growth rates, as well as our expected future results, and are designed to require significant effort and operational success on the part of our executives and the company.

In December 2006, our compensation committee established the 2007 target bonus awards for Messrs. Simon, Anka and Kelliher. These target bonus awards were in two levels. The level one target bonus awards, as a percentage of 2007 base salary, were 12%, 12%, and 10%, respectively. The level two target bonus awards, as a percentage of 2007 base salary, were 24%, 24%, and 15%, respectively, and were in addition to any amounts received as a level one bonus. The level one and level two bonus awards were based on our achieving a board specified level of sales for fiscal year 2007. As described above, the compensation committee determined the target total cash compensation of each officer based on our strategic, operational and financial goals and objectives.

In 2007, Messrs. Simon, Anka, and Kelliher earned bonuses in the amounts of $60,000, $60,000, and $41,250, respectively. These amounts were paid in January 2008.

The compensation committee determined it was more appropriate to tie the bonuses of Mr. Harrison, our Senior Vice President, Sales, to his specific revenue-generating efforts rather than to the company-wide financial objectives often used to determine bonuses for our other executives. Accordingly, Mr. Harrison was paid a quarterly sales commission bonus equal to a percentage of sales generated. In 2007, Mr. Harrison was entitled to receive a bonus of $12,500 to $25,000 per 2007 fiscal quarter if total sales exceed board specified levels in each such quarter. Mr. Harrison received an aggregate 2007 bonus of $98,750; $73,750 of this bonus was paid in 2007 and the remainder was paid in January 2008.

In January 2008, our compensation committee established the fiscal year 2008 target bonus awards for Messrs. Simon, Anka and Kelliher and Ms. Meyers. These target bonus awards were in two levels. The level one target bonus awards, as a percentage of 2008 base salary, were approximately 22%, 20%, 20%, and 20%, respectively. The level two target bonus awards, as a percentage of 2008 base salary, were 31%, 20%, 20%, and 20%, respectively, and were in addition to any amounts received as a level one bonus. The level one and level two bonus awards were based on our achieving a board specified level of revenue for fiscal year 2008. As described above, the compensation committee determined the target total cash compensation of each officer based on our strategic, operational and financial goals and objectives.

In 2008, Messrs. Simon, Kelliher and Anka and Ms. Meyers earned bonuses in the amounts of $60,000, $45,000, $38,000 and $49,000, respectively. These amounts were paid in January 2009.

In 2008, Mr. Harrison was entitled to receive a bonus of $7,500 to $30,000 per 2008 fiscal quarter if total sales and revenue exceed board specified levels in each such quarter. Mr. Harrison received an aggregate 2008 bonus of $105,000; $84,000 of this bonus was paid in 2008 and the remainder was paid in January 2009.

In January 2009, our compensation committee established the fiscal year 2009 target bonus awards for Messrs. Simon, Anka, and Kelliher and Ms. Meyers. These target bonus awards are in two levels. The level one target bonus awards, as a percentage of 2009 base salary, are approximately 24%, 20%, 20% and 20%, respectively. The level two target bonus awards, as a percentage of 2009 base salary, are 33%, 20%, 20% and 20%, respectively, and are in addition to any amounts received as a level one bonus. The level one and level two bonus awards are based on our achieving a board specified level of revenue and operating profitability for fiscal year 2009. Additionally, Mr. Anka will receive a level three bonus award of 20% of his base salary based upon our achieving a based specified level of total sales for fiscal year 2009. As described above, the compensation committee determined the target total cash compensation of each officer based on our strategic, operational and financial goals and objectives.

In 2009, Mr. Harrison will be entitled to receive a bonus of $10,000 to $37,500 per 2009 fiscal quarter if total sales, revenue and operating profitability exceed board specified levels in each such quarter. Additionally, Mr. Harrison will receive a level three bonus award of $75,000 upon our achieving a board specified level of total sales for fiscal year 2009.

Our board and compensation committee believe that attainment of our 2009 corporate financial goals will require similar levels of effort and operational success on the part of our executive officers as did our 2008 corporate financial goals.

Equity Incentive Awards.  Our equity award program is the primary vehicle for offering long-term incentives to our executives. Prior to this offering, our employees, including our executives, were eligible to participate in our 2004 equity incentive plan and 2007 stock incentive plan. Following the completion of this offering, we will continue to grant our employees, including our executives, stock-based awards pursuant to the 2009 stock incentive plan, which will become effective upon the completion of this offering. Under the 2009 stock incentive plan, our employees, including our executives, will be eligible to receive grants of stock options, restricted stock awards and other stock-based equity awards at the discretion of our compensation committee.

Although we do not have any formal equity ownership guidelines for our executives, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe the vesting feature of our equity grants furthers our goal of executive retention because this feature provides an incentive to our executives to remain in our employment during the vesting period. In determining the size of equity grants to our executives, our compensation committee considers the recommendations of management, our company-level performance, the applicable executive’s performance, the amount of equity previously awarded to the executive, the vesting of such awards and the committee’s estimates of comparative share ownership of executives in our industry and region.

We typically make an initial equity award of stock options or restricted stock to new executives in connection with the start of their employment and future equity grants as part of our overall compensation program. Grants of equity awards, including those to executives, are all approved by our board of directors or our compensation committee. Historically, the equity awards we have granted to our executives have vested as to 25% of such awards at the end of each year for a period of four years after grant. This vesting schedule is consistent with the vesting of stock options granted to other employees. In addition, certain of our named executive officers and other executives have received option grants that vest upon the achievement of certain personal and/or company milestones. Vesting and exercise rights cease shortly after termination of employment except in the case of death or disability. Prior to the exercise of an option, the holder has no rights as a stockholder with respect to the shares subject to such option, including voting rights and the right to receive dividends or dividend equivalents.

In January 2007 and November 2007, following the recommendation of our compensation committee, our board of directors approved new equity awards to reestablish or provide additional incentives to retain employees, including executives who had been with us for a significant time. In determining the equity awards for each of these executives, our board of directors took into account our overall performance as a company, the applicable executive’s overall performance and contribution to our overall performance as a company, the size of awards granted to other executives and senior employees, the size of the available option pool and the recommendations of management. In January 2007, our board of directors determined that our overall company performance had been strong in 2006 and that Messrs. Simon, Anka and Harrison had performed well and contributed to our overall performance as a company. In making these grants, our board of directors also considered the portion of the prior equity grants that had not yet vested, and their value as a retention tool. In the case of Messrs. Simon, Anka and Harrison, a large portion of their prior option grants had already vested. As a result, in January 2007, our board of directors granted options to Messrs. Simon, Anka and Harrison to purchase 90,000, 90,000 and 20,000 shares, respectively. The exercise price of these options is $1.25 per share. The options to purchase 90,000 granted to Messrs. Simon and Anka are performance-based with vesting triggered upon the successful completion of a public offering or other liquidation event at predefined values of the company. In November 2007, our board of directors determined that our overall company performance had been strong in 2007 and that Messrs. Simon, Anka, Kelliher and Harrison had performed well and contributed to our overall performance as a company. In making these grants, our board of directors also considered the need to retain these individuals in the event we become a public company, the portion of the prior equity grants that had not yet vested, and their value as a retention tool. In the case of Messrs. Simon, Anka, Kelliher and Harrison, a large portion of their prior options grants had already vested, and the board determined that there is a need to retain these individuals in the event we become a public company. As a result, in November 2007, our board of directors granted options to Mr. Simon, Mr. Anka, Mr. Kelliher and Mr. Harrison to purchase 160,000, 40,000, 40,000 and 40,000 shares, respectively. The exercise price of these options is $9.65 per share, which was the fair market value of our common stock on the date of grant.

In January 2008, we granted Ms. Meyers an option to purchase 100,000 shares of our common stock, with an exercise price of $10.75 per share. This grant was a new hire grant as Ms. Meyers began her employment in January 2008. In determining the size of this grant our board of directors considered Ms. Meyers’ position, function and roll in the company, seniority, level of responsibility, the difficulty of replacing Ms. Meyers, and the informal benchmarking dates and information discussed above.

Other than the grants described above, our board of directors made no other option grants to our named executive officers in 2007, 2008 or to date in 2009. At the discretion of our compensation committee, we intend to review on an annual basis new equity awards for certain of our employees and executives. In determining these awards, the compensation committee will consider a number of factors, including our overall performance as a company, the applicable executive’s overall performance and contribution to our overall performance as a company, the size of awards granted to other executives and senior employees, the size of the available option pool and the recommendations of management.

We do not currently have a program, plan or practice of selecting grant dates for equity compensation to our executive officers in coordination with the release of material non-public information. Equity award grants are made from time to time in the discretion of our board of directors or compensation committee consistent with our incentive compensation program objectives. It is anticipated that following the completion of this offering, our board of directors will consider implementing a grant date policy for our executive officers. We do not have any equity ownership guidelines for our executives.

Change of Control Benefits.  Pursuant to employment offer letters and our stock incentive plans, our executives are entitled to specified benefits in the event of the termination of their employment under specified circumstances, including termination following a change of control of our company. We have provided more detailed information about these benefits, along with estimates of their value under various circumstances, in the “Potential Payments Upon Termination or Change of Control” section of this prospectus.

Fifty percent of all unvested awards automatically accelerate and vest in full in the event of a change of control. In addition, we have provided certain executives, including Messrs. Simon, Anka, Kelliher and Ms. Meyers, with full acceleration and vesting of all awards in the case of change-of-control and a termination of the employment of the executive, other than for cause, in connection with such change of control, sometimes called a “double trigger”. Accordingly, these extra benefits are paid only if the employment of the executive is terminated during a specified period after the change of control. We believe this “double trigger” benefit improves stockholder value because it prevents an unintended windfall to executives in the event of a friendly change of control, while still providing them appropriate incentives to cooperate in negotiating any change of control in which they believe they may lose their jobs.

We believe providing these benefits helps us compete for executive talent. We believe that our change of control benefits are generally in line with severance packages offered to executives in our industry and region.

Insurance, retirement and other employee benefits and compensation.  We offer benefits that are provided to all employees, including health and dental insurance, life and disability insurance, a 401(k) plan, an employee assistance program, maternity and paternity leave plans and standard company holidays to our U.S. employees. Our executive officers are eligible to participate in all of our employee benefit plans, in each case on the same basis as other employees.

Summary Compensation Table

The following table sets forth information regarding compensation earned by our president and chief executive officer, our chief financial officer and each of our three other most highly compensated executive officers during the applicable years. We refer to these executive officers as our “named executive officers” elsewhere in this prospectus.

					Non-Equity
				Option	Incentive Plan	All Other
			Salary	Awards	Compensation	Compensation		Total
Name and Principal Position	Year		($)	($)(1)	($)(2)	($)(3)		($)

Michael K. Simon	2008		$265,000	$299,118	$60,000	$12,686		$636,804
President and Chief Executive Officer	2007		165,000	32,416	60,000	11,668		269,084
James F. Kelliher	2008		225,000	100,263	45,000	12,686		382,949
Chief Financial Officer	2007		165,000	33,517	41,250	12,303		252,070
Carol Meyers	2008	(4)	240,000	182,344	49,000	12,686		484,030
Senior Vice President, Chief Marketing Officer
Kevin K. Harrison	2008		175,000	86,487	105,000	12,686		379,173
Senior VP, Sales and Marketing	2007		130,000	19,011	98,750	12,369		260,130
Marton B. Anka	2008		200,000	74,780	38,000	5,160		317,940
Chief Technology Officer	2007		165,000	8,104	60,000	1,405	(5)	234,509

(1)	Valuation of these options is based on the dollar amount of share-based compensation recognized for financial statement reporting purposes pursuant to SFAS 123R in the applicable year, except that such amounts do not reflect an estimate of forfeitures related to service-based vesting conditions. The amounts include awards granted in prior years. The assumptions used by us with respect to the valuation of option grants are set forth in Note 12 to our financial statements included elsewhere in this prospectus. The individual awards made in 2008 reflected in this summary compensation table are further summarized below under “Grants of Plan-Based Awards in 2008.”

(2)	Consists of cash bonuses paid under our annual discretionary cash incentive bonus program for the applicable year. See the “Executive Compensation-Compensation Discussion and Analysis-Components of our Executive Compensation-Cash Incentive Bonuses” section of this prospectus for a description of this program. $84,000 of Mr. Harrison’s 2008 bonus was paid in 2008. All other bonuses earned in 2008 were paid in January 2009. $73,750 of Mr. Harrison’s 2007 bonus was paid in 2007. All other bonuses earned in 2007 were paid in January 2008.

(3)	Amounts consist of medical, life insurance and disability insurance premiums paid by us on behalf of the named executive officer.

(4)	Ms. Meyers was not an employee in 2007.

(5)	Mr. Anka was not U.S. employee until September 2007, and we did not pay medical or other insurance premiums for Mr. Anka until that time. Prior to September 2007, Mr. Anka was employed by our Hungarian subsidiary.

Grants of Plan-Based Awards in 2008

The following table sets forth information for 2008 regarding grants of compensation in the form of plan-based awards made during 2008 to our named executive officers.

			All Other		Grant
			Option	Exercise or	Date
		Future Payouts	Awards: Number of	Base Price	Fair Value
		Under Non-Equity Incentive	Securities	of Option	of Stock and
		Plan Awards	Underlying	Awards	Option
Name	Grant Date	Target ($)(1)	Options (#)	($/Sh)(2)	Awards(3)

Michael K. Simon	—	$60,000	—	—	—

James F. Kelliher	—	45,000	—	—	—

Carol J. Meyers	—	49,000	—	—	—

	1/17/2008	—	100,000 (4)	$10.75	$755,000

Kevin K. Harrison	—	105,000	—	—	—

Marton B. Anka	—	38,000	—	—	—

(1)	Cash bonuses paid under the cash incentive bonus program for 2008 are also disclosed in the “Summary Compensation Table”.

(2)	For a discussion of our methodology for determining the fair value of our common stock, see the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies” section of this prospectus.

(3)	Valuation of these options is based on the aggregate dollar amount of share-based compensation recognized for financial statement reporting purposes computed in accordance with SFAS 123R over the term of these options, excluding the impact of estimated forfeitures related to service-based vesting conditions. The assumptions used by us with respect to the valuation of stock and option awards are set forth in Note 12 to our financial statements included elsewhere in this prospectus.

(4)	The shares subject to this option vest annually over a four year period, subject to acceleration of vesting in the event of a change of control of our company as further described in the “Management — Employment Agreement” and “Management — Potential Payments Upon Termination or Change of Control” sections of this prospectus.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information regarding outstanding equity awards as of December 31, 2008 held by our named executive officers.

				Equity Incentive
				Plan Awards:
	Number of	Number of		Number of
	Securities	Securities		Securities
	Underlying	Underlying		Underlying
	Unexercised	Unexercised		Unexercised		Option
	Options (#)	Options (#)		Unearned	Option Exercise	Expiration
Name	Exercisable	Unexercisable		Options (#)	Price ($)	Date

Michael K. Simon	220,000 (1)	—		—	$1.25	12/9/2014
	—	—		45,000 (2)	$1.25	1/24/2017
	—	—		45,000 (2)	$1.25	1/24/2017
	40,000	120,000	(3)	—	$9.65	11/21/2017
James F. Kelliher	86,000 (4)	86,000		—	$1.25	7/20/2016
	10,000	30,000	(3)	—	$9.65	11/21/2017
Carol J. Meyers	18,750	81,250	(5)	—	$10.75	1/17/2018
Kevin K. Harrison	65,000	65,000	(6)	—	$1.25	1/3/2015
	20,000 (7)	10,000		—	$1.25	11/1/2015
	5,000	15,000	(8)	—	$1.25	1/24/2017
	10,000	30,000	(3)	—	$9.65	11/21/2017
Marton B. Anka	220,000 (1)	—		—	$1.25	12/9/2014
	—	—		45,000 (2)	$1.25	1/24/2017
	—	—		45,000 (2)	$1.25	1/24/2017
	10,000	30,000	(3)	—	$9.65	11/21/2017

(1)	This option was granted on December 9, 2004. Vesting commenced on the achievement of certain performance objectives, all of which have been achieved. The option vested as to 25% of the shares on each of October 15, 2005, October 15, 2006, October 15, 2007 and October 15, 2008.

(2)	This option was granted on January 24, 2007. The shares subject to this option fully vest in the event of an initial public offering of our common stock or the acquisition of our company above a certain aggregate value.

(3)	This option was granted on November 21, 2007. The option vests as to 25% of the shares on each anniversary of November 21, 2007.

(4)	This option was granted on July 20, 2006. The option vests as to 25% of the shares on each anniversary of July 2, 2008.

(5)	This option was granted on January 17, 2008. The option vested as to 12.5% of the shares on July 20, 2006 and vests as to 6.25% of the shares each quarter thereafter.

(6)	This option was granted on January 3, 2005. The option vests as to 25% of the shares on each anniversary of January 3, 2005.

(7)	This option was granted on November 1, 2005. The option vests as to 25% of the shares on each anniversary of November 1, 2005.

(8)	This option was granted on January 24, 2007. The option vests as to 25% of the shares on each anniversary of January 24, 2007.

Option Exercises and Stock Vested

None of our named executive officers exercised any stock options during 2008, and none of our named executive officers otherwise holds shares of our stock subject to other contractual vesting provisions.

Employment Agreements

We do not have formal employment agreements with any of our named executive officers. The initial compensation of each named executive officer was set forth in an offer letter that we executed with him at the time his employment with us commenced, and in April 2008 we amended and restated each of these offer letters to clarify compensation, vesting and change of control benefits. Each offer letter provides that the named executive officer’s employment is at will.

As a condition to their employment, our named executive officers entered into non-competition, non-solicitation agreements and proprietary information and inventions assignment agreements. Under these agreements, each named executive officer has agreed (i) not to compete with us or to solicit our employees during his employment and for a period of 12 months after the termination of his employment and (ii) to protect our confidential and proprietary information and to assign to us intellectual property developed during the course of his employment.

Potential Payments Upon Termination or Change of Control

The option agreements with each of our named executive officers under our 2004 stock incentive plan provide that, in the event of a change of control, 50% of their then unvested options vest. In addition, if the employment of Messrs. Simon, Anka, Kelliher or Ms. Meyers is terminated by us or an acquiring entity within 12 months after a change of control of LogMeIn, certain of their remaining unvested options will vest. For these purposes, “change of control” generally means the consummation of the following: (a) the sale, transfer or other disposition of substantially all of our assets to a third party, (b) a merger or consolidation of our company with a third party, or (c) a transfer of more than 50% of the outstanding voting equity of our company to a third party (other than in a financing transaction involving the additional issuance of our securities).

In January 2007, our board of directors granted options to purchase 90,000 shares of our common stock to each of Messrs. Simon and Anka. The exercise price of these options is $1.25 per share. These options are performance-based, with vesting triggered upon the successful completion of an initial public offering or other liquidation event at predefined values of the company.

Additionally, certain of Mr. Harrison’s option awards provide for full acceleration in the event we terminate his employment other than for cause.

The table below sets forth the benefits potentially payable to each named executive officer in the event of a change of control of our company where the named executive officer’s employment is terminated without cause within 12 months after the change of control. These amounts are calculated on the assumption that the employment termination and change of control event both took place on December 31, 2008.

	Value of Additional
	Vested Option
Name	Awards ($)(1)

Michael K. Simon	$1,074,750	(2)
James F. Kelliher	937,025	(3)
Carol J. Meyers	41,641	(4)
Kevin K. Harrison	824,375	(5)
Marton B. Anka	979,125	(6)

(1)	This amount is equal to (a) the number of option shares that would vest as a direct result of the change of control and employment termination without cause, assuming a December 31, 2008 change of control and employment termination, multiplied by (b) the excess of $11.78, which represents our board of directors’ determination of the fair market value of our common stock as of December 31, 2008, over the exercise price of the option.

(2)	Consists of option acceleration with respect to an additional 150,000 shares, of which 90,000 shares have an exercise price of $1.25 per share and 60,000 shares have an exercise price of $9.65 per share. Certain of Mr. Simon’s options vest and become exercisable in the event of a change of control at specified valuations of our company, and we have assumed the change of control satisfies such valuation criteria.

(3)	Consists of option acceleration with respect to an additional 101,000 shares, of which 86,000 shares have an exercise price of $1.25 per share and 15,000 shares have an exercise price of $9.65 per share.

(4)	Consists of option acceleration with respect to an additional 40,624 shares at an exercise price of $10.75 per share.

(5)	Consists of option acceleration with respect to an additional 92,500 shares, of which 77,500 shares have an exercise price of $1.25 per share and 15,000 shares have an exercise price of $9.65 per share.

(6)	Consists of option acceleration with respect to an additional 105,000 shares, of which 90,000 shares have an exercise price of $1.25 per share and 15,000 shares have an exercise price of $9.65 per share. Certain of Mr. Anka’s options vest and become exercisable in the event of a change of control at specified valuations of our company, and we have assumed the change of control satisfies such valuation criteria.

Stock Option and Other Compensation Plans

2004 Equity Incentive Plan

Our 2004 equity incentive plan, as amended, which we refer to as the 2004 Plan, was adopted by our board of directors in September 2004 and approved by our stockholders in October 2004. A maximum of 2,227,950 shares of common stock were authorized for issuance under the 2004 Plan.

The 2004 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock and other stock-based awards. Our officers, employees, consultants and directors, and those of any subsidiaries, are eligible to receive awards under the 2004 Plan; however, incentive stock options may only be granted to our employees. In accordance with the terms of the 2004 Plan, our board of directors administers the 2004 Plan and, subject to any limitations in the 2004 Plan, selects the recipients of awards and determines:

•	the number of shares of common stock covered by options and the dates upon which those options become exercisable;

•	the exercise prices of options;

•	the duration of options;

•	the methods of payment of the exercise price; and

•	the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of those awards, including the conditions for repurchase, issue price and repurchase price.

Pursuant to the terms of the 2004 Plan, in the event of a liquidation or dissolution of our company, each outstanding option under the 2004 Plan will terminate, but the holders shall have the right, assuming the holder still maintains a permissible relationship with us, immediately prior to such dissolution or liquidation, to exercise the option to the extent exercisable on the date of such dissolution or liquidation.

In the event of a merger or other reorganization event, our board of directors shall have the discretion to provide for any or all of the following: (a) the acceleration of vesting or the termination of our repurchase rights of any or all of the outstanding awards, (b) the assumption or substitution of all options by the acquitting or succeeding entity or (c) the termination of all options that remain outstanding at the time of the merger or other reorganization event.

After the effective date of the 2007 stock incentive plan described below, we granted no further stock options or other awards under the 2004 Plan; however, any shares of common stock reserved for issuance under the 2004 Plan that remain available for issuance and any shares of common stock subject to awards under the 2004 Plan that expire, terminate, or are otherwise surrendered, canceled, forfeited or repurchased without having been fully exercised or resulting in any common stock being issued shall be rolled into the 2007 stock incentive plan up to a specified number of shares.

2007 Stock Incentive Plan

Our 2007 stock incentive plan, as amended, which we refer to as the 2007 Plan, was adopted by our board of directors and approved by our stockholders in January 2007. A maximum of 1,625,482 shares of common stock, plus such additional number of shares of common stock, up to a maximum of 1,744,750 shares, as is equal to the number of shares of common stock subject to awards granted under the 2004 Plan which expire, terminate or are otherwise surrendered, canceled, forfeited or repurchased by us, are authorized for issuance under the 2007 Plan.

The 2007 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock and other stock-based awards. Our officers, employees, consultants, advisors and directors, and those of any subsidiaries, are eligible to receive awards under the 2007 Plan; however, incentive stock options may only be granted to our employees. In accordance with the terms of the 2007 Plan, our board of directors administers the 2007 Plan and, subject to any limitations in the 2007 Plan, selects the recipients of awards and determines:

•	the number of shares of common stock covered by options and the dates upon which those options become exercisable;

•	the exercise prices of options;

•	the duration of options;

•	the methods of payment of the exercise price; and

•	the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of those awards, including the conditions for repurchase, issue price and repurchase price.

Pursuant to the terms of the 2007 Plan, in the event of a reorganization event, our board of directors shall have the discretion to provide for any or all of the following: (a) the acceleration of vesting or the termination of our repurchase rights of any or all of the outstanding awards, (b) the assumption or substitution of all awards by the acquitting or succeeding entity, (c) the termination of all awards that remain outstanding at the time of the merger or other reorganization event, or (d) the payment of cash for the surrender of the awards.

As of March 31, 2009, there were options to purchase an aggregate of 3,208,400 shares of common stock outstanding under the 2004 and 2007 Plans at a weighted average exercise price of $4.28 per share, and an aggregate of 611,500 shares of common stock issued upon the exercise of options granted under the 2004 and 2007 Plans, and no shares of common stock originally issued as restricted stock awards under the 2004 and 2007 Plans. As of March 31, 2009, there were 33,532 shares of common stock reserved for future issuance under the 2004 and 2007 Plans. After the effective date of the 2009 stock incentive plan described below, we will grant no further stock options or other awards under the 2007 Plan; however, any shares of common stock reserved for issuance under the 2007 Plan that remain available for issuance and any shares of common stock subject to awards under the 2007 Plan that expire, terminate, or are otherwise surrendered, canceled, forfeited or repurchased without having been fully exercised or resulting in any common stock being issued shall be rolled into the 2009 stock incentive plan up to a specified number of shares.

2009 Stock Incentive Plan

Our 2009 stock incentive plan, or 2009 Plan, which will become effective upon the closing of this offering, was adopted by our board of directors on June 9, 2009 and approved by our stockholders on June 12, 2009. The 2009 Plan provides for the grant of incentive stock options, non-statutory stock options, restricted stock awards and other stock-based awards. Upon effectiveness of the plan, the number of shares of our common stock that will be reserved for issuance under the 2009 Plan will be the sum of 800,000 shares plus the number of shares of our common stock then available for issuance under 2007 Plan and the number of shares of our common stock subject to awards granted under the 2004 Plan and 2007 Plan which expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by us at their original issuance price pursuant to a contractual repurchase right, plus an annual increase to be added on the first day of each fiscal year beginning in 2010 equal to the lesser of 2% of the number of outstanding shares of our common stock or an amount determined by our board of directors.

Our employees, officers, directors, consultants and advisors are eligible to receive awards under our 2009 Plan; however, incentive stock options may only be granted to our employees.

Pursuant to the terms of the 2009 Plan, our board of directors or a committee thereof will select the recipients of awards and determine:

•	the number of shares of our common stock covered by options and the dates upon which the options become exercisable;

•	the exercise price of options;

•	the duration of the options; and

•	the number of shares of our common stock subject to any restricted stock or other stock based awards and the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price.

If our board of directors delegates authority to an executive officer to grant awards under the 2009 Plan, the executive officer has the power to make awards to all of our employees, except executive officers. Our board of directors will fix the terms of the awards to be granted by such executive officer, including the exercise price of such awards, and the maximum number of shares subject to awards that such executive officer may make.

Upon a merger or other reorganization event, our board of directors, may, in their sole discretion, take any one or more of the following actions pursuant to our 2009 Plan, as to some or all outstanding awards:

•	provide that all outstanding awards shall be assumed or substituted by the successor corporation;

•	upon written notice to a participant, provide that the participant’s unexercised options or awards will terminate immediately prior to the consummation of such transaction unless exercised by the participant;

•	provide that outstanding awards will become exercisable, realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the reorganization event;

•	in the event of a reorganization event pursuant to which holders of shares of our common stock will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to the participants equal to the excess, if any, of the acquisition price times the number of shares of our common stock subject to such outstanding awards (to the extent then exercisable at prices not in excess of the acquisition price), over the aggregate exercise price of all such outstanding awards and any applicable tax withholdings, in exchange for the termination of such awards; and

•	provide that, in connection with a liquidation or dissolution, awards convert into the right to receive liquidation proceeds.

Upon the occurrence of a reorganization event other than a liquidation or dissolution, the repurchase and other rights under each outstanding restricted stock award will continue for the benefit of the successor company and will, unless the board of directors may otherwise determine, apply to the cash, securities or other property into which shares of our common stock are converted pursuant to the reorganization event. Upon the occurrence of a reorganization event involving a liquidation or dissolution, all conditions on each outstanding restricted stock award will automatically be deemed terminated or satisfied, unless otherwise provided in the agreement evidencing the restricted stock award.

No award may be granted under the 2009 Plan on or after June 9, 2019. Our board of directors may amend, suspend or terminate the 2009 Plan at any time, except that stockholder approval will be required to comply with applicable law or stock market requirements.

401(k) Plan

We maintain a tax-qualified retirement plan that provides all regular employees with an opportunity to save for retirement on a tax-advantaged basis. Under our 401(k) plan, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan subject to applicable annual Internal Revenue Code limits. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employee elective deferrals are fully vested at all times. The 401(k) plan allows for matching contributions to be made by us. To date, we have not matched any employee contributions. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made.

Limitation of Liability and Indemnification

Certificate of Incorporation and Bylaws

As permitted by Delaware law, provisions in our certificate of incorporation and bylaws, both of which will become effective upon the closing of this offering, will limit or eliminate the personal liability of our directors. Our certificate of incorporation and bylaws limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breaches of their fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission. If Delaware law is amended to authorize the further elimination or limiting of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended.

As permitted by Delaware law, our certificate of incorporation and bylaws that will become effective upon the closing of this offering also provide that:

•	we will indemnify our directors and officers to the fullest extent permitted by law;

•	we may indemnify our other employees and other agents to the same extent that we indemnify our officers and directors, unless otherwise determined by the board of directors; and

•	we will advance expenses to our directors and executive officers in connection with legal proceedings in connection with a legal proceeding to the fullest extent permitted by law.

The indemnification provisions contained in our certificate of incorporation and bylaws that will become effective upon the closing of this offering are not exclusive.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors. Under these indemnification agreements, we agree to indemnify these directors to the fullest extent permitted by law for claims arising in his capacity as our director, officer, employee or agent, provided that he acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable basis to believe that his or her conduct was unlawful. In the event that we do not assume the defense of a claim against a director or executive officer, we are required to advance his expenses in connection with his defense, provided that he undertakes to repay all amounts advanced if it is ultimately determined that he is not entitled to be indemnified by us.

We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, the opinion of the SEC is that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In addition, we maintain standard policies of insurance under which coverage is provided to our directors and officers against losses rising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provisions or otherwise as a matter of law.

Rule 10b5-1 Sales Plan

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since January 1, 2005, we have engaged in the following transactions with our directors, executive officers, promoters and holders of more than 5% of our voting securities, and affiliates or immediately family members of our directors, executive officers, promoters and holders of more than 5% of our voting securities. We believe that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties.

Founders

We consider our founders, Mr. Simon and Mr. Anka, to be our promoters as they took initiative and were responsible for the initial formation of our company. Mr. Simon, our president and chief executive officer, was issued 1,176,000 shares of our common stock in consideration for his contributions to the formation of our company.

Mr. Anka and 3am Laboratories BT, an entity owned and controlled by Mr. Anka, originally owned certain intellectual property assets we use in our business. In connection with our formation, on April 1, 2003, Mr. Anka and 3am Laboratories BT contributed all of their rights and title to the intellectual property assets owned by them, including the rights and title to intellectual property relating to RemotelyAnywhere, to 3am Labs Limited, our predecessor in interest. Additionally, on April 1, 2003, we paid Mr. Anka $536,000 in consideration for the assigned assets and issued Mr. Anka 1,176,000 shares of our common stock in consideration for his contributions to the formation of our company. Due to the related party nature of the transaction, the intellectual property was recorded at Mr. Anka’s basis, or $0, and the consideration was recorded in a manner similar to a deemed dividend.

The securities owned by Messrs. Simon and Anka are detailed in the “Certain Relationships and Related Transactions — Stock Issuances” and “Principal and Selling Stockholders” sections of this prospectus. The compensation we pay to Messrs. Simon and Anka in connection with their employment with us is discussed in the “Executive Compensation” section of this prospectus.

Stock Issuances and Related Matters

On December 5, 2005, we issued an aggregate of 11,668,703 shares of our series B redeemable convertible preferred stock at a price of $0.815 per share to investors for an aggregate cash purchase price of $9,509,997. Upon the closing of this offering, these shares will automatically convert into 4,667,474 shares of common stock. The table below sets forth the number of shares of our series B redeemable convertible preferred stock sold to our directors, executive officers and 5% stockholders and their affiliates in connection with our series B redeemable convertible preferred stock financing:

	Shares of Series B
	Redeemable
	Convertible
Name	Preferred Stock	Purchase Price

Michael K. Simon	13,749	$11,205
Polaris Venture Partners(1)	7,828,221	6,380,000
Prism Venture Partners IV, L.P.(2)	2,006,408	1,635,223
Technologieholding Central and Eastern European Funds(3)	944,781	769,997
Integral Capital Partners	742,071	604,788

Total	11,535,230	$9,401,213

(1)	Consists of 7,684,127 shares held by Polaris Venture Partners IV, L.P. and 144,094 shares held by Polaris Venture Partners Entrepreneurs’ Fund IV, L.P. David Barrett, a member of our board of directors, is a member of Polaris Venture Management Co., IV, L.L.C., the general partner of Polaris Ventures Partners IV, L.P.

(2)	Steven J. Benson, a member of our board of directors, is a managing member of Prism Venture Partners IV, L.L.C., the general partner of Prism Investment Partners IV, L.P., the general partner of Prism Venture Partners IV, L.P.

(3)	Consists of 677,405 shares held by Technologieholding Central and Eastern European Funds NV and 267,376 shares held by Technologieholding Central and Eastern Europeanparallel Funds BV.

On December 26, 2007, we issued 2,222,223 shares of our series B-1 redeemable convertible preferred stock at a price of $4.50 per share to Intel Capital for an aggregate purchase price of $10.0 million in connection with our strategic agreement with Intel Corporation, as discussed below. Upon the closing of this offering, these shares will automatically convert into 888,889 shares of common stock.

On April 18, 2008, our board of directors authorized a plan to amend the exercise price of certain stock options issued on April 27, 2007 to increase the exercise price of such stock options from $1.25 per share to $5.60 per share. As part of these amendments, we will compensate the affected option holders for the difference in the exercise prices upon the vesting of the options with a cash bonus payment. Kenneth Cron, a member of our board of directors, holds an affected option to purchase 60,000 shares, and we paid Mr. Cron a bonus of $228,375 on January 15, 2009. We have entered into agreements with affected option holders of 80,000 shares, including Mr. Cron, to effectuate the amendment and cash compensation.

Intel Relationship

In December 2007, we entered into a service and marketing agreement with Intel Corporation to jointly develop a service that delivers connectivity to computers built with Intel components. Under the terms of this four-year agreement, we are adapting our service delivery platform, Gravity, to work with specific technology delivered with Intel hardware and software products. The agreement provides that Intel will market and sell the service to its customers. Under the agreement, Intel paid us $3.5 million in connection with the adaption of Gravity to the Intel hardware and software products and will, during the term of the agreement, pay us a non-refundable quarterly license and connectivity fee of $1.25 million in consideration of our delivery and support of the service. The annual 2008 ceiling on the development fee and license and connectivity fee was $5,250,000, which Intel paid to us in 2008. Additionally, the agreement contains certain provisions regarding revenue sharing between us and Intel for any revenue generated by the service in excess of the annual license and connectivity fees paid to us. Intel is entitled to receive all of revenue generated by the service up to the annual license and connectivity fee. For revenue generated in excess of the annual license and connectivity fee in any year through December 31, 2009, Intel and we will evenly split all revenue up to $50 million. For years ended after December 31, 2009, Intel will receive 60% of any such revenue. In all years of the agreement, Intel will receive 65% of any revenue generated in excess of $50 million in any given year. We began recognizing revenue associated with the agreement in the quarter ended September 30, 2008 after delivery and acceptance of technology by Intel. In the event Intel terminates the agreement without cause prior to the end of the term, we will be entitled to a termination fee of $15 million if the termination occurs prior to December 26, 2009 and $20 million if the termination occurs after that date, in each case less any adaption and license and connectivity fees previously paid; provided, however, we will be entitled to a termination fee of $2.5 million in the event that (i) the termination occurs on or about the second anniversary of the effective date and revenue collected in the twelve months prior to that date is less than $2.5 million or (ii) the termination occurs on or about the third anniversary of the effective date and the revenue collected in the twelve months prior to that date is less than $10 million. Intel also has the right to terminate the agreement in the event of specified mergers, acquisitions, asset sales or transfers affecting us where Intel does not provide its consent.

The agreement provides for mutual indemnification obligations in connection with third-party claims arising from any breach of the agreement, failure to comply with applicable law or any actual or alleged infringement of any patent, copyright, trade secret, trademark, mask work or other proprietary rights. During the term of the agreement, we may not enter into an agreement with any manufacturer of personal computers or personal computer micro-processors to jointly develop and market a similar service. We may be required to deposit into escrow source code related to the service provided under the agreement if we file for bankruptcy or reorganization, dissolve or liquidate or make a general assignment for the benefit of creditors and the service is offline for 30 consecutive days.

In conjunction with this agreement, Intel Capital purchased 2,222,223 shares of our series B-1 redeemable convertible preferred stock for $10.0 million in December 2007.

In June 2009, we entered into a license, royalty and referral agreement with Intel Americas, Inc., pursuant to which we will pay Intel specified royalties with respect to subscriptions to our products that incorporate the Intel technology covered by the service and marketing agreement with Intel Corporation. In addition, in the event Intel refers customers to us under this agreement, we will pay Intel specified fees. There are no assured minimum payments to be made under the agreement. The agreement is for a one-year term. Either party may terminate the agreement in connection with a breach by the other party, bankruptcy, assignment for the benefit of creditors, or receivership, or, upon 45 days’ notice, for any other reason. This agreement will expire upon expiration or termination of the service and marketing agreement. Intel also has the right to terminate the agreement in the event of specified mergers, acquisitions, asset sales or transfers affecting us where Intel does not provide its consent. The agreement provides for mutual indemnification obligations in connection with third-party claims arising from any breach of the agreement, failure to comply with applicable law, or any actual or alleged infringement of any patent, copyright, trade secret, trademark, mask work or other proprietary rights.

Agreement with Our Stockholders

We have entered into a second amended and restated investor rights agreement with certain holders of our redeemable convertible preferred stock. The second amended and restated investor rights agreement contains a right of first refusal provision that provides that we shall not make certain issuances of our securities unless we first offer such securities to holders of our redeemable convertible preferred stock in accordance with the terms of the investor rights agreement. The right of first refusal provision of the investor rights agreement does not apply to and will terminate upon the closing of this offering. The second amended and restated investor rights agreement also provides that holders of our redeemable convertible preferred stock have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. See the “Description of Capital Stock — Registration Rights” section of this prospectus for a further discussion of these registration rights.

We have also entered into a second amended and restated right of first refusal and co-sale agreement with holders of our redeemable convertible preferred stock and our founders and certain other stockholders. This agreement provides the holders of our redeemable convertible preferred stock a right of purchase and of co-sale in respect of sales of securities by our founders and certain other stockholders. These rights of purchase and co-sale will terminate upon the closing of this offering.

We have also entered into a second amended and restated voting agreement that provides for agreements with respect to the election of our board of directors and its composition. The second amended and restated voting agreement will terminate upon the closing of this offering.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors. Under these indemnification agreements, we agree to indemnify each director to the fullest extent permitted by law for claims arising in his capacity as our director, officer, employee or agent, provided that he acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, our best interests. Additionally, these agreements provide that we will only provide indemnification with respect to any criminal proceeding so long as the director had no reasonable basis to believe that his conduct was unlawful. In the event that we do not assume the defense of a claim against a director or executive officer, we are required to advance his expenses in connection with his defense, provided that he undertakes to repay all amounts advanced if it is ultimately determined that he is not entitled to be indemnified by us.

Additionally, we may enter into indemnification agreements with any new directors or certain of our executive officers that may be broader in scope than the specific indemnification provisions contained in the Delaware General Corporation Law. See the “Management — Limitation of Liability and Indemnification” section of this prospectus.

Policies and Procedures for Related Person Transactions

Our board of directors has adopted written policies and procedures for the review of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or 5% stockholders (or their immediate family members), each of whom we refer to as a “related person,” has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to our general counsel. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by the audit committee of our board of directors. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the audit committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chairman of the audit committee to review and, if deemed appropriate, approve proposed related person transactions that arise between audit committee meetings, subject to ratification by the audit committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the audit committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the audit committee will review and consider:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of our business;

•	whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to us of, the transaction; and

•	any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The audit committee may approve or ratify the transaction only if the it determines that, under all of the circumstances, the transaction is consistent with our best interests. The audit committee may impose any conditions on the related person transaction that it deems appropriate.

In addition to the transactions that are excluded by the instructions to the SEC’s related person transaction disclosure rule, our board of directors has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:

•	interests arising solely from the related person’s position as an executive officer of another entity (whether or not the person is also a director of such entity), that is a participant in the transaction, where (a) the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, (b) the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction, (c) the amount involved in the transaction equals less than the greater of $1.0 million or 2% of the annual consolidated gross revenues of the other entity that is a party to the transaction and (d) the amount involved in the transaction equals less than 2% of our annual consolidated gross revenues; and

•	a transaction that is specifically contemplated by provisions of our charter or bylaws.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by the compensation committee in the manner specified in its charter.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of May 31, 2009 by:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group;

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our voting securities; and

•	each selling stockholder.

The “Percentage of Shares Beneficially Owned — Before Offering” column is based on a total of 16,383,301 shares of our common stock outstanding as of May 31, 2009, assuming the conversion of all outstanding shares of our redeemable convertible preferred stock into common stock upon the closing of this offering. The “Percentage of Shares Beneficially Owned — After Offering” column is based on 21,383,301 shares of common stock to be outstanding after this offering, including the 5,000,000 shares that we are selling in this offering.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our common stock. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of May 31, 2009 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of the shares of common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the address of the beneficial owner is c/o LogMeIn, Inc., 500 Unicorn Park Drive, Woburn, Massachusetts 01801.

						Shares to be	Shares Beneficially
						Sold if	Owned After the
	Shares Beneficially					Underwriters’	Offering if
	Owned Prior to		Number	Shares Beneficially		Option is	Underwriters’ Option
	Offering		of Shares	Owned After Offering		Exercised in	is Exercised in Full
Name and Address of Beneficial Owner	Number	Percentage	Offered	Number	Percentage	Full	Number	Percentage
5% Stockholders:
Prism Venture Partners IV, L.P.(1)	3,896,976	23.79%	—	3,896,976	18.22%	—	3,896,976	17.61%
Entities affiliated with Polaris Venture Partners(2)	3,439,505	20.99%	462,860	2,976,645	13.92%	37,140	2,939,505	13.28%
Entities affiliated with Technologieholding Central and Eastern European Funds(3)	2,593,654	15.83%	555,248	2,038,406	9.53%	44,554	1,993,852	9.01%
Integral Capital Partners VI, L.P.(4)	1,459,850	8.91%	312,524	1,147,326	5.37%	25,077	1,122,249	5.07%
Intel Capital Corporation(5)	888,889	5.43%	—	888,889	4.16%	—	888,889	4.02%
Directors and Executive Officers:
Michael K. Simon(6)	1,323,500	7.95%	66,175	1,257,325	5.81%	66,175	1,191,150	5.32%
James F. Kelliher(7)	139,000	*	—	139,000	*	—	139,000	*
Kevin K. Harrison(8)	310,000	1.87%	—	310,000	1.44%	—	310,000	1.39%
Carol J. Meyers(9)	37,500	*	—	37,500	*	—	37,500	*
Marton B. Anka(10)	1,204,660	7.25%	60,233	1,144,427	5.30%	60,233	1,084,194	4.85%
David E. Barrett(11)	3,439,505	20.99%	462,860	2,976,645	13.92%	37,140	2,939,505	13.28%
Steven J. Benson(12)	3,896,976	23.79%	—	3,896,976	18.22%	—	3,896,976	17.61%
Kenneth D. Cron(13)	60,000	*	—	60,000	*	—	60,000	*
Edwin J. Gillis(14)	52,500	*	—	52,500	*	—	52,500	*
Irfan Salim(15)	75,000	*	—	75,000	*	—	75,000	*
All of our directors and executive officers as a group (11 persons)(16)	10,560,141	60.59%	589,268	9,970,873	44.46%	163,548	9,807,325	42.31%
Other Selling Stockholders:
Stephen Duzs(17)	378,236	2.31%	55,543	322,693	1.51%	4,457	318,236	1.47%
Robert Line	138,160	*	29,577	108,583	*	2,373	106,210	*

						Shares to be	Shares Beneficially
						Sold if	Owned After the
	Shares Beneficially					Underwriters’	Offering if
	Owned Prior to		Number	Shares Beneficially		Option is	Underwriters’ Option
	Offering		of Shares	Owned After Offering		Exercised in	is Exercised in Full
Name and Address of Beneficial Owner	Number	Percentage	Offered	Number	Percentage	Full	Number	Percentage
Joseph Eckert(18)	128,707	*	2,592	126,115	*	208	125,907	*
Sean Ellis	128,000	*	27,402	100,598	*	2,200	98,398	*
McNamee Lawrence & Co. LLC(19)	98,981	*	21,190	77,791	*	1,700	76,091	*
George A. Holmes	98,639	*	5,554	93,085	*	446	92,639	*
Timothy Guest(20)	79,894	*	16,102	63,792	*	1,292	62,500	*
Adrian Friend	71,993	*	6,664	65,329	*	535	64,794	*
William H. Ellis(21)	64,730	*	10,134	54,596	*	813	53,783	*
Jeff Hammill	51,454	*	6,851	44,603	*	550	44,053	*
Other Selling Stockholders (8 persons)	147,426	*	28,018	119,408	*	2,247	117,161	*

*	Represents beneficial ownership of less than 1% of our outstanding common stock.

(1)	Consists of 3,896,976 shares of common stock held by Prism Venture Partners IV, L.P., including 3,596,606 shares issuable upon the automatic conversion of redeemable convertible preferred stock upon the closing of this offering. Steven J. Benson, a member of our board of directors, is a managing member of Prism Venture Partners IV, L.L.C., the general partner of Prism Investment Partners IV, L.P., the general partner of Prism Venture Partners IV, L.P. Prism’s address is 117 Kendrick Street, Suite 200, Needham, Massachusetts 02494.

(2)	Consists of (a) 3,376,196 shares of common stock held by Polaris Venture Partners IV, L.P. (“Polaris Venture Partners”), including 3,081,354 shares issuable upon the automatic conversion of redeemable convertible preferred stock upon the closing of this offering, and (b) 63,309 shares of common stock held by Polaris Venture Partners Entrepreneurs’ Fund IV, L.P. (“Polaris Entrepreneurs”), including 57,782 shares issuable upon the automatic conversion of redeemable convertible preferred stock upon the closing of this offering. Polaris Venture Partners is selling 454,340 shares in this offering and an additional 36,457 shares if the underwriters’ over-allotment option is exercised in full. Polaris Entrepreneurs is selling 8,520 shares in this offering and an additional 683 shares if the underwriters’ over-allotment option is exercised in full. David Barrett, a member of our board of directors, is a member of Polaris Venture Management Co., IV, L.L.C., the general partner of Polaris Venture Partners. The Polaris entities’ address is 1000 Winter Street, Suite 3350, Waltham, Massachusetts 02451. Terrance McGuire, Jonathan Flint, Alan Spoon and David Barrett have voting and investment power over the shares held by these entities. Each of Messrs. McGuire, Flint, Spoon and Barrett disclaims beneficial ownership of the shares held by these entities, except to the extent of his pecuniary interest therein, if any.

(3)	Consists of (a) 1,861,614 shares of common stock held by Technologieholding Central and Eastern European Funds NV (“TCEEFNV”) issuable upon the automatic conversion of redeemable convertible preferred stock upon the closing of this offering and (b) 732,040 shares held by Technologieholding Central and Eastern European Funds BV (“TCEEFBV”) issuable upon the automatic conversion of redeemable convertible preferred stock upon the closing of this offering. These holders’ address is c/o Amaco (Netherlands) B.V., PO Box 74120, 1070 BC, Amsterdam, The Netherlands. TCEEFNV is selling 398,533 shares in this offering and an additional 31,979 shares if the underwriters’ over-allotment is exercised in full. TCEEFBV is selling 156,715 shares in this offering and an additional 12,575 shares if the underwriters’ over-allotment is exercised in full. Matts Hakan Andersson, Alan Browning Mackay, Christiane Mues and Claire Marie Blanchard have voting and investment power over the shares held by these holders.

(4)	Consists of 1,459,850 shares of common stock, including 1,341,522 shares issuable upon the automatic conversion of redeemable convertible preferred stock upon the closing of this offering. The address of Integral Capital Partners VI, L.P. (“Integral”) is 3000 Sand Hill Road, Building 3, Suite 240, Menlo Park, California 94025. Voting and investment control over the shares owned by Integral is with Integral Capital Management VI, LLC (“ICM”), as the sole General Partner of the fund. Within ICM, voting and investment control resides with the Managers. Pursuant to ICM’s LLC agreement, voting and decisions to sell the shares are to be made by a majority of Managers such that no single Manager has sole decision-

making authority. The Managers of ICM are Roger B. McNamee, John A. Powell, Pamela K. Hagenah, Charles A. Morris, Brian D. Stansky and Glen T. Kacher.

(5)	Consists of 888,889 shares of common stock issuable upon the automatic conversion of redeemable convertible preferred stock upon the closing of this offering. Intel Capital Corporation’s address is 2200 Mission College Blvd., RN6-59, Santa Clara, California 95052, Attn: Intel Capital Portfolio Manager.

(6)	Consists of (a) 260,000 shares of common stock issuable upon exercise of stock options, (b) 991,500 shares of common stock (including 109,680 shares issuable upon the automatic conversion of redeemable convertible preferred stock upon the closing of this offering) and (c) 72,000 shares of common stock held in trust for the benefit of Mr. Simon’s children. Does not include (a) 45,000 shares of common stock issuable upon exercise of a performance based stock option that will vest if our market capitalization upon completion of this offering is greater than $360 million and (b) 45,000 shares of common stock issuable upon exercise of a performance based stock option that will vest if our market capitalization upon completion of this offering is greater than $400 million.

(7)	Consists of 139,000 shares of common stock issuable upon exercise of stock options.

(8)	Consists of (a) 170,000 shares of common stock issuable upon exercise of stock options, (b) 108,000 shares of common stock held directly by Mr. Harrison and (c) 32,000 shares of common stock held in trust for the benefit of Mr. Harrison’s children.

(9)	Consists of 37,500 shares of common stock issuable upon exercise of stock options.

(10)	Consists of (a) 230,000 shares of common stock issuable upon exercise of stock options and (b) 974,660 shares of common stock. Does not include (a) 45,000 shares of common stock issuable upon exercise of a performance based stock option that will vest if our market capitalization upon completion of this offering is greater than $360 million and (b) 45,000 shares of common stock issuable upon exercise of a performance based stock option that will vest if our market capitalization upon completion of this offering is greater than $400 million.

(11)	Consists of shares held by Polaris Venture Partners, of which Mr. Barrett is a general partner. Mr. Barrett disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest.

(12)	Consists of shares held by Prism Venture Partners IV, L.P., of which Mr. Benson is a general partner. Mr. Benson disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest.

(13)	Consists of 60,000 shares of common stock issuable upon exercise of stock options.

(14)	Consists of 52,500 shares of common stock issuable upon exercise of stock options.

(15)	Consists of 75,000 shares of common stock issuable upon exercise of stock options.

(16)	Consists of an aggregate of 1,045,500 shares of common stock issuable upon exercise of stock options.

(17)	Includes 5,000 shares issuable to Mr. Duzs upon exercise of stock options.

(18)	Includes 112,000 shares issuable to Mr. Eckert upon exercise of stock options.

(19)	Giles W. McNamee, Raymond F. Skoglund, Daniel N. Pullman and Mari Tangredi are members of McNamee Lawrence & Co. LLC (“MLC”) and have voting and investment power with respect to the shares held by MLC. Messrs. McNamee, Skoglund and Pullman are registered broker-dealers. McNamee Lawrence & Co. Securities LLC (“MLS”), which is a registered broker-dealer, is a subsidiary of MLC. MLC’s address is 399 Boylston Street, 7th Floor, Boston, Massachusetts 02116. The shares being sold in this offering by MLC were purchased in the ordinary course of business and, at the time of purchase, MLC did not have any agreements or understandings, directly or indirectly, with any person to distribute such shares.

(20)	Includes 2,500 shares issuable to Mr. Guest upon exercise of stock options.

(21)	Includes 17,394 shares owned by a trust for the benefit of Mr. Ellis’s children, of which Mr. Ellis is trustee, and over which he has voting and investment power.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries only, and they are qualified by reference to the certificate of incorporation and the bylaws that will be in effect upon the closing of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement of which this prospectus forms a part. The description of the capital stock reflects changes to our capital structure that will become effective upon the closing of this offering.

Upon the closing of this offering, our authorized capital stock will consist of 75,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share, all of which preferred stock will be undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time.

As of May 31, 2009, after giving effect to the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of common stock, there would have been 16,383,301 shares of common stock issued and outstanding. As of May 31, 2009, there were 81 stockholders of record of our capital stock.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our certificate of incorporation that will be in effect upon the closing of this offering, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Options

As of May 31, 2009, options to purchase 3,206,450 shares of common stock at a weighted-average exercise price of $4.27 per share were outstanding.

Registration Rights

We entered into a second amended and restated investor rights agreement, dated December 26, 2007, with the holders of shares of our common stock issuable upon conversion of the shares of our redeemable convertible preferred stock, which we refer to as registrable shares. Under the second amended and restated investor rights agreement, holders of registrable shares can demand that we file a registration statement or request that their registrable shares be covered by a registration statement that we are otherwise filing, as described below.

Demand Registration Rights.  At any time after 180 days after the closing of this offering, the holders of more than 60% of the registrable shares may request that we register all or a portion of their registrable shares for sale under the Securities Act. We will effect the registration as requested unless, in the good faith judgment of our board of directors, such registration should be delayed. We may be required to effect two of these registrations. In addition, when we are eligible for the use of Form S-3, or any successor form, holders of more than 10% of registrable shares may make unlimited requests that we register all or a portion of their registrable shares for sale under the Securities Act on Form S-3, or any successor form, so long as the aggregate price to the public in connection with any such offering is at least $1 million.

Incidental Registration Rights.  In addition, if at any time after this offering we register any shares of our common stock, the holders of all registrable shares are entitled to notice of the registration and to include all or a portion of their registrable shares in the registration.

Other Provisions.  In the event that any registration in which the holders of registrable shares participate pursuant to the second amended and restated investor rights agreement is an underwritten public offering, the number of registrable shares to be included may, in specified circumstances, be limited due to market conditions.

We will pay all registration expenses, other than underwriting discounts, selling commissions and the fees and expenses of the selling stockholders’ own counsel related to any demand or piggyback registration. The second amended and restated investor rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions in the registration statement attributable to them.

Delaware Anti-takeover Law and Certain Charter and Bylaw Provisions

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly-held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless either the interested stockholder attained such status with the approval of our board of directors, the business combination is approved by our board of directors and stockholders in a prescribed manner or the interested stockholder acquired at least 85% of our outstanding voting stock in the transaction in which it became an interested stockholder. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. The restrictions contained in Section 203 are not applicable to any of our existing stockholders that will own 15% or more of our outstanding voting stock upon the closing of this offering.

Staggered Board

Our certificate of incorporation and our bylaws divide our board of directors into three classes with staggered three-year terms. In addition, our certificate of incorporation and our bylaws provide that directors may be removed only for cause and only by the affirmative vote of the holders of 75% of our shares of capital stock present in person or by proxy and entitled to vote. Under our certificate of incorporation and bylaws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. Furthermore, our certificate of incorporation provides that the authorized number of directors may be changed only by the resolution of our board of directors. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors, change the authorized number of directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Stockholder Action; Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our certificate of incorporation and our bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation and our bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our chairman of the board, our president or chief executive officer or our board of directors. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions also could discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting stock, it would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders meeting and not by written consent.

Super-Majority Voting

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be amended or repealed by a majority vote of our board of directors or the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in any election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation described above.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer and Trust Company.

NASDAQ Global Market

Our common stock has been approved for listing on The NASDAQ Global Market under the symbol “LOGM.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options or in the public market after this offering, or the anticipation of these sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of equity securities.

Upon the closing of this offering, we will have outstanding an aggregate of 21,383,301 shares of common stock, after giving effect to the issuance of an aggregate of 5,000,000 shares of common stock in this offering and the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 12,360,523 shares of our common stock and assuming no exercise by the underwriters of their over-allotment option and no exercise of options outstanding as of May 31, 2009.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

In general, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the closing of this offering, without regard to volume limitations or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

•	the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Approximately 6,710,467 shares of our common stock that are not subject to the lock-up agreements described below will be eligible for sale immediately upon the closing of this offering.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 213,823 shares immediately after this offering; and

•	the average weekly trading volume in our common stock on The NASDAQ Global Market during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Upon expiration of the 180-day lock-up period described below, 14,672,834 additional shares of our common stock will be eligible for sale under Rule 144, including shares eligible for resale immediately upon the closing of this offering as described above. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement entered into before the effective date of this offering is eligible to resell these shares 90 days after the date of this prospectus in reliance on Rule 144.

Lock-up Agreements

We, all of our directors and executive officers and holders of substantially all of our outstanding stock, including the selling stockholders, have agreed that, without the prior written consent of the representatives of the underwriters, we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of our common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for our common stock (except for shares to be sold by the selling stockholders in this offering), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for common stock or any other securities or (4) publicly disclose the intention to do any of the foregoing, for a period of 180 days after the dater of this prospectus.

Each of the lock-up agreements contain certain exceptions, including the disposition of shares of common stock purchased in open market transactions after the consummation of this offering and the adoption of a Rule 10b5-1 sales plan; provided, in each case, that no filing shall be required under the Exchange Act in connection with the transfer or disposition during the 180-day lock-up period.

The 180-day restricted period described in the preceding paragraph will be extended if:

(1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

(2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event, unless such extension is waived in writing by the Representatives.

Stock Options

As of May 31, 2009, we had outstanding options to purchase 3,206,450 shares of common stock, of which options to purchase 1,877,400 shares were vested. Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding options and options and other awards issuable pursuant to our 2004 Plan, 2007 Plan, and 2009 Plan. See the “Management — Executive Compensation — Stock Option and Other Compensation Plans” section of this prospectus for additional information regarding these plans. Accordingly, shares of our common stock registered under the registration statements will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

Registration Rights

As of May 31, 2009, subject to the lock-up agreements described above, upon the closing of this offering, the holders of an aggregate of 9,937,459 shares of our common stock will have the right to require us to register these shares under the Securities Act under specified circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. See the “Description of Capital Stock — Registration Rights” section of this prospectus for additional information regarding these registration rights.

UNDERWRITING

J.P. Morgan Securities Inc. and Barclays Capital Inc., or the Representatives, are acting as the representatives of the underwriters and joint book-running managers in connection with this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders, and we and the selling stockholders have severally agreed to sell, the respective number of shares of common stock shown opposite its name below:

Number of
Underwriters	Shares

J.P. Morgan Securities Inc.
Barclays Capital Inc.
Thomas Weisel Partners LLC
Piper Jaffray & Co.
RBC Capital Markets Corporation

Total	6,666,667

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material adverse change in our business or in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to 1,000,000 additional shares (750,000 shares from us and 250,000 shares from the selling stockholders). The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us and the selling stockholders, and we and the selling stockholders have severally agreed to sell, for the shares.

Paid by Us	No Exercise	Full Exercise

Per share	$	$
Total	$	$

Paid by the Selling Stockholders	No Exercise	Full Exercise

Per share	$	$
Total	$	$

The Representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $   per share. After the offering, the Representatives may change the offering price and other selling terms.

The expenses of this offering, which are payable by us, are estimated to be approximately $2.1 million (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

We and the selling stockholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of 1,000,000 shares of common stock (750,000 shares from us and 250,000 shares from the selling stockholders) at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 6,666,667 shares of common stock in connection with this offering. To the extent that the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial commitment as indicated in the preceding table, and we and the selling stockholders will be obligated to sell the additional shares of common stock to the underwriters.

Lock-Up Agreements

We, all of our directors and executive officers and holders of substantially all of our outstanding stock, including the selling stockholders, have agreed that, without the prior written consent of the Representatives, we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of our common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for our common stock (except for shares to be sold by the selling stockholders in this offering), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for common stock or any other securities or (4) publicly disclose the intention to do any of the foregoing, for a period of 180 days after the date of this prospectus.

Each of the lock-up agreements contain certain exceptions, including the disposition of shares of common stock purchased in open market transactions after the consummation of this offering and the adoption of a Rule 10b5-1 sales plan; provided, in each case, that no filing shall be required under the Exchange Act in connection with the transfer or disposition during the 180-day lock-up period.

The 180-day restricted period described in the preceding paragraph will be extended if:

(1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

(2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event, unless such extension is waived in writing by the Representatives.

The Representatives, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, the Representatives will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the Representatives and us. In determining the initial public offering price of our common stock, the Representatives will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	an assessment of management and our business potential and earning prospects;

•	the prevailing securities market conditions at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make representation that the Representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the Representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors in deciding whether to purchase any shares of common stock.

The NASDAQ Global Market

Our shares of common stock have been approved for listing on The NASDAQ Global Market under the symbol “LOGM.”

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of their business.

Selling Restrictions

The common stock is being offered for sale in those jurisdictions in the United States, Europe and elsewhere where it is lawful to make such offers.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which have been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running managers for any such offer; or

•	in any other circumstances which do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression “EU Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to and any invitation, offer or agreement to subscribe purchase or otherwise acquire such securities will be enjoyed in only with relevant persons. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

Australia

This prospectus is not a formal disclosure document and has not been lodged with the Australian Securities and Investments Commission, or ASIC. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus for the purposes of Chapter 6D.2 of the Australian Corporations Act 2001, or the Act, in relation to the securities or our company.

This prospectus is not an offer to retail investors in Australia generally. Any offer of securities in Australia is made on the condition that the recipient is a “sophisticated investor” within the meaning of section 708(8) of the Act or a “professional investor” within the meaning of section 708(11) of the Act, or on condition that the offer to that recipient can be brought within the exemption for ‘Small-Scale Offerings’ (within the meaning of section 708(1) of the Act). If any recipient does not satisfy the criteria for these exemptions, no applications for securities will be accepted from that recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of the offer, is personal and may only be accepted by the recipient.

If a recipient on-sells their securities within 12 months of their issue, that person will be required to lodge a disclosure document with ASIC unless either:

•	the sale is pursuant to an offer received outside Australia or is made to a “sophisticated investor” within the meaning of 708(8) of the Act or a “professional investor” within the meaning of section 708(11) of the Act; or

•	it can be established that our company issued, and the recipient subscribed for, the securities without the purpose of the recipient on-selling them or granting, issuing or transferring interests in, or options or warrants over them.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of the issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) or any rules made thereunder.

India

This prospectus has not been and will not be registered as a prospectus with the Registrar of Companies in India. This prospectus or any other material relating to these securities may not be circulated or distributed, directly or indirectly, to the public or any members of the public in India. Further, persons into whose possession this prospectus comes are required to inform themselves about and to observe any such restrictions. Each prospective investor is advised to consult its advisors about the particular consequences to it of an investment in these securities. Each prospective investor is also advised that any investment in these securities by it is subject to the regulations prescribed by the Reserve Bank of India and the Foreign Exchange Management Act and any regulations framed thereunder.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Korea

Our securities may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. Our securities have not been registered with the Financial Supervisory Commission of Korea for public offering in Korea. Furthermore, our securities may not be resold to Korean residents unless the purchaser of our securities complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of our securities.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275 (1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole whole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

By accepting this prospectus, the recipient hereof represents and warrants that he is entitled to receive it in accordance with the restrictions set forth above and agrees to be bound by limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

LEGAL MATTERS

The validity of the shares of common stock offered hereby is being passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts. The underwriters are represented by Ropes & Gray LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph refering to the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, effective January 1, 2007). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Shields & Company, Inc., an independent valuation firm, has performed valuations of the fair value of our common stock. Shields & Company, Inc. has consented to the references to its valuation reports in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus about the contents of any contract, agreement or other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement. Each of theses statements is qualified in all respects by this reference.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s public reference room. In addition, the SEC maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet website. Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports, proxy statements and other information with the SEC.

This prospectus includes statistical data that were obtained from industry publications. These industry publications generally indicate that the authors of these publications have obtained information from sources believed to be reliable but do not guarantee the accuracy and completeness of their information. While we believe these industry publications to be reliable, we have not independently verified their data.

LOGMEIN, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Financial Statements:
Consolidated Balance Sheets as of December 31, 2007 and 2008 and March 31, 2009 (unaudited) and Pro Forma Consolidated Balance Sheet as of March 31, 2009 (unaudited)	F-3
Consolidated Statement of Operations for the Years Ended December 31, 2006, 2007, and 2008 and the Three Months Ended March 31, 2008 (unaudited) and 2009 (unaudited)	F-4
Consolidated Statements of Redeemable Convertible Preferred Stock, Stockholders’ Deficit and Comprehensive Income (Loss) for the Years Ended December 31, 2006, 2007 and 2008 and the Three Months Ended March 31, 2009 (unaudited)
F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2006, 2007 and 2008 and the Three Months Ended March 31, 2008 (unaudited) and 2009 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
LogMeIn, Inc.
Woburn, Massachusetts

We have audited the accompanying consolidated balance sheets of LogMeIn, Inc. and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, redeemable convertible preferred stock, stockholders’ deficit and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of LogMeIn, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, effective January 1, 2007.

/s/  Deloitte & Touche LLP

Boston, Massachusetts
February 19, 2009 (June 25, 2009 as to Note 16)

LogMeIn, Inc.

Consolidated Balance Sheets

			March 31, 2009
	December 31,			Pro Forma
	2007	2008	Actual	(Note 2)
			(Unaudited)	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$18,676,421	$22,912,981	$27,079,052	$27,079,052
Accounts receivable (including $750,000, $0 and $0 due from related party at December 31, 2007 and 2008 and March 31, 2009, respectively), net of allowance for doubtful accounts of approximately $55,000, $69,000 and $69,000 as of December 31, 2007 and 2008 and March 31, 2009, respectively	3,238,318	4,700,616	4,049,884	4,049,884
Prepaid expenses and other current assets (including $149,578 and $192,982 of non-trade receivable due from related party at December 31, 2008 and March 31, 2009, respectively)	680,880	1,665,305	1,485,954	1,485,954

Total current assets	22,595,619	29,278,902	32,614,890	32,614,890
Property and equipment, net	2,261,078	4,000,497	4,144,168	4,144,168
Restricted cash	130,079	592,038	549,300	549,300
Acquired intangibles, net	2,236,784	1,493,850	1,308,116	1,308,116
Goodwill	615,299	615,299	615,299	615,299
Deferred offering costs	463,181	1,412,009	1,473,437	1,473,437
Other assets	—	22,359	18,071	18,071

Total assets	$28,302,040	$37,414,954	$40,723,281	$40,723,281

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Note payable, current portion	$1,192,321	$—	$—	$—
Accounts payable	2,668,228	1,504,448	1,803,873	1,803,873
Accrued expenses	3,236,288	5,197,843	4,933,264	4,933,264
Deferred revenue, current portion	15,014,976	25,257,316	26,137,989	26,137,989

Total current liabilities	22,111,813	31,959,607	32,875,126	32,875,126
Deferred revenue, net of current portion	1,089,018	3,101,095	2,871,702	2,871,702
Other long-term liabilities	36,804	130,358	132,774	132,774

Total liabilities	23,237,635	35,191,060	35,879,602	35,879,602

Commitments and contingencies (Note 14)
Redeemable convertible preferred stock, par value $0.01 per share; 30,901,343 shares authorized at December 31, 2007 and 2008 and March 31, 2009; none issued or outstanding pro forma (unaudited)
Series A — designated, issued, and outstanding 17,010,413 shares at December 31, 2007 and 2008 and March 31, 2009 (liquidation value of $9,857,534 at December 31, 2008 and March 31, 2009 and redemption values of $13,178,943 and $13,373,561 at December 31, 2008 and March 31, 2009, respectively)	11,590,298	12,500,967	12,745,975	—
Series B — designated 11,668,707 shares; issued and outstanding 11,668,703 shares at December 31, 2007 and 2008 and March 31, 2009 (liquidation value of $9,509,993 at December 31, 2008 and March 31, 2009 and redemption values of $11,846,585 and $12,034,180 at December 31, 2008 and March 31, 2009, respectively)	10,914,780	11,628,984	11,821,115	—
Series B-1 — designated, issued, and outstanding 2,222,223 shares at December 31, 2007 and 2008 and March 31, 2009 (liquidation value of $10,000,004 at December 31, 2008 and March 31, 2009 and redemption values of $10,810,963 and $11,008,224 at December 31, 2008 and March 31, 2009, respectively)	9,989,962	10,713,318	10,907,249	—

Total redeemable convertible preferred stock	32,495,040	34,843,269	35,474,339	—

Stockholders’ equity (deficit):
Common stock, $0.01 par value — 20,022,752 shares authorized as of December 31, 2007 and 2008 and March 31, 2009; 3,891,978, 3,980,278 and 4,020,278 shares outstanding as of December 31, 2007 and 2008 and March 31, 2009, respectively; 20,022,752 shares authorized, $0.01 par value; 16,380,801 shares issued and outstanding pro forma (unaudited)	97,300	99,507	100,507	224,112
Additional paid-in capital	—	251,344	239,171	35,589,905
Accumulated deficit	(27,578,168)	(32,980,213)	(30,847,142)	(30,847,142)
Accumulated other comprehensive income (loss)	50,233	9,987	(123,196)	(123,196)

Total stockholders’ equity (deficit)	(27,430,635)	(32,619,375)	(30,630,660)	4,843,679

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$28,302,040	$37,414,954	$40,723,281	$40,723,281

See notes to consolidated financial statements.

LogMeIn, Inc.

Consolidated Statements of Operations

	Years Ended December 31,			Three Months Ended March 31,
	2006	2007	2008	2008	2009
				(Unaudited)	(Unaudited)

Revenue (including $3,036,000 and $1,518,000 from a related party during the year ended December 31, 2008 and the three months ended March 31, 2009, respectively)	$11,307,416	$26,998,592	$51,723,453	$9,918,999	$17,196,838
Cost of revenue	2,033,143	3,925,311	5,970,260	1,343,009	1,743,986

Gross profit	9,274,273	23,073,281	45,753,193	8,575,990	15,452,852

Operating expenses
Research and development	3,231,644	6,661,336	11,996,947	2,575,142	3,004,203
Sales and marketing	10,049,846	19,488,123	31,631,080	7,553,718	8,445,485
General and administrative	2,945,568	3,610,850	6,583,317	1,600,945	1,655,980
Legal settlements	—	2,225,000	600,000	450,000	—
Amortization of acquired intangibles	141,037	327,715	327,715	81,929	81,929

Total operating expenses	16,368,095	32,313,024	51,139,059	12,261,734	13,187,597

Income (loss) from operations	(7,093,822)	(9,239,743)	(5,385,866)	(3,685,744)	2,265,255
Interest income	454,689	425,284	276,439	112,746	17,023
Interest expense	(89,628)	(164,495)	(60,094)	(28,953)	(380)
Other (expense) income	27,743	(25,273)	(110,519)	5,649	(59,487)

Income (loss) before income taxes	(6,701,018)	(9,004,227)	(5,280,040)	(3,596,302)	2,222,411
Provision for income taxes	—	(50,257)	(122,005)	(47,090)	(89,340)

Net income (loss)	(6,701,018)	(9,054,484)	(5,402,045)	(3,643,392)	2,133,071

Accretion of redeemable convertible preferred stock	(1,789,905)	(1,919,366)	(2,348,229)	(587,057)	(631,070)

Net income (loss) attributable to common stockholders	$(8,490,923)	$(10,973,850)	$(7,750,274)	$(4,230,449)	$1,502,001

Net income (loss) attributable to common stockholders per share:
Basic	$(2.47)	$(2.98)	$(1.97)	$(1.09)	$0.09
Diluted	$(2.47)	$(2.98)	$(1.97)	$(1.09)	$0.11
Weighted average shares outstanding used in computing per share amounts:
Basic	3,434,283	3,685,656	3,933,446	3,897,562	3,987,430
Diluted	3,434,283	3,685,656	3,933,446	3,897,562	17,103,216
Pro forma net income (loss) attributable to common stockholders per share (unaudited):
Basic			$(0.33)		$0.13
Diluted			$(0.33)		$0.10
Pro forma weighted average common shares outstanding used in computing per share amounts (unaudited):
Basic			16,293,969		16,347,953
Diluted			16,293,969		18,116,225

See notes to consolidated financial statements.

LogMeIn, Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock, Stockholders’ Deficit and Comprehensive Income (Loss)

	Series A		Series B
	Redeemable		Redeemable		Series B-1 Redeemable		Total Redeemable
	Convertible		Convertible		Convertible		Convertible						Accumulated
	Preferred Stock		Preferred Stock		Preferred Stock		Preferred Stock		Common Stock		Additional		Other	Total
	Number of		Number of		Number of		Number of		Number of		Paid-In	Accumulated	Comprehensive	Stockholders’	Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Income (Loss)	Deficit	Income (Loss)
Balance at January 1, 2006	17,010,413	$9,378,467	11,668,703	$9,427,226	—	$—	28,679,116	$18,805,693	3,426,786	$85,670	$—	$(9,266,257)	$(10,067)	$(9,190,654)
Issuance of common stock	—	—	—	—	—	—	—	—	26,000	650	31,849	—	—	32,499
Accretion of Redeemable Convertible Preferred Stock to redemption value	—	1,065,806	—	724,099	—	—	—	1,789,905	—	—	(100,274)	(1,689,631)	—	(1,789,905)
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	68,425	—	—	68,425
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	—	—	—	(6,701,018)	—	(6,701,018)	$(6,701,018)
Cumulative translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	26,212	26,212	26,212

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	$(6,674,806)

Balance at December 31, 2006	17,010,413	10,444,273	11,668,703	10,151,325	—	—	28,679,116	20,595,598	3,452,786	86,320	—	(17,656,906)	16,145	(17,554,441)
Issuance of common stock	—	—	—	—	—	—	—	—	439,192	10,980	538,020	—	—	549,000
Sale of Series B-1 Redeemable Convertible Preferred Stock , net of issuance costs of $19,928	—	—	—	—	2,222,223	9,980,076	2,222,223	9,980,076	—	—	—	—	—	—
Accretion of Redeemable Convertible Preferred Stock to redemption value	—	1,146,025	—	763,455	—	9,886	—	1,919,366	—	—	(1,052,588)	(866,778)	—	(1,919,366)
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	514,568	—	—	514,568
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	—	—	—	(9,054,484)	—	(9,054,484)	$(9,054,484)
Cumulative translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	34,088	34,088	34,088

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	$(9,020,396)

Balance at December 31, 2007	17,010,413	11,590,298	11,668,703	10,914,780	2,222,223	9,989,962	30,901,339	32,495,040	3,891,978	97,300	—	(27,578,168)	50,233	(27,430,635)
Issuance of common stock	—	—	—	—	—	—	—	—	88,300	2,207	108,168	—	—	110,375
Accretion of Redeemable Convertible Preferred Stock to redemption value	—	910,669	—	714,204	—	723,356	—	2,348,229	—	—	(2,348,229)	—	—	(2,348,229)
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	2,491,405	—	—	2,491,405
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	—	—	—	(5,402,045)	—	(5,402,045)	$(5,402,045)
Cumulative translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	(40,246)	(40,246)	(40,246)

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	$(5,442,291)

Balance at December 31, 2008	17,010,413	12,500,967	11,668,703	11,628,984	2,222,223	10,713,318	30,901,339	34,843,269	3,980,278	99,507	251,344	(32,980,213)	9,987	(32,619,375)
Issuance of common stock (unaudited)	—	—	—	—	—	—	—	—	40,000	1,000	49,000	—	—	50,000
Accretion of Redeemable Convertible Preferred Stock to redemption value (unaudited)	—	245,008	—	192,131	—	193,931	—	631,070	—	—	(631,070)	—	—	(631,070)
Stock-based compensation (unaudited)	—	—	—	—	—	—	—	—	—	—	569,897	—	—	569,897
Comprehensive income:	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income (unaudited)	—	—	—	—	—	—	—	—	—	—	—	2,133,071	—	2,133,071	$2,133,071
Cumulative translation adjustments (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	(133,183)	(133,183)	(133,183)

Total comprehensive income (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	$1,999,888

Balance at March 31, 2009 (unaudited)	17,010,413	$12,745,975	11,668,703	$11,821,115	2,222,223	$10,907,249	30,901,339	$35,474,339	4,020,278	$100,507	$239,171	$(30,847,142)	$(123,196)	$(30,630,660)

See notes to consolidated financial statements.

LogMeIn, Inc.

Consolidated Statements of Cash Flows

	Years Ended December 31,			Three Months Ended March 31,
	2006	2007	2008	2008	2009
				(Unaudited)	(Unaudited)

Cash flows from operating activities
Net income (loss)	$(6,701,018)	$(9,054,484)	$(5,402,045)	$(3,643,392)	$2,133,071
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities
Depreciation and amortization	805,714	1,704,355	2,403,057	500,627	719,384
Provision for bad debts	52,190	47,000	79,000	15,000	15,000
Deferred income tax expense	—	24,629	16,669	4,130	4,130
Stock-based compensation	68,425	514,568	2,748,925	599,140	608,178
Loss on disposal of equipment	29,725	—	—	—	—
Discount on note payable	89,628	161,238	57,679	25,234	—
Changes in assets and liabilities:
Accounts receivable	(689,717)	(1,947,819)	(1,541,298)	614,131	635,733
Prepaid expenses and other current assets	(236,385)	(286,704)	(1,027,534)	(1,554,546)	227,043
Other assets	—	—	(22,359)	(6,580)	4,288
Accounts payable	209,659	1,976,208	(1,254,196)	13,931	(77,778)
Accrued expenses	987,162	1,467,469	1,734,656	1,357,298	(519,767)
Deferred revenue	4,439,518	8,815,678	12,254,417	2,933,401	651,279
Other long-term liabilities	56,308	(44,133)	83,959	49,248	2,688

Net cash (used in) provided by operating activities	(888,791)	3,378,005	10,130,930	907,622	4,403,249

Cash flows from investing activities
Purchases of property and equipment	(1,342,616)	(1,671,633)	(3,313,004)	(1,014,766)	(207,084)
Cash paid toward the purchase of Applied Networking	(1,729,952)	—	—	—	—
(Increase) decrease in restricted cash and deposits	(79,703)	(23,737)	(461,959)	(180,008)	—

Net cash used in investing activities	(3,152,271)	(1,695,370)	(3,774,963)	(1,194,774)	(207,084)

Cash flows from financing activities
Proceeds from sale of redeemable convertible preferred stock — net of issuance costs	—	9,980,076	—	—	—
Proceeds from issuance of common stock	32,499	549,000	110,375	13,126	50,000
Payments on note payable	—	(1,250,000)	(1,250,000)	—	—
Payments of issuance costs for proposed initial public offering of common stock	—	(314,400)	(961,864)	(630,766)	(1,583)

Net cash provided by (used in) financing activities	32,499	8,964,676	(2,101,489)	(617,640)	48,417

Effect of exchange rate changes on cash and cash equivalents and restricted cash	29,054	46,590	(17,918)	50,936	(78,511)

Net increase (decrease) in cash and cash equivalents	(3,979,509)	10,693,901	4,236,560	(853,856)	4,166,071
Cash and cash equivalents, beginning of period	11,962,029	7,982,520	18,676,421	18,676,421	22,912,981

Cash and cash equivalents, end of period	$7,982,520	$18,676,421	$22,912,981	$17,822,565	$27,079,052

Supplemental disclosure of cash flow information
Cash paid for interest	$108	$109,092	$205,123	$3,719	$666
Noncash investing and financing activities
Purchases of property and equipment included in accounts payable and accrued expenses	$—	$290,616	$219,084	$201,537	$697,860
Accretion of reedemable convertible preferred stock	$1,789,905	$1,919,366	$2,348,229	$587,057	$631,070
Issuance of notes payable in conjuction with the acquisition of Applied Networking	$2,191,455	$—	$—	$—	$—
Deferred stock offering costs included in accounts payable and accrued expenses	$—	$148,781	$135,745	$83,219	$197,100

See notes to consolidated financial statements.

LogMeIn, Inc.

Notes to Consolidated Financial Statements
(Information as of March 31, 2009 and for the three months ended March 31, 2008 and 2009 is unaudited)

1.	Nature of the Business

LogMeIn, Inc. (the “Company”) was originally formed as a Bermuda limited liability company in February 2003. In August 2004, the Company was reorganized as a Delaware corporation. The Company develops and markets a suite of remote access and support solutions that provide instant, secure connections between internet enabled devices. The Company’s product line includes Gravitytm, LogMeIn® Free®, LogMeIn® Pro®, LogMeIn® IT Reach®, LogMeIn® Rescue®, LogMeIn® Rescue+Mobiletm, LogMeIn® Backuptm, LogMeIn® Ignitiontm, LogMeIn® Hamachitm, and RemotelyAnywhere®. The Company is based in Woburn, Massachusetts with wholly-owned subsidiaries in Budapest, Hungary, Amsterdam, The Netherlands, and Sydney, Australia.

The Company is subject to a number of risks associated with emerging, technology-based companies. Principal among these are the risks associated with marketing the Company’s products, dependence upon key individuals, competition from larger, more financially independent competitors, and the possible need to obtain additional financing to fund future operations. The Company has funded its operations to date primarily through the sale of redeemable convertible preferred stock and cash flows from operations. The Company’s management believes that working capital as of March 31, 2009, and the working capital that is expected to be generated from operations, will be sufficient to fund the Company’s planned operations through the next twelve months.

2.	Summary of Significant Accounting Polices

Principles of Consolidation — The accompanying consolidated financial statements include the results of operations of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. The Company has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America.

Unaudited Pro Forma Information — The unaudited pro forma balance sheet as of March 31, 2009 reflects the conversion of all outstanding shares of preferred stock as of that date into shares of common stock, an event which will occur upon the closing of the Company’s proposed public offering. Unaudited pro forma net income (loss) per share is computed using the weighted average number of common shares outstanding, including the pro forma effect of the conversion of all preferred stock during the three months ended March 31, 2009 into shares of the Company’s common stock as if such conversion had occurred at the date of original issuance and compensation expense of $338,000 related to 180,000 performance based stock options that will vest if the Company’s market capitalization upon completion of its initial public offering is greater than $400 million. Incremental common shares issuable to the holders of series B-1 redeemable convertible preferred stock in the event that a mandatory conversion occurs with an offering price less than $11.25 per common share have been excluded from the pro forma calculations and information as the conditions that would require such issuance are not considered probable of occurring.

Unaudited Interim Financial Statements — The accompanying unaudited March 31, 2009 consolidated balance sheet and the consolidated statements of redeemable convertible preferred stock, stockholders’ deficit and comprehensive income (loss) and cash flows for the three months ended March 31, 2009 and the consolidated statements of operations and cash flows for the three months ended March 31, 2009 and March 31, 2008 and the related interim information contained within the notes to the consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission for interim financial information. Accordingly, they do not include all of the information and the notes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, consisting of normal and recurring adjustments, necessary for the fair presentation of the Company’s financial position at March 31, 2009 and results of its operations and its cash flows for the three months ended March 31, 2008 and 2009. The results for the three months ended March 31, 2009 are not necessarily indicative of future results.

Use of Estimates — The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results could differ from those estimates.

Cash Equivalents and Restricted Cash — Cash equivalents consist of highly liquid investments with an original or remaining maturity of less than three months at the date of purchase. As of December 31, 2008 and March 31, 2009, cash equivalents consist of investments in money market funds which primarily invest in U.S. Treasury obligations. Cash equivalents are stated at cost, which approximates fair value.

As of December 31, 2007 and 2008 and March 31, 2009, the Company had a certificate of deposit in the amount of $5,079, $229,353 and $230,614, respectively, serving as security for a corporate credit card. In addition, the Company had a letter of credit of $125,000 at December 31, 2007 and 2008 and March 31, 2009 from a bank. The letter of credit was issued in lieu of a security deposit on its Woburn, Massachusetts office lease. The letter of credit is secured by a certificate of deposit in the same amount which is held at the same financial institution. In November 2008, the Company entered into a new agreement to lease office space in Budapest, Hungary which required the Company to establish a security deposit with a bank in the amount of 45,359,642 HUF (which totaled $237,685 at December 31, 2008 and $193,686 at March 31, 2009). Such amounts are classified as long-term restricted cash in the accompanying consolidated balance sheets.

Accounts Receivable — The Company reviews accounts receivable on a periodic basis to determine if any receivables will potentially be uncollectible. Estimates are used to determine the amount of the allowance for doubtful accounts necessary to reduce accounts receivable to its estimated net realizable value. The estimates are based on an analysis of past due receivables and historical bad debt trends. After the Company has exhausted all collection efforts, the outstanding receivable is written off against the allowance.

Activity in the allowance for doubtful accounts was as follows:

				Three Months Ended
	December 31,			March 31,
	2006	2007	2008	2009
				(Unaudited)

Balance, beginning	$61,741	$52,183	$55,316	$69,266
Provision for bad debt	52,190	47,000	79,000	15,000
Uncollectible accounts written off	(61,748)	(43,867)	(65,050)	(14,877)

Balance, ending	$52,183	$55,316	$69,266	$69,389

Property and Equipment — Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets. Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is reflected in the consolidated statements of operations. Expenditures for maintenance and repairs are charged to expense as incurred.

Estimated useful lives of assets are as follows:

Computer equipment and software	2—3 years
Office equipment	3 years
Furniture and fixtures	5 years
Leasehold Improvements	Shorter of lease term or estimated useful life

Goodwill — Goodwill is the excess of the acquisition price over the fair value of the tangible and identifiable intangible assets acquired related to the Applied Networking acquisition (See Note 4). The Company does not amortize goodwill, but performs an annual impairment test of goodwill on the last day of its fiscal year and whenever events and circumstances indicate that the carrying amount of goodwill may exceed its fair value. The Company operates as a single operating segment with one reporting unit and consequently evaluates goodwill for impairment based on an evaluation of the fair value of the Company as a whole. Through March 31, 2009, no impairments have occurred.

Deferred Offering Costs — Costs directly associated with the Company’s proposed initial public offering (the “Offering”) of common stock have been deferred. The Company filed its initial Form S-1 with the Securities and Exchange Commission on January 11, 2008 and has continued to file amendments to Form S-1 based upon the Company’s belief that the Offering will be completed. Upon completion of the Offering, such costs will be recorded as a reduction of the proceeds received in arriving at the amount to be recorded in stockholders’ deficit. If a successful offering no longer appears probable, such costs will be expensed.

Long-Lived Assets and Intangible Assets — The Company records acquired intangible assets at their respective estimated fair values at the date of acquisition. Acquired intangible assets are being amortized using the straight-line method over their estimated useful lives, which range from four to five years.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets, including intangible assets, may not be recoverable. When such events occur, the Company compares the carrying amounts of the assets to their undiscounted expected future cash flows. If this comparison indicates that there is impairment, the amount of the impairment is calculated as the difference between the carrying value and fair value. Through December 31, 2008 and March 31, 2009, the Company believes that no impairments have occurred.

Revenue Recognition — The Company derives revenue primarily from subscription fees related to its LogMeIn premium services and from the licensing of its RemotelyAnywhere software and related maintenance.

The Company recognizes revenue from its LogMeIn premium services following the guidance of the Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition in Financial Statements, the American Institute of Certified Public Accountants’ (“AICPA”) Statement of Position (“SOP”) No. 97-2, Software Revenue Recognition, and Emerging Issues Task Force (“EITF”) Issue No. 00-03, Application of AICPA Statement of Position No. 97-2 to Arrangements that Include the Right to Use Software Stored on Another Entity’s Hardware, which applies when the software being provided cannot be run on another entity’s hardware or customers do not have the right to take possession of the software and use it on another entity’s hardware. Revenue is recognized on a daily basis over the subscription term as the services are delivered, provided that there is persuasive evidence of an arrangement, the fee is fixed or determinable and collectability is deemed probable. Subscription periods range from monthly to four years, but are generally one year in duration.

The Company recognizes revenue from the bundled delivery of its RemotelyAnywhere software product and related maintenance in accordance with the AICPA’s SOP No. 97-2, Software Revenue Recognition, as amended by SOP No. 98-9, Modification of SOP 97-2 With Respect to Certain Transactions. As the Company does not currently have vendor-specific objective evidence of the fair value of its maintenance arrangements, the Company recognizes license and maintenance revenue ratably, on a daily basis, over the term of the maintenance contract, generally one year, when there is persuasive evidence of an arrangement, the product has been provided to the customer, the collection of the fee is probable, and the amount of fees to be paid by the customer is fixed or determinable.

The Company recognizes revenue under multi-element agreements in accordance with SAB No. 104 and SOP 97-2. The terms of these agreements typically include multiple deliverables by the Company such as subscription and professional services, including development services. Agreements with multiple element deliverables are analyzed to determine if fair value exists for each element on a stand-alone basis. If the fair value of each deliverable is determinable then revenue is recognized separately when or as the services are delivered, or if applicable, when milestones associated with the deliverable are achieved and accepted by the customer. If the fair value of any of the undelivered performance obligations cannot be determined, the arrangement is accounted for as a single element and the Company recognizes revenue on a straight-line basis over the period in which the Company expects to complete its performance obligations under the agreement.

Deferred Revenue — Deferred revenue primarily consists of billings and payments received in advance of revenue recognition. The Company primarily bills and collects payments from customers for products and services in advance on a monthly and annual basis. Deferred revenue to be recognized in the next twelve months is included in current deferred revenue, and the remaining amounts are included in long-term deferred revenue in the consolidated balance sheets.

Concentrations of Credit Risk and Significant Customers — The Company’s principal credit risk relates to its cash, cash equivalents, restricted cash, and accounts receivable. Cash, cash equivalents, and restricted cash are deposited primarily with financial institutions that management believes to be of high-credit quality. To manage accounts receivable credit risk, the Company regularly evaluates the creditworthiness of its customers and maintains allowances for potential credit losses. To date, losses resulting from uncollected receivables have not exceeded management’s expectations.

As of December 31, 2006, and for the year then ended, there were no customers that represented 10% or more of accounts receivable or revenue. As of December 31, 2007, one customer accounted for 23% of accounts receivable, and no customers accounted for more than 10% of revenue for the year then ended. As of December 31, 2008, and for the year then ended, there were no customers that represented 10% or more of accounts receivable or revenue. As of March 31, 2009, one customer accounted for 12% of accounts receivable, and no customers accounted for more than 10% of revenue for the three months ended March 31, 2008 and 2009.

Research and Development — Research and development expenditures are expensed as incurred.

Software Development Costs — The Company accounts for software development costs, including costs to develop software products or the software components of our solutions to be marketed to external users, as well as software programs to be used solely to meet its internal needs, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 86, Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed, and SOP No. 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use. The Company has determined that technological feasibility of its software products and the software component of its solutions to be marketed to external users is reached shortly before their introduction to the marketplace. As a result, development costs incurred after the establishment of technological feasibility and before their release to the marketplace have not been material, and such costs have been expensed as incurred. In addition, costs incurred during the application development stage for software programs to be used solely to meet the Company’s internal needs have not been material.

Foreign Currency Translation — The financial statements of the Company’s foreign subsidiaries are translated in accordance with SFAS No. 52, Foreign Currency Translation. The functional currency of operations outside the United States of America is deemed to be the currency of the local country. Accordingly, the assets and liabilities of the Company’s foreign subsidiaries are translated into United States dollars using the period-end exchange rate, and income and expense items are translated using the average exchange rate during the period. Cumulative translation adjustments are reflected as a separate component of stockholders’ deficit. Foreign currency transaction gains and losses are charged to operations. The Company had foreign currency transaction losses of $110,519 and $59,487 for the year ended December 31, 2008 and the three months ended March 31, 2009, respectively. Foreign currency transaction gains and losses were insignificant for all other periods presented.

Stock-Based Compensation — Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123 (revised 2004), Share-Based Payment, (“SFAS No. 123R”) which supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R requires that stock-based compensation be measured and recognized as an expense in the financial statements and that such expense be measured at the grant date fair value. The Company adopted SFAS No. 123R using the prospective transition method, which requires compensation expense to be recognized on a prospective basis, and therefore, prior period financial statements have not been restated. Compensation expense recognized relates to stock options granted, modified, repurchased or cancelled on or after January 1, 2006. Stock options granted to employees prior to that time continue to be accounted for using the intrinsic value method. Under the intrinsic value method, compensation associated with stock awards to employees was determined as the difference, if any, between the fair value of the underlying common stock on the date compensation is measured, generally the grant date, and the price an employee must pay to exercise the award.

Income Taxes — Deferred income taxes are provided for the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and operating loss carryforwards and credits using enacted tax rates expected to be in effect in the years in which the differences are expected to reverse. Valuation allowances are recorded to reduce the net deferred tax assets to amounts the Company believes are more likely than not to be realized. The Company provides reserves for potential payments of tax to various tax authorities related to uncertain tax positions and other issues. Prior to January 1, 2007, these reserves were recorded when management determined that it was probable that a loss would be incurred related to these matters and the amount of such loss was reasonably determinable. As of January 1, 2007 the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes (“FIN No. 48”). As a result, reserves are based on a determination of whether and how much of a tax benefit taken by the Company in its tax filings or positions is more likely than not to be realized following resolution of any potential contingencies present related to the tax benefit. Potential interest and penalties associated with such uncertain tax positions are recorded as a component of income tax expense. Through December 31, 2008 and March 31, 2009, the Company has not identified any material uncertain tax positions for which reserves would be required, and adoption of FIN No. 48 did not have an effect on the consolidated financial statements.

Advertising Costs — The Company expenses advertising costs as incurred. Advertising expense for the years ended 2006, 2007 and 2008, was approximately $4,419,000, $9,101,000 and $11,688,000 respectively, which consisted primarily of online paid searches and banner advertising and is included in sales and marketing expense in the accompanying consolidated statements of operations. Advertising expense for the three months ended March 31, 2008 and 2009 was approximately $2,758,000 and $2,475,000, respectively.

Comprehensive Income (Loss) — Comprehensive income (loss) is the change in stockholders’ deficit during a period relating to transactions and other events and circumstances from non-owner sources and currently consists of net income (loss) and foreign currency translation adjustments.

Segment Data — Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision making group, in making decisions regarding resource allocation and assessing performance. The Company, which uses consolidated financial information in determining how to allocate resources and assess performance, has determined that it operates in one segment. The Company does not disclose geographic information for revenue and long lived assets as it is impractical to calculate revenue by geography and aggregate long lived assets located outside the United States do not exceed 10% of total assets.

Net Income (Loss) Attributable to Common Stockholders Per Share — The Company follows EITF 03-06, Participating Securities and the Two-Class Method under FASB Statement 128 (“EITF 03-06”), which established standards regarding the computation of net income (loss) per share by companies that have issued securities other than common stock that contractually entitle the holders to participate in dividends and earnings of the company. EITF 03-06 requires earnings available to common shareholders for the period, after a deduction for preferred stock accretion, to be allocated between common and convertible securities based upon their respective rights to receive dividends. Basic net income (loss) attributable to common stockholders per share is computed using the if-converted method by dividing the net income (loss) attributable to common shareholders by the weighted average number common shares and participating convertible securities outstanding for the period. For periods in which the Company has reported net losses, diluted net loss per common share is the same as basic net (loss) per common share, since the Company’s preferred stock does not participate in losses. EITF 03-06 does not require the presentation of basic and diluted net income (loss) per share for securities other than common stock; therefore, the weighted average shares outstanding used in computing basic net income per share amounts disclosed within the consolidated statements of operations includes only the Company’s common stock. Diluted net income per common share for the three months ended March 31, 2009 reflects the number of additional common shares that would have been outstanding if dilutive common shares had been issued, including common stock options and convertible preferred stock, using the treasury stock method and the if converted method.

The following potential common shares were excluded from the computation of diluted net income (loss) per share attributable to common stockholders because they had an antidilutive impact.

				Three Months	Three Months
				Ended	Ended
	Years Ended December 31,			March 31,	March 31,
	2006	2007	2008	2008	2009
				(Unaudited)	(Unaudited)

Options to purchase common stock	2,183,950	3,046,000	3,209,650	3,173,000	1,234,700
Conversion of redeemable convertible preferred stock	11,471,634	12,360,523	12,360,523	12,360,523	888,889

Total options and conversion of convertible preferred stock	13,655,584	15,406,523	15,570,173	15,533,523	2,123,589

Basic and diluted net income per share was calculated as follows:

Three Months
Ended
March 31,
2009
(Unaudited)

Basic net income per share
Numerator
Net income attributable to common stockholders	$1,502,001

Denominator
Weighted average common shares outstanding, basic	3,987,430
Add: Conversion of redeemable convertible preferred stock	12,360,523

Weighted average common shares outstanding, basic	16,347,953

Dilutive net income per share
Numerator
Net income attributable to common stockholders	$1,502,001
Add: Accretion of redeemable convertible preferred stock	437,139

Net income	$1,939,140

Denominator
Weighted average common shares outstanding	3,987,430
Add: Options to purchase common shares	1,644,152
Add: Conversion of redeemable convertible preferred stock	11,471,634

Weighted average common shares outstanding, diluted	17,103,216

Net income attributable to common stockholders per share:
Basic	$0.09

Diluted	$0.11

Pro forma basic and dilutive net income (loss) per share was calculated as follows:

	Year Ended	Three Months Ended
	December 31,	March 31,
	2008	2009
		(Unaudited)

Pro forma basic income (loss) per share
Numerator
Net income (loss) attributable to common stockholders	$(7,750,274)	$1,502,001
Add: Accretion of redeemable convertible preferred stock	2,348,229	631,070

Pro forma net income (loss)	$(5,402,045)	$2,133,071

Denominator
Weighted average shares outstanding used in computing per share amounts	3,933,446	3,987,430
Add: Adjustment to reflect assumed weighted effect of conversion of redeemable convertible preferred stock	12,360,523	12,360,523

Pro forma weighted average shares outstanding used in computing per share amounts	16,293,969	16,347,953

Pro forma basic net income (loss) per share:	$(0.33)	$0.13

Pro forma diluted income (loss) per share
Numerator
Net income (loss) attributable to common stockholders	$(7,750,274)	$1,502,001
Add: Accretion of redeemable convertible preferred stock	2,348,229	631,070
Less: Stock based compensation	—	(338,000)

Pro forma net income (loss)	$(5,402,045)	$1,795,071

Denominator
Weighted average shares outstanding used in computing per share amounts	3,933,446	3,987,430
Add: Options to purchase common shares	—	1,768,272
Add: Adjustment to reflect assumed weighted effect of conversion of redeemable convertible preferred stock	12,360,523	12,360,523

Pro forma weighted average shares outstanding used in computing per share amounts	16,293,969	18,116,225

Pro forma diluted net income (loss) per share:	$(0.33)	$0.10

Guarantees and Indemnification Obligations — As permitted under Delaware law, the Company has agreements whereby the Company indemnifies certain of its officers and directors for certain events or occurrences while the officer or director is, or was, serving at the Company’s request in such capacity. The term of the indemnification period is for the officer’s or director’s lifetime. As permitted under Delaware law, the Company also has similar indemnification obligations under its certificate of incorporation and by-laws. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has director’s and officer’s insurance coverage that the Company believes limits its exposure and enables it to recover a portion of any future amounts paid.

The Company’s agreements with customers generally require the Company to indemnify the customer against claims in which the Company’s products infringe third-party patents, copyrights, or trademarks and indemnify against product liability matters. The term of these indemnification agreements is generally perpetual. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited.

Through December 31, 2008 and March 31, 2009 the Company had not experienced any losses related to these indemnification obligations and no claims with respect thereto were outstanding. The Company does not expect significant claims related to these indemnification obligations and, consequently, concluded that the fair value of these obligations is negligible, and no related reserves were established.

Recently Issued Accounting Pronouncements — In September 2006, the FASB issued SFAS No. 157, Fair Valve Measurements, which establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Company adopted SFAS No. 157 for financial assets and liabilities on January 1, 2008 which did not have a material impact on its financial statements. The Company adopted SFAS No. 157 for non-financial assets and liabilities on January 1, 2009 and there was no quantitative impact due to the adoption of SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115. SFAS No. 159 allows entities to choose to measure many financial instruments and certain other items at fair value. The Company adopted SFAS No. 159 on January 1, 2008 and did not designate any financial instruments for fair value accounting under this standard, and therefore, the adoption of SFAS No. 159 did not have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations, which replaces SFAS No. 141, Business Combinations. SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. The Company adopted SFAS No. 141(R) on January 1, 2009. Except for certain tax adjustments for prior business combinations, the impact of adopting SFAS No. 141(R) will be limited to business combinations occurring after January 1, 2009.

3.	Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments, including cash equivalents, restricted cash, accounts receivable, and accounts payable, approximate their fair values due to their short maturities. The Company applies the provisions of SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles in the United States and expands disclosure about fair value measurements. The Company’s financial assets and liabilities are measured using inputs from the three levels of the fair value hierarchy. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The three levels are as follows:

Level 1: Unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date.

Level 2: Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Unobservable inputs that reflect the Company’s assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table summarizes the basis used to measure certain of the Company’s financial assets that are carried at fair value:

Basis of Fair Value Measurement
Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	Balance at	Identical	Observable	Unobservable
	December 31,	Items	Inputs	Inputs
	2008	(Level 1)	(Level 2)	(Level 3)

Cash equivalents — money market funds	$19,322,320	$19,322,320	$—	$—

Basis of Fair Value Measurement
Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	Balance at	Identical	Observable	Unobservable
	March 31,	Items	Inputs	Inputs
	2009	(Level 1)	(Level 2)	(Level 3)
(Unaudited)

Cash equivalents — money market funds	$23,332,422	$23,332,422	$—	$—

4.	Acquisition

On July 26, 2006, the Company purchased substantially all of the assets of Applied Networking, Inc., a Canadian corporation, in order to expand the Company’s product and service offerings and customer base. In connection with the acquisition, the Company acquired the patent-pending Hamachi technology, a virtual private networking service. The operating results of Applied Networking, Inc., are included in the consolidated financial statements beginning on the acquisition date. The operations of Applied Networking, Inc. prior to the acquisition were negligible.

The purchase price was $4,190,000, payable in three installments as follows:

July 26, 2006	$1,690,000
July 26, 2007	1,250,000
July 26, 2008	1,250,000

Total	$4,190,000

The Company recorded the 2007 and 2008 installment payments as a note payable at the net present value of $2,191,455 based upon an imputed interest rate of 9.25% per annum. The discount of $308,545 was amortized into interest expense over the term of the note payable.

The Company allocated the purchase price, including transaction costs of $39,952, to the acquired tangible and intangible assets based upon their estimated fair value as determined by the use of a valuation prepared by a third party independent appraisal firm, Shields & Company, Inc., using assumptions provided by management. The allocation was as follows:

Description	Amount

Goodwill	$615,299
Trademark	635,506
Customer base	1,003,068
Software	298,977
Technology	1,361,900
Property and equipment	6,657

Total allocable purchase price (net of discount on notes payable)	$3,921,407

The excess of the purchase price over the fair value of the identifiable net assets acquired of $615,299 was allocated to goodwill and relates to synergies associated with the Company being able to leverage its existing sales capacity with respect to the acquired product, customer base, and market. All of the goodwill will be deductible for tax purposes. The identifiable intangibles are being amortized using the straight-line method over their estimated lives of four to five years.

5.	Intangible Assets

Acquired intangible assets consist of the following:

		December 31, 2007			December 31, 2008			March 31, 2009
	Etimated	Gross			Gross			Gross
	Useful	Carrying	Accumulated	Net Carrying	Carrying	Accumulated	Net Carrying	Carrying	Accumulated	Net Carrying
	Life	Amount	Amortization	Amount	Amount	Amortization	Amount	Amount	Amortization	Amount
								(Unaudited)	(Unaudited)	(Unaudited)

Identifiable intangible assets:
Trademark	5 years	$635,506	$181,801	$453,705	$635,506	$308,902	$326,604	$635,506	$340,677	$294,829
Customer base	5 years	1,003,068	286,951	716,117	1,003,068	487,564	515,504	1,003,068	537,718	465,350
Software	4 years	298,977	106,911	192,066	298,977	181,656	117,321	298,977	200,342	98,635
Technology	4 years	1,361,900	487,004	874,896	1,361,900	827,479	534,421	1,361,900	912,598	449,302

		$3,299,451	$1,062,667	$2,236,784	$3,299,451	$1,805,601	$1,493,850	$3,299,451	$1,991,335	$1,308,116

The Company is amortizing the acquired intangible assets on a straight-line basis over the estimated useful lives noted above. Amortization expense for intangible assets was $742,934 for the years ended December 31, 2007 and 2008 and $185,734 for the three months ended March 31, 2008 and 2009. Amortization relating to software and technology is recorded within cost of revenues and the amortization of trademark and the customer base is recorded within operating expenses. Future estimated amortization expense for intangible assets is as follows at December 31, 2008:

Years Ending December 31

2009	$742,934
2010	$564,238
2011	$186,678

6.	Property and Equipment

Property and equipment consisted of the following:

	December 31,		March 31,
	2007	2008	2009
			(Unaudited)

Computer equipment and software	$2,929,888	$5,629,204	$6,111,557
Office equipment	373,303	502,806	504,625
Furniture & fixtures	619,096	822,225	828,858
Leasehold improvements	124,118	204,881	212,210
Construction in progress		94,780	156,943

Total Property and equipment	4,046,405	7,253,896	7,814,193
Less accumulated depreciation and amortization	(1,785,327)	(3,253,399)	(3,670,025)

Property and equipment, net	$2,261,078	$4,000,497	$4,144,168

Construction in progress consists principally of leasehold improvements and other related costs associated with the Company’s new office in Budapest, Hungary. The office is scheduled to be occupied during July 2009.

Depreciation expense for property and equipment was $485,981, $961,421, and $1,660,123 for the years ended December 31, 2006, 2007 and 2008, respectively and $314,893 and $533,650 for the three months ended March 31, 2008 and 2009, respectively.

7.	Note Payable

Note payable consisted of the remaining purchase price payments associated with the Company’s acquisition of Applied Networking in July 2006 (see Note 4).

	December 31,
	2007	2008

Note payable	$1,192,321	$—
Less: current portion	1,192,321	—

Long-term portion	$—	$—

The remaining unamortized discount on the note was $57,679 and $0 as of December 31, 2007 and 2008. The Company recorded $161,238 and $57,679 of interest expense related to the note payable during the years ended December 31, 2007 and 2008, respectively. The note payable was unsecured and the final payment of $1,250,000 was due and paid in July 2008.

8.	Accrued Expenses

Accrued expenses consisted of the following:

	December 31,		March 31,
	2007	2008	2009
			(Unaudited)

Marketing programs	$92,901	$855,038	$1,280,183
Payroll and payroll related	1,336,757	2,346,304	1,917,946
Professional fees	222,906	214,422	175,148
Legal settlements	300,000	—	—
Other accrued expenses	1,283,724	1,782,079	1,559,987

Total accrued expenses	$3,236,288	$5,197,843	$4,933,264

9.	Income Taxes

The domestic and foreign components of loss before provision for income taxes were as follows:

	Year Ended December 31,
	2006	2007	2008

Domestic	$(6,717,862)	$(9,136,869)	$(5,900,148)
Foreign	16,844	132,642	620,108

Total	$(6,701,018)	$(9,004,227)	$(5,280,040)

The provision for income taxes is as follows:

	Year Ended December 31,
	2006	2007	2008

Current
Federal	$—	$—	$—
State	—	5,853	19,489
Foreign	—	19,775	85,848

Total	$—	$25,628	$105,337

Deferred
Federal	$—	$24,629	$16,668
State	—	—	—
Foreign	—	—	—

Total	$—	$24,629	$16,668

Total provision for income taxes	$—	$50,257	$122,005

The Company’s tax provision for the three months ended March 31, 2009 was substantially offset by the adjustment to the valuation allowance as net loss caryforwards were utilized to offset domestic pretax income for the period.

A reconciliation of the Company’s effective tax rate to the statutory federal income tax rate is as follows:

	For the Years Ended
	December 31,
	2006	2007	2008

Statutory tax rate	34.0%	34.0%	34.0%
Increase in valuation allowance	(33.3)%	(33.8)%	(29.8)%
Impact of permanent differences	(0.3)%	(1.1)%	(10.7)%
Foreign tax rate differential	(0.4)%	0.4%	1.6%
Research and development credits	—%	0.8%	5.2%

Effective tax rate	0.0%	0.3%	0.3%

The Company has deferred tax assets related to temporary differences and operating loss carryforwards as follows:

	For the Years Ended
	December 31,
	2007	2008

Deferred tax assets:
Net operating loss carryforwards	$7,838,000	$7,678,000
Deferred revenue	876,000	1,801,000
Amortization	270,000	464,000
Depreciation	12,000	36,000
Research and development credit caryforwards	103,000	384,000
Bad debt reserves	22,000	28,000
Stock compensation associated with non-qualified awards	92,000	599,000
Other	402,000	550,000

Total deferred tax assets	9,615,000	11,540,000
Deferred tax asset valuation allowance	(9,640,000)	(11,582,000)

Net deferred tax liability	$(25,000)	$(42,000)

The Company recorded a deferred income tax provision of $24,629 and $16,668 for the years ended December 31, 2007 and 2008, respectively, related to the different book and tax treatment for goodwill. For tax purposes, goodwill is subject to annual amortization, while goodwill is not amortized for book purposes.

The deferred tax liability of approximately $25,000 and $42,000 at December 31, 2007 and 2008 is included in the Company’s consolidated balance sheets within other long-term liabilities.

The Company has provided a valuation allowance for the full amount of its deferred tax assets at December 31, 2007 and 2008, as it is not more than likely than not that any future benefit from deductible temporary differences and net operating loss and tax credit carryforwards would be realized. The increase in the valuation allowance of $2,684,000 and $3,672,000 for the years ended December 31, 2006 and 2007, respectively, is primarily attributable to increases in the net operating loss carryforwards and deferred tax assets associated with deferred revenue. The increase in the valuation allowance of $1,942,000 for the year ended December 31, 2008 is primarily attributable to increases in deferred tax assets associated with deferred revenue and stock compensation expense.

As of December 31, 2008, the Company had domestic federal and state net operating loss carryforwards of approximately $19,249,000 and $18,074,000, respectively, which expire at varying dates through 2028 for federal purposes and primarily through 2013 for state income tax purposes. The Company also has federal and state research and development credit carryforwards of $103,000 and $384,000, at December 31, 2007 and 2008, respectively, which are available to offset future federal and state taxes and expire through 2028.

The IRS code Sections 382 and 383, and similar state regulations, contain provisions that may limit the net operating loss carryforwards available to be used to offset income in any given year upon the occurrence of certain events, including changes in the ownership interests of significant stockholders. In the event of a cumulative change in ownership in excess of 50% over a three-year period, as defined, the amount of the net operating loss carryforwards that the Company may utilize in any one year may be limited. The Company has completed several financings since its inception, which when combined with the purchasing shareholders’ subsequent disposition, may have resulted in a change in control as defined by Section 382, or could result in a change in control in the future.

On January 1, 2007, the Company adopted the provisions of FIN 48. The Company files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The Company’s income tax returns since inception are open to examination by federal, state, and foreign tax authorities. The Company has no amount recorded for any unrecognized tax benefits as January 1, 2007, December 31, 2007 or December 31, 2008, nor did the Company record any amount for the implementation of FIN 48. The Company’s policy is to record estimated interest and penalty related to the underpayment of income taxes or unrecognized tax benefits as a component of its income tax provision. During the years ended 2006, 2007 and 2008 and the three months ended March 31, 2008 and 2009, the Company did not recognize any interest or penalties in its statements of operations and there are no accruals for interest or penalties at December 31, 2007 and 2008 or March 31, 2009.

10.	Redeemable Convertible Preferred Stock

In October 2004, the Company issued 9,967,217 shares of Series A redeemable convertible preferred stock (“Series A Preferred Stock”) at a price of $0.5795 per share for cash proceeds of $5,776,003, before issuance costs of $759,549. Additionally, outstanding promissory notes and accrued interest of $3,235,191 were converted into 5,582,728 shares of Series A Preferred Stock and 1,708,000 shares of common stock were exchanged for 1,414,738 shares of Series A Preferred Stock. The Company also issued 45,730 shares of Series A Preferred Stock in exchange for certain services to an employee and recorded the fair value of the shares issued of $26,500 as compensation expense during the year ended December 31, 2004.

In December 2005, the Company issued 11,668,703 shares of Series B redeemable convertible preferred stock (“Series B Preferred Stock”) at a price of $0.815 per share for cash proceeds of $9,509,997, before issuance costs of $118,966.

In December 2007, the Company issued 2,222,223 shares of Series B-1 redeemable convertible preferred stock (“Series B-1 Preferred Stock”) at a price of $4.50 per share for cash proceeds of $10,000,004, before issuance costs of $19,928.

The terms and conditions of the Series A, B and B-1 Preferred Stock (collectively, the “Preferred Stock”) are as follows:

Dividends — The holders of Series A, B and B-1 Preferred are entitled to cumulative dividends at the annual rate, without compounding, of $0.0464, $0.0652 and $0.36 per share, respectively, from the date of issuance of the applicable share of Preferred Stock. Dividends accrue, whether or not declared, are cumulative and are payable upon redemption. No dividends have been declared through, December 31, 2008 and March 31, 2009.

Liquidation — Upon the liquidation, dissolution or winding-up of the Company (including any deemed liquidation events, as defined in the Company’s certificate of incorporation, as amended), each holder of Series A, B and B-1 Preferred Stock is entitled to receive a payment equal to $0.5795, $0.8150 and $4.50 per share, respectively, plus any declared but unpaid dividends. If the assets available for distribution to the holders of Preferred Stock are not sufficient to pay the holders the full liquidation preference to which they are entitled, the holders of Preferred Stock will share ratably in the distribution of the assets available. The merger or consolidation of the Company into or with another company or the sale of all or substantially all of the assets of the Company may be deemed to be a liquidation, dissolution, or winding-up of the Company, unless the holders of Preferred Stock elect to the contrary.

Voting — The holders of Preferred Stock are entitled to the number of votes equal to the number of shares of common stock into which the shares of Preferred Stock held by each holder are then convertible.

Conversion — Each share of Preferred Stock is convertible at any time at the option of the holder. The conversion price is $1.44875 per share for the Series A Preferred Stock, $2.0375 per share for the Series B Preferred Stock, and $11.25 per share for the Series B-1 Preferred Stock, as may be adjusted for certain defined events. Conversion to common stock shall be mandatory upon the earlier of (i) the closing of the sale of shares of common stock to the public at a price (the “Price to Public”) of at least $10.1875 per share, subject to certain adjustments, in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50 million of gross proceeds to the Company (a “Qualified IPO”) or (ii) a date specified by vote or written consent of the holders of at least (A) 60% of the voting power of the then outstanding shares of Preferred Stock; (B) a majority of the Series B Preferred Stock and (C) a majority of the Series B-1 Preferred Stock. Notwithstanding the above, in the event the Price to Public in a Qualified IPO is less than $11.25 per share, subject to certain adjustments, the then effective Series B-1 Conversion Price shall automatically be decreased immediately prior to the conversion to a price equal to the Price to Public, subject to certain adjustments. The effect of this contingent beneficial conversion feature will be recorded upon conversion.

Redemption — The Preferred Stock is redeemable by the Company, at the request of holders of at least 60% of the outstanding shares of Preferred Stock, on or after December 26, 2011, at a per share price of $0.5795 for the Series A Preferred Stock, $0.8150 for the Series B Preferred Stock and $4.50 for the Series B-1 Preferred Stock, subject to certain adjustments plus any accrued and unpaid dividends, whether or not declared. The Preferred Stock is redeemable in three annual installments commencing 60 days from the redemption date. The Company is accreting the Preferred Stock to its redemption value over the period from issuance to December 26, 2011, such that the carrying amounts of the securities will equal the redemption amounts at the earliest redemption date. The Company recorded dividends and related accretion of issuance costs using the effective interest method through a charge to stockholders’ deficit of $1,789,905, $1,919,366, and $2,348,229 for the years ended December 31, 2006, 2007, and 2008, respectively, and $631,070 for the three months ended March 31, 2009.

Investor Rights — The holders of Preferred Stock have certain rights to register shares of common stock received upon conversion of such instruments under the Securities Act of 1933 pursuant to an investor rights agreement. These holders are entitled, if the Company registers common stock, to include their shares of common stock in such registration; however, the number of shares which may be registered thereby is subject to limitation by the underwriters. The investors will also be entitled to unlimited piggyback registration rights of registrations of the Company, subject to certain limitations. The Company will bear all fees, costs and expenses of these registrations, other than underwriting discounts and commission.

11.	Stockholders’ Deficit

Common Stock — The Company has authorized 20,022,752 shares of common stock with a $0.01 par value per share as of December 31, 2008 and March 31, 2009. Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are entitled to receive dividends, if any, as declared by the Board of Directors, subject to the prior rights of preferred stockholders.

In September 2004, the Company entered into stockholder agreements with holders of 1,514,000 shares of common stock, whereby if the stockholders’ employment is terminated, the Company has the right to repurchase any unvested shares at $0.01 per share. The shares of the common stock became fully vested in September 2006. The Company has recorded stock-based compensation of $6,358 for the year ended December 31, 2006 for the difference between the original issuance price and the repurchase price of the shares.

Common Stock Reserved — As of December 31, 2007 and 2008, and March 31, 2009, the Company has reserved the following number of shares of common stock for the potential conversion of Preferred Stock and the exercise of stock options:

	Number of shares as of
	December 31,	December 31,	March 31,
	2007	2008	2009
			(Unaudited)

Conversion of Series A Preferred Stock	6,804,160	6,804,160	6,804,160
Conversion of Series B Preferred Stock	4,667,474	4,667,474	4,667,474
Conversion of Series B-1 Preferred Stock	888,889	888,889	888,889	(1)
Common stock options	3,370,232	3,281,932	3,241,932

Total reserved	15,730,755	15,642,455	15,602,455

(1)	Does not include any additional shares issuable in the event the per share price in a qualified IPO is less than $11.25 per share.

12.	Stock Option Plan

In September 2004, the Company adopted the 2004 Equity Incentive Plan as amended in December 2005, and in January 2007, the Company adopted the 2007 Stock Incentive Plan (collectively, the “Plans”). As of December 31, 2008 and March 31, 2009, the Company has authorized 3,853,432 shares of the common stock under the Plans for issuance to employees, directors and consultants. Grants under the Plans may be incentive stock options or nonqualified stock options or awards. The Plans are administered by the Board of Directors, which has the authority to designate participants and determine the number and type of awards to be granted, the time at which awards are exercisable, the method of payment and any other terms or conditions of the awards. Options generally vest over a four-year period and expire ten years from the date of grant. Certain options provide for accelerated vesting if there is a change in control, as defined in the Plans. There are 324,232 and 72,282 shares available for grant under the Plans as of December 31, 2007 and 2008, respectively, and 33,532 shares available to grant as of March 31, 2009.

The Company generally issues previously unissued shares of common stock for the exercise of stock options. The Company received $32,499, $549,000 and $110,375 in cash from stock option exercises during the years ended December 31, 2006, 2007 and 2008, respectively, and $13,125 and $50,000 during the three months ended March 31, 2008 and 2009, respectively. The Company’s Board of Directors estimated the fair value of the Company’s common stock, with input from management, as of the date of each stock option grant, which typically occurred quarterly during the years ended December 31, 2004 and 2005. As there has been no public market for the Company’s common stock, the Board of Directors estimated the fair value of common stock by considering a number of objective and subjective factors, including the original sale price of common stock prior to any preferred financing rounds, the per share value of any preferred financing rounds, the amount of preferred stock liquidation preferences, peer group trading multiples, the illiquid nature of the Company’s common stock and the Company’s size and lack of historical profitability.

In July 2006, the Company obtained a fair market valuation from an independent valuation specialist which employed the probability-weighted expected return method for the valuation report. In July 2007, the Company obtained an updated fair market valuation report from the specialist that utilized both the probability-weighted expected return method and the current value method. In December 2007, in connection with the Company’s proposed initial public offering, the Company’s Board of Directors decided to reassess the fair value of its common stock as of January 24, 2007, April 27, 2007, and August 3, 2007. As part of this reassessment, the Board of Directors obtained a retrospective fair market valuation from the specialist which employed an option-pricing method to determine the fair value of the Company’s common stock as of these dates. The Company has also obtained a fair market valuation report from the specialist which employed an option-pricing method of its common stock as of September 30, 2007, November 21, 2007, January 17, 2008, April 16, 2008, July 17, 2008, October 20, 2008, and as of February 4, 2009. The Board of Directors considered the independent fair market valuation reports, including the retrospective reports, and various objective and subjective factors in estimating the fair value of the Company’s common stock for stock option grants in 2006, 2007, and 2008, and for the three months ended March 31, 2009.

On April 18, 2008, the Company’s Board of Directors authorized a plan to amend certain stock options issued on April 27, 2007 to increase the exercise price of such stock options from $1.25 per share to $5.60 per share. As part of these amendments, the Company will compensate the affected option holders of 80,000 options for the difference in the exercise prices upon the vesting of the options with a cash bonus payment. The amendment resulted in a stock option modification under SFAS No. 123R. A liability of $348,000 for cash bonuses is being recorded over the vesting period of the options of which $64,696 will be recorded as a reduction to additional paid-in capital and $283,304 as stock-based compensation. The Company recorded a liability of $257,520 for cash bonuses which is included in accrued expenses as of December 31, 2008, and recorded additional stock compensation expense of $209,291 during the year ended December 31, 2008 and a decrease to additional paid in capital of $48,229. During the three months ended March 31, 2009, the Company paid cash bonuses totaling $297,975 and recorded additional stock compensation expense of $31,163 and a decrease to additional paid in capital of $7,117.

The following table summarizes stock option grants issued between January 1, 2006 and December 31, 2008 and the three months ended March 31, 2009:

	Number of Shares	Per Share	Est. Fair	Weighted Ave
	Subject to	Exercise Price	Value of	Est. Fair Value
	Options Granted	of Option	Common Stock(1)	of Option(2)

April 27, 2006	8,000	$1.25	$0.88	$0.55
July 20, 2006	396,400	$1.25	$0.88	$0.58
October 26, 2006	118,000	$1.25	$0.88	$0.55
January 24, 2007	659,000	$1.25	$2.73	$2.20
April 27, 2007	94,000	$1.25	$5.60	$5.05
August 3, 2007	69,000	$9.28	$8.65	$6.65
November 5, 2007	100,000	$9.65	$9.65	$7.43
November 21, 2007	498,000	$9.65	$9.35	$7.35
January 17, 2008	214,000	$10.75	$10.75	$7.60
April 18, 2008(3)	53,800	$11.40	$11.23	$8.10
July 17, 2008	95,000	$11.40	$11.25	$7.75
October 23, 2008	22,000	$11.78	$11.78	$7.98
February 5, 2009	58,000	$10.08	$10.08	$6.75

(1)	The per share estimated fair value of common stock represents the determination by our Board of Directors of the fair value of our common stock on the date of grant, as determined taking into account our most recent available independent common stock valuation

(2)	The per share estimated fair value of option was estimated at grant date using the Black-Scholes option pricing model

(3)	Excludes the modification on April 18, 2008 to stock options previously granted on April 27, 2007 to increase the exercise price to $5.60 per share.

The Company uses the Black-Scholes option-pricing model to estimate the grant date fair value of stock option grants. The Company estimates the expected volatility of its common stock at the date of grant based on the historical volatility of comparable public companies over the option’s expected term. The Company estimates expected term based on historical exercise activity and giving consideration to the contractual term of the options, vesting schedules, employee turnover, and expectation of employee exercise behavior. The assumed dividend yield is based upon the Company’s expectation of not paying dividends in the foreseeable future. The risk-free rate for periods within the estimated life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Historical employee turnover data is used to estimate pre-vesting option forfeiture rates. The compensation expense is amortized on a straight-line basis over the requisite service period of the options, which is generally four years. The Company used the Black-Scholes option-pricing model to estimate the grant date fair value of stock option grants. The Company estimates the expected volatility of its common stock at the date of grant based on the historical volatility of comparable public companies over the option’s expected term. The Company estimates expected term based on historical exercise activity and giving consideration to the contractual term of the options, vesting schedules, employee turnover, and expectation of employee exercise behavior. The assumed dividend yield is based upon the Company’s expectation of not paying dividends in the foreseeable future. The risk-free rate for periods within the estimated life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Historical employee turnover data is used to estimate pre-vesting option forfeiture rates. The compensation expense is amortized on a straight-line basis over the requisite service period of the options, which is generally four years.

The Company used the following assumptions to apply the Black-Scholes option-pricing model:

			Three Months	Three Months
	Year Ended	Year Ended	Ended	Ended
	December 31,	December 31,	March 31,	March 31,
	2007	2008	2008	2009
			(Unaudited)	(Unaudited)

Expected dividend yield	0.00%	0.00%	0.00%	0.00%
Risk-free interest rate	3.40% - 4.93%	2.52% - 3.33%	2.90%	1.88%
Expected term (in years)	2.00 - 6.25	5.54 - 6.25	6.07 - 6.25	6.25
Volatility	90%	75% - 80%	80%	75%

The following table summarizes stock option activity, including performance-based options:

			Weighted
			Average
		Weighted	Remaining
	Number	Average	Contractual	Aggregate
	of Shares	Exercise	Term	Intrinsic
	Options	Price	(Years)	Value

Outstanding, January 1, 2008	3,046,000	$3.08	8.3	$19,275,075

Granted(1)	464,800	10.13
Exercised	(88,300)	1.25		900,928

Forfeited(1)	(212,850)	2.88

Outstanding, December 31, 2008	3,209,650	4.18	7.6	24,426,411

Granted (unaudited)	58,000	10.08
Exercised (unaudited)	(40,000)	1.25		353,000

Forfeited (unaudited)	(19,250)	11.28

Outstanding, March 31, 2009 (unaudited)	3,208,400	4.28	7.4	18,963,928

Exercisable at December 31, 2008	1,682,900	2.48	6.9	15,637,516

Exercisable at March 31, 2009 (unaudited)	1,843,050	2.63	6.7	13,778,079

Vested or expected to vest at December 31, 2008(2)	2,990,692	4.03	7.5	23,165,825

Vested or expected to vest at March 31, 2009 (unaudited)(2)	3,018,038	4.13	7.3	18,005,100

(1)	Includes 80,000 stock options modified by the Company’s Board of Directors on April 18, 2008 to increase the exercise price from $1.25 per share to $5.60 per share

(2)	In addition to the vested options, the Company expects a portion of the unvested options to vest at some point in the future. Options expected to vest is calculated by applying the result of an estimated forfeiture rate to the unvested options

The aggregate intrinsic value was calculated based on the positive differences between the estimated fair value of the Company’s common stock on December 31, 2007 and 2008, of $9.35 and $11.78, per share respectively, and $10.08 per share on March 31, 2009, or at time of exercise, and the exercise price of the options.

The weighted average grant date fair value of stock option issued or modified was $0.58, $4.78 and $7.73 per share for the years ended December 31, 2006, 2007 and 2008, respectively, and $6.75 for the three months ended March 31, 2009.

Compensation cost of $68,425, $514,568, and $2,748,925 was recognized for stock-based compensation for the years ended December 31, 2006, 2007 and 2008, respectively. Compensation cost of $599,140 and $608,178 was recognized for the three months ended March 31, 2008 and 2009, respectively.

Under the provisions of SFAS No. 123R, the Company recognized stock based compensation expense within the accompanying consolidated statement of operations as summarized in the following table:

	Year Ended	Year Ended	Year Ended	Three Months	Three Months
	December 31,	December 31,	December 31,	Ended March 31,	Ended March 31,
	2006	2007	2008	2008	2009
				(Unaudited)	(Unaudited)

Cost of revenue	$2,008	$10,283	$63,580	$13,081	$14,326
Research and development	5,130	105,030	418,683	101,275	81,224
Selling and marketing	28,394	177,035	962,302	207,173	219,640
General and administrative	26,535	222,220	1,304,360	277,611	292,988

	$62,067	$514,568	$2,748,925	$599,140	$608,178

As of December 31, 2008 and March 31, 2009, there was approximately $6,436,000 and $5,781,000 of total unrecognized share-based compensation cost, net of estimated forfeitures, related to unvested stock option grants which are expected to be recognized over a weighted average period of 1.5 and 1.3 years. The total unrecognized share-based compensation cost will be adjusted for future changes in estimated forfeitures.

Of the total stock options issued subject to the Plans, certain stock options have performance-based vesting. These performance-based options granted during 2004 and 2007 were generally granted at-the-money, contingently vest over a period of two to four years depending upon the nature of the performance goal, and have a contractual life of ten years.

These performance-based options are summarized below:

		Weighted	Remaining
	Number	Average	Contractual	Aggregate
	of Shares	Exercise	Term	Intrinsic
	Options	Price	(Yrs.)	Value

Outstanding, January 1, 2008	718,000	$1.25	7.5	$5,815,800
Granted	0
Exercised	0
Forfeited	0

Outstanding, December 31, 2008	718,000	1.25	6.5	7,556,950

Granted (unaudited)	0
Exercised (unaudited)	0
Forfeited (unaudited)	0

Outstanding, March 31, 2009 (unaudited)	718,000	1.25	6.3	6,336,350

Exercisable at December 31, 2008	493,000	1.25	6.0	5,188,825

Exercisable at March 31, 2009 (unaudited)	538,000	1.25	5.7	4,747,850

Options vested or expected to vest at December 31, 2008(1)	718,000	1.25	6.5	7,556,950

Options vested or expected to vest at March 31, 2009 (unaudited)(1)	718,000	1.25	6.2	6,336,350

(1)	In addition to the vested options, the Company expects a portion of the unvested options to vest at some point in the future. Options expected to vest is calculated by applying the result of an estimated performance option forfeiture rate to the unvested options.

The aggregate intrinsic value was calculated based on the positive differences between the estimated fair value of the Company’s common stock on December 31, 2007 and 2008, of $9.35 and $11.78 per share, respectively, and $10.08 per share on March 31, 2009, and the exercise price of the options.

The remaining 180,000 performance options were granted during 2007; 90,000 of the performance options will vest if the market capitalization of the Company upon completion of its initial public offering is greater than $360 million and an additional 90,000 of the performance options will vest if the market capitalization of the Company upon completion of its initial public offering is greater than $400 million.

13.	401(k) Plan

On January 1, 2007, the Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. The plan is available to all employees upon employment and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company may contribute to the plan at the discretion of the Board of Directors. The Company has not made any contributions to the plan through December 31, 2008 and March 31, 2009.

14.	Commitments and Contingencies

Operating Leases — The Company has operating lease agreements for offices in Massachusetts, Hungary, The Netherlands and Australia that expire in 2009 through 2014. The lease agreement for the Massachusetts office requires a security deposit of $125,000 in the form of a letter of credit which is collateralized by a certificate of deposit in the same amount. The 2009 lease agreement for the new Hungarian office requires a security deposit, which totaled $194,000 at March 31, 2009. The certificate of deposit and the security deposit are classified as restricted cash (see Note 2). The Massachusetts, The Netherlands, and new Budapest, Hungary leases contain termination options which allow the Company to terminate the leases pursuant to certain lease provisions.

Rent expense under these leases was approximately $370,000, $560,000 and $1,270,000 for the years ended December 31, 2006, 2007 and 2008, respectively, and approximately $310,000 and $330,000 for the three months ended March 31, 2008 and 2009. The Company records rent expense on a straight-line basis for leases with scheduled escalation clauses or free rent periods.

The Company also enters into hosting services agreements with third-party data centers and internet service providers that are subject to annual renewal. Hosting fees incurred under these arrangements aggregated approximately $326,000, $934,000 and $1,398,000 for the years ended December 31, 2006, 2007 and 2008, respectively, and approximately $330,000 and $345,000 for the three months ended March 31, 2008 and 2009.

Future minimum lease payments under non-cancelable operating leases including one year commitments associated with the Company’s hosting services arrangements are approximately as follows at December 31, 2008:

2009	$2,356,000
2010	2,033,000
2011	2,053,000
2012	2,032,000
2013	1,007,000
Thereafter	71,000

Total minimum lease payments	$9,552,000

Litigation — During 2007 and through May 22, 2008, the Company settled three patent infringement lawsuits for an aggregate amount of $2,825,000. In each settlement, the plaintiff dismissed the action with prejudice and all parties provided mutual releases from claims arising from or related to the patent or patents at issue. The Company recorded $2,225,000 and $600,000 related to these lawsuits in the years ended December 31, 2007, and 2008, respectively.

The Company is subject to various other legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. While the outcome of these other claims cannot be predicted with certainty, management does not believe that the outcome of any of these other legal matters will have a material adverse effect on the Company’s consolidated financial statements.

15.	Related Party

In December 2007, the Company entered into a strategic agreement with Intel Corporation to jointly develop a service that delivers connectivity to computers built with Intel components. Under the terms of the multi-year agreement, the Company is adapting its service delivery platform, Gravity, to work with specific technology delivered with Intel hardware and software products. The agreement provides that Intel will market and sell the service to its customers. Intel pays the Company a minimum license and service fee on a quarterly basis during the multi-year term of the agreement. The Company began recognizing revenue associated with the Intel service and marketing agreement upon receipt of acceptance in the quarter ended September 30, 2008. In addition, the Company and Intel will share revenue generated by the use of the service by third parties to the extent it exceeds the minimum payments. In conjunction with this agreement, Intel Capital purchased 2,222,223 shares of our Series B-1 redeemable convertible preferred stock for $10,000,004.

As of December 31, 2007 the Company had a receivable outstanding for $750,000 relating to this agreement. At December 31, 2008 and March 31, 2009, Intel owed the Company approximately $150,000 and $193,000, respectively, recorded as a non-trade receivable relating to this agreement. The Company recognized $3,036,000 of revenue relating to this agreement for the year ended December 31, 2008, and $0 and $1,518,000 for the three months ended March 31, 2008 and 2009, respectively. As of December 31, 2008, the Company had recorded $3,214,000 related to this agreement as deferred revenue of which $2,143,000 was classified as long term deferred revenue. As of March 31, 2009, the Company has recorded $2,946,000 related to this agreement as deferred revenue of which $1,875,000 is classified as long term deferred revenue.

16.	Subsequent Events

Stock Split — On June 25, 2009, the Company effected a 1-for-2.5 reverse stock split of its common stock. All common shares and per common share information referenced throughout the consolidated financial statements have been retroactively adjusted to reflect the reverse stock split.

Common Shares Authorized — On June 9, 2009, the Company’s Board of Directors approved a Restated Certificate of Incorporation to be effective upon the closing of the Company’s initial public offering. This Restated Certificate of Incorporation, among other things, increases the Company’s authorized common shares to 75,000,000.

Equity Incentive Plan — On June 9, 2009, the Company’s Board of Directors approved the 2009 Equity Incentive Plan to be effective upon the closing of the Company’s initial public offering. A total of 800,000 shares of common stock, subject to increase on an annual basis, are reserved for future issuance under the plan.

Intellectual Property Claim — On June 3, 2009, the Company learned that PB&J Software, LLC, or PB&J, had filed a complaint on June 2, 2009 that named the Company and four other companies as defendants in a lawsuit in the U.S. District Court for the District of Minnesota (Civil Action No. 09-cv-206-JMR/SRN). The complaint has not been served on the Company, nor has it received any communication from PB&J. The complaint alleges that the Company has infringed U.S. Patent No. 7,310,736, which allegedly is owned by PB&J and has claims directed to a particular application or system for transferring or storing back-up copies of files from one computer to a second computer. The complaint seeks damages in an unspecified amount and injunctive relief. The Company is investigating these allegations and believes that it has meritorious defenses to the claim. If the Company is served with the complaint, it intends to defend the lawsuit vigorously.

Intel Relationship — In June 2009, the Company entered into a license, royalty and referral agreement with Intel Americas, Inc., pursuant to which the Company will pay Intel specified royalties with respect to subscriptions to our products that incorporate the Intel technology covered by the service and marketing agreement with Intel Corporation. In addition, in the event Intel refers customers to the Company under this agreement, the Company will pay Intel specified fees.

6,666,667 Shares

LogMeIn, Inc.

Common Stock

Prospectus

Joint Book-Running Managers

J.P. Morgan	Barclays Capital

Thomas Weisel Partners LLC	Piper Jaffray	RBC Capital Markets

            , 2009

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by the Registrant. All amounts are estimated except the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority fee.

Amount

Securities and Exchange Commission registration fee	$5,423
Financial Industry Regulatory Authority fee	9,125
NASDAQ listing fee	100,000
Accountants’ fees and expenses	950,000
Legal fees and expenses	700,000
Blue Sky fees and expenses	15,000
Transfer Agent’s fees and expenses	10,000
Printing and engraving expenses	275,000
Miscellaneous	35,452

Total Expenses	$2,100,000

Item 14.	Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of its directors or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The Registrant’s certificate of incorporation provides that no director shall be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

The Registrant’s certificate of incorporation provides that it will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the Registrant) by reason of the fact that he or she is or was, or has agreed to become, its director or officer, or is or was serving, or has agreed to serve, at its request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the Registrant’s best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

The Registrant’s certificate of incorporation also provides that it will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in the Registrant’s favor by reason of the fact that the Indemnitee is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee or, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by the Registrant against all expenses (including attorneys’ fees) actually and reasonably incurred by him or her or on his or her behalf in connection therewith. If the Registrant does not assume the defense, expenses must be advanced to an Indemnitee under certain circumstances.

The Registrant has entered into indemnification agreements with each, of its directors. In general, these agreements provide that the Registrant will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his capacity as a director, officer, employee or agent of the Registrant provided that he acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable basis to believe that his conduct was unlawful. In the event that the Registrant does not assume the defense of a claim against a director or executive officer, the Registrant will be required to advance expenses in connection with his defense, provided that he undertakes to repay all amounts advanced if it is ultimately determined that he is not entitled to be indemnified by us.

The Registrant maintains a general liability insurance policy which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

The underwriting agreement that the Registrant will enter into in connection with the offering of common stock being registered hereby provides that the underwriters will indemnify, under certain conditions, our directors and officers (as well as certain other persons) against certain liabilities arising in connection with such offering.

Item 15.	Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of common stock and redeemable convertible preferred stock issued and options granted, by the Registrant within the past three years that were not registered under the Securities Act of 1933, as amended, the Securities Act. Also included is the consideration, if any, received by the Registrant for such shares, options and warrants and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

(a)  Preferred Stock Financings

On December 26, 2007, the Registrant issued 2,222,223 shares of its series B-1 redeemable convertible preferred stock at a price of $4.50 per share to Intel Capital for an aggregate purchase price of $10,000,004.

Upon the closing of this offering, these shares will automatically convert into 888,889 shares of the Registrant’s common stock.

(b)  Stock Option Grants

Since inception through June 25, 2009, the Registrant has issued options to certain employees, consultants and others to purchase an aggregate of 4,484,200 shares of common stock. Through June 25, 2009, options to purchase 624,800 shares of common stock had been exercised, options to purchase 665,750 shares of common stock had been forfeited and options to purchase 3,193,650 shares of common stock remained outstanding at a weighted average exercise price of $4.28 per share.

(c)  Application of Securities Laws and Other Matters

No underwriters were involved in the foregoing sales of securities. The securities described in section (a) of this Item 15 were issued to a combination of foreign and U.S. investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and Regulation D promulgated thereunder or Regulation S, as applicable, relative to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required.

The issuance of stock options and the common stock issuable upon the exercise of such options as described in section (b) of this Item 15 were issued pursuant to written compensatory plans or arrangements with the Registrant’s employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of common stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16.	Exhibits.

The exhibits to the Registration Statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denomination and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Woburn, Commonwealth of Massachusetts, on this 26th day of June, 2009.

LOGMEIN, INC.

By:	/s/ Michael K. Simon
Michael K. Simon
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ Michael K. Simon Michael K. Simon	President, Chief Executive Officer and Director (Principal Executive Officer)	June 26, 2009
/s/ James F. Kelliher James F. Kelliher	Chief Financial Officer (Principal Financial and Accounting Officer)	June 26, 2009
* David E. Barrett	Director	June 26, 2009
* Steven J. Benson	Director	June 26, 2009
* Kenneth D. Cron	Director	June 26, 2009
* Edwin J. Gillis	Director	June 26, 2009
* Irfan Salim	Director	June 26, 2009

*By:	/s/ Michael K. Simon
Michael K. Simon
Attorney-in-Fact

Exhibit Index

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement
3	.1*	Fifth Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect
3	.2*	Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the closing of the offering
3	.3*	Bylaws of the Registrant, as currently in effect
3	.4*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the closing of the offering
3	.5*	Certificate of Amendment of Fifth Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect
4	.1*	Specimen Certificate evidencing shares of common stock
5	.1*	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP
10	.1*	2004 Equity Incentive Plan, as amended
10	.2*	Form of Incentive Stock Option Agreement under the 2004 Equity Incentive Plan
10	.3*	Form of Nonstatutory Stock Option Agreement under the 2004 Equity Incentive Plan
10	.4*	2007 Stock Incentive Plan
10	.5*	Form of Incentive Stock Option Agreement under the 2007 Stock Incentive Plan
10	.6*	Form of Nonstatutory Stock Option Agreement under the 2007 Stock Incentive Plan
10	.7*	Form of Restricted Stock Agreement under the 2007 Stock Incentive Plan
10	.8*	Indemnification Agreement, dated as of July 23, 2008, between the Registrant and David Barrett
10	.9*	Indemnification Agreement, dated as of July 23, 2008, between the Registrant and Steven Benson
10	.10*	Indemnification Agreement, dated as of July 23, 2008, between the Registrant and Kenneth Cron
10	.11*	Indemnification Agreement, dated as of July 23, 2008, between the Registrant and Edwin Gillis
10	.12*	Indemnification Agreement, dated as of July 23, 2008, between the Registrant and Irfan Salim
10	.13*	Indemnification Agreement, dated as of July 23, 2008, between the Registrant and Michael Simon
10	.14*	Second Amended and Restated Investor Rights Agreement, dated as of December 26, 2007, among the Registrant and the parties listed therein (filed on January 11, 2008 as Exhibit 10.13 to this Registration Statement)
10	.15*	Lease, dated July 14, 2004, between Acquiport Unicorn, Inc. and the Registrant, as amended by the First Amendment to Lease, dated as of December 14, 2005, as further amended by the Second Amendment to Lease, dated October 19, 2007
10	.16†	Connectivity Service and Marketing Agreement, dated as of December 26, 2007, between the Intel Corporation and the Registrant
10	.17*	Amended and Restated Letter Agreement, dated as of April 23, 2008, between the Registrant and Michael Simon (filed on April 25, 2008 as Exhibit 10.15 to Amendment No. 2 to this Registration Statement).
10	.18*	Amended and Restated Letter Agreement, dated as of April 23, 2008, between the Registrant and James Kelliher (filed on April 25, 2008 as Exhibit 10.16 to Amendment No. 2 to this Registration Statement)
10	.19*	Amended and Restated Letter Agreement, dated as of April 23, 2008, between the Registrant and Martin Anka (filed on April 25, 2008 as Exhibit 10.17 to Amendment No. 2 to this Registration Statement)
10	.20*	Amended and Restated Letter Agreement, dated as of April 23, 2008, between the Registrant and Kevin Harrison (filed on April 25, 2008 as Exhibit 10.18 to Amendment No. 2 to this Registration Statement)
10	.21†	License, Royalty and Referral Agreement, dated as of June 8, 2009, between Intel Americas, Inc. and the Registrant
10	.22*	2009 Stock Incentive Plan
10	.23*	Form of Management Incentive Stock Option Agreement under the 2009 Stock Incentive Plan
10	.24*	Form of Management Nonstatutory Stock Option Agreement under the 2009 Stock Incentive Plan
10	.25*	Form of Director Nonstatutory Stock Option Agreement under the 2009 Stock Incentive Plan
10	.26*	Form of Employment Offer Letter (filed on March 7, 2008 as Exhibit 10.16 to Amendment No. 1 to this Registration Statement)
21	.1*	Subsidiaries of the Registrant
23.1		Consent of Independent Registered Public Accounting Firm
23	.2*	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)
23	.3*	Consent of Shields & Company, Inc., dated as of January 11, 2008
23	.4*	Consent of Shields & Company, Inc., dated as of March 7, 2008
24	.1*	Powers of Attorney (included on signature page)

*	Previously filed.

†	Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.